Form 10KSB, Exhibit 13
period 2002-12-31
PROFESSIONALS DIRECT INC
filed 2003-03-28
CIK 1158269

EXHIBIT 13

Professionals Direct, Inc.

2003
Annual Report

(This page intentionally left blank)

PRESIDENT'S MESSAGE

TO OUR SHAREHOLDERS:

Our core mission is to provide insurance products and financial services to small law firms and other professionals on a national basis. We work to manage risk and to build financial security for our customers and to provide favorable long-term returns on the capital invested by our shareholders. Toward these goals, we achieved the following in 2002:

          1.          Operational Expansion. We expanded our insurance license applications to 39 states. By the date of this letter, 29 of those applications were granted. Following this expansion, Professionals Direct Insurance Company wrote policies in 13 states covering more than 5,000 attorneys. In 2002, we expanded the LAWYERS DIRECT program to market to a number of many new states, providing responsive and reliable service to solo practitioners and small law firms in many states. In October, 2002, we completed the purchase of the expiration dates of the Interlex block of business, giving us entry into the Kansas and Missouri markets. As a result of these efforts, PDIC wrote a record $10.4 million in gross written premium - an increase of more than 46% over its writings in 2001. After Michigan, our next largest state markets are Arizona, Florida, Pennsylvania, Ohio and Missouri. The multiple state expansion provides better balance and spread of insurance risk, thereby strengthening the overall enterprise.

          2.          Customer Retention. Our premium prices increased in 2002, in part due to higher reinsurance costs. Even with the price increases, PDIC still achieved an account renewal retention rate of 90%. This renewal retention is a tribute to the quality of our products and services.

          3.          Ratings Upgrade. A.M. Best upgraded PDIC to A- (Excellent) on February 27, 2002. By yearend, we increased to a Class V financial size. In its report, Best commented favorably on our high levels of customer service, consistently high renewals, and improvement of our capital base. While a rating does not make a better company, it affirms the financial strength which we have been building over the years.

          4.          Financial Results. On a consolidated basis, Professionals Direct reported a slight net loss for the year. Primarily, this was due to the extra expense and the investments we made in building out our infrastructure to operate on a national basis. In part, these costs include the added expense of compliance and licenses, developing and implementing new software and other technology and improving our business systems to absorb new operational volume. We also paid out the remaining policyholder dividend from our demutualization in 2001. Certain of these costs were non-recurring and created the ability to write additional volumes of business. The premium increases have continued into 2003. We could not have achieved these increases without making the investments. We believe that our operational improvements will create a pay back over the next several years.

          5.          The Hard Market. In 2002, the lawyers professional liability insurance industry saw many commercial carriers stop writing, suffer rating downgrades, restrict underwriting terms or reduce capital capacity dedicated to the line of business. These events left the marketplace in turmoil. In rare situations, carriers actually went into various forms of receivership leaving lawyers scrambling for new coverage. We have been a specialist in the field for a long time. We understand the ups and downs of the marketplace and anticipated some of the pricing changes. In 2002, Professionals Direct was well positioned to take advantage of the change in the landscape. In contrast to a contraction in the soft market, Professionals Direct was able to respond and add significant amounts of business at responsible rates. With the ability to respond in hard times, we also establish Professionals Direct as a market leader in lawyers professional liability insurance.

Please read the enclosed report and participate in our system of corporate governance by voting in person at our annual meeting or by proxy.

Sincerely,

Stephen M. Tuuk
President and Chief Executive Officer

Professionals Direct, Inc.

2003 Annual Report

Professionals Direct, Inc.

Professionals Direct Inc. is an insurance holding company with five wholly-owned subsidiaries, Professionals Direct Insurance Company, the property and casualty insurance company ("PDIC"); Professionals Direct Employer Organization, Inc., an inactive Michigan professional employer organization; Professionals Direct Finance, Inc., a premium finance company; Professionals Direct Insurance Services, Inc., a company providing underwriting claims, accounting, information technology services and selling professionals liability and other insurance and Professionals Direct Statutory Trust I. PDIC, Professionals Direct's principal subsidiary, provides professional liability insurance to attorneys and law firms in Michigan and other states. Through its other subsidiaries, Professionals Direct provides underwriting, policy issuance, claims administration, accounting and information systems services to insurance companies and provides financing for premiums to customers of PDIC.

A Message to our Shareholders

This 2003 Annual Report contains audited financial statements and a detailed financial review. This is Professionals Direct, Inc.'s 2002 Annual Report to Shareholders. Although attached to our proxy statement, this report is not part of our proxy statement, is not deemed to be soliciting material, and is not deemed to be filed with the Securities and Exchange Commission (the "SEC") except to the extent that it is expressly incorporated by reference in a document filed with the SEC.

Our Annual Report on Form 10-KSB, as filed with the SEC, will be provided to any shareholder, without charge, upon written request to Professionals Direct, Inc., Attn. Corporate Secretary, 161 Ottawa Avenue, N.W., Suite 607, Grand Rapids, Michigan 49503.

Five Year Summary of Selected Financial Data

The following table provides selected consolidated financial and operating data (unaudited) for Professionals Direct and its subsidiaries as of December 31, 1998, 1999, 2000, 2001 and 2002 and for the years then ended. The consolidated financial and operating data are derived from, and should be read in conjunction with, Professionals Direct's Consolidated Financial Statements and Notes thereto.
	Years Ended
	2002	2001	2000	1999	1998

	(in thousands of dollars, except for ratios and ratio data)
Revenue Data:

Direct premiums written	$10,404	$7,066	$ 6,982	$ 7,598	$ 8,652

Net premiums written	8,479	5,956	5,427	4,186	3,102

Net premiums earned	6,790	5,648	5,105	3,358	3,676

Fees and commissions earned	474	665	1,295	1,566	1,392

Net investment income	1,410	1,506	954	966	1,085

Finance and other income earned	116	121	181	105	50

Total Revenues	8,790	7,940	7,535	5,995	6,203

Losses and Expenses:

Losses and loss adjustment expenses	4,851	2,265	2,931	1,957	3,795

Operating expenses	3,511	3,922	3,355	2,619	2,485

Interest expense	200	99	368	342	312

Total Expenses	8,562	6,286	6,654	4,918	6,592

Income (loss) before federal income taxes and policyholder dividend	228	1,654	881	1,077	(389)

Policyholder dividend	316	297	0	0	0

Income (loss) before federal income taxes	(88)	1,357	881	1077	(389)

Federal income taxes (benefit)	(62)	527	95	297	(243)

Net income (loss)	$ (26)	$ 830	$ 786	$ 780	$ (146)

Selected Balance Sheet Data: (at year end)

Total investments and cash	22,451	19,341	17,781	16,919	20,440

Total assets	30,770	25,572	28,956	29,473	32,256

Total liabilities	23,455	18,286	25,445	27,161	30,135

Total shareholders' equity (2001-2002) or policyholders' surplus (2000-1998)	7,315	7,286	3,511	2,312	2,121

Per Share Data: (1)

Net Income (loss)	$(0.08)	N/A	N/A	N/A	N/A

Book value	$21.93	N/A	N/A	N/A	N/A

Selected GAAP Ratios:

Return on prior year equity	(.4%)	23.6%	34.0%	36.7%	(6.8%)

Return on current year revenue	(.3%)	10.5%	10.4%	13.0%	(2.3%)

Return on current year assets	(.1%)	3.2%	2.7%	2.6%	(0.5%)

	Years Ended
	2002	2001	2000	1999	1998

	(in thousands of dollars, except for ratios and ratio data)
Statutory (SAP) Ratio Data:

Loss Ratio (2)	76.9%	41.6%	58.4%	52.1%	96.0%

Expense Ratio (3)	37.0%	37.2%	28.3%	24.4%	12.7%

Combined ratio (4)	113.9%	78.8%	86.7%	76.5%	108.7%

Operating Ratio (5)	93.4%	61.5%	69.8%	47.7%	79.6%

A. M. Best Industry operating ratio (6)	N/A	103.7%	95.0%	94.0%	91.0%

Statutory surplus (7)	10,473	9,370	7,609	6,583	6,060

Earned surplus (8)	7,942	6,839	3,264	1,964	1,441

Ratio of statutory net written premiums to statutory surplus	81.0%	63.6%	71.3%	63.6%	51.2%

(1)

The Company became a shareholder owned company on July 1, 2001, following the conversion and demutualization of its predecessor, Michigan Lawyers Mutual Insurance Company. Accordingly, per share data is presented only for 2002, its only full year of operations as a shareholder owned company.

(2)	Calculated by dividing losses and loss adjustment expenses by net premiums earned.
(3)	Calculated by dividing other underwriting expenses by net premiums written.
(4)	The sum of the statutory loss and loss adjustment expense ratio and the total underwriting expense ratio.
(5)

Calculated by taking the combined ratio and subtracting the ratio of net investment income divided by net premiums earned. An operating ratio of more than 100% indicates that an insurance company is unable to recoup underwriting losses with investment earnings.

(6)	As reported by A. M. Best, Best's Aggregate & Averages - Property - Casualty (Other Liability Quantitative Analysis Report).
(7)

Statutory surplus includes $4.619 million in surplus certificates for years 1998 and 1999. As of December 31, 2000, statutory surplus includes $4.345 million in surplus certificates. For 2002 and 2001, statutory surplus includes $2.531 million in surplus certificates. In all years, interest on the surplus certificates was not accrued until actually approved by the OFIS.

(8)	Statutory surplus less surplus contributed under surplus certificates.

Management's Discussion and Analysis

The following discussion and analysis for the years ended December 31, 2002 and 2001, should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this report. The following discussion of our financial condition and results of operations contains certain forward-looking statements. A discussion of the limitations of forward looking statements appears at the end of this section.

Results of Operations (000 omitted):

Net premiums earned were $6,790 for the year 2002, an increase of $1,142, or 20.2%, compared to 2001. Net premiums earned are equal to the sum of direct earned premiums (premiums earned for policies written) and assumed earned premiums (premiums earned from providing reinsurance to other insurers), less ceded earned premiums (amounts ceded to reinsurers). The increase in net premiums earned was a result of two primary factors. The first was the increase in our retention of risk from $500 to $600 on the majority of policies issued by PDIC in 2002, compared to 2001. In other words, PDIC retained a larger portion of the risk of loss and therefore, was able to retain a larger portion of the premium earned. By increasing retention, less premium is ceded to reinsurers, thereby reducing ceded earned premium and increasing net premiums earned. The second factor was the increase in the direct premiums written. As a result of efforts to expand beyond Michigan, PDIC had direct premiums written of $2,497 in states other than Michigan during 2002. Most of the increased volume was written during the fourth quarter. As a result, earned premium did not increase as significantly.

Direct earned premium in 2002 increased by $1,238 and assumed earned premium decreased by $87. In addition, ceded earned premium increased $9. The increase in direct premium offset by the decrease in assumed earned premium and increase in ceded earned premium, resulted in the increase in net premiums earned of $1,142 for 2002.

During 2002, no new assumed business was written. Direct written premium for 2002, compared to 2001, increased $3,339. Some of this volume increase is a result of the acquisition of the renewal rights of policies issued by Interlex Insurance Company. On December 1, 2002, the Company purchased renewal rights from Interlex Insurance Company in exchange for a total of $491 (see Note 5 to the consolidated financial statements included in this report). During the last quarter of the year, PDIC had $194 in gross written premium from former Interlex customers. It is expected that PDIC will write approximately $2,000 in premiums during 2003 to former Interlex customers. Price changes have also had an impact on overall premium. Prices have generally been increasing as a result of market conditions and because of the increased cost of reinsurance. Finally, the timing of when policies are written and the changes in the premium charged for renewed policies impacts earned premium from year to year. Premium is earned on a daily pro-rata basis typically over a twelve-month policy period.

The increase in ceded earned premium of $9 is the result of an increase in ceded written premium from $1,112 in 2001, to $1,926 in 2002. The increase in ceded written premium is largely a function of the increased volume of direct premium written offset by the impact of the increase in the retention.

We continue to obtain licenses to sell insurance and conduct premium finance operations in states other than Michigan. For 2002, PDIC sold policies in thirteen different states and was licensed in a total of twenty-two states. Twenty-four percent of the premiums written during 2002 were in states outside of Michigan. We continue to pursue licenses for PDIC in additional states and have several licensing applications currently pending. Subsequent to the end of the year, PDIC received its licenses to sell insurance in Oregon and Maine, bringing the total number of licenses to twenty-four. During 2003, we expect that revenues will continue to increase as we become active in several more states. Revenue is also expected to increase as a result of the opportunity that has been created by the takeover of American National Lawyers Insurance Reciprocal ("ANLIR") by state regulators in February 2003. PDIC is licensed in several states where ANLIR was doing business and is actively pursuing business in those states.

Fee and commission income for 2002 decreased $191, or 28.7%, compared to 2001. We earn fee and commission income from several sources. In 2002, total ceding commissions earned were $70, compared to $270 in 2001. The decrease in ceding commissions is primarily attributable to the fact that no 2002 reinsurance treaties provide for ceding commissions. Other sources of fee and commission income did not change materially from 2001 to 2002.

Investment income decreased $96, or 6.4% in 2002, as compared to 2001. During the fourth quarter of 2002, PDIC, in order to take advantage of favorable bond market conditions, sold virtually all of its bonds and realized gains of $724. PDIC realized gains of $681 in the prior year under similar market conditions. The proceeds from the sale were re-invested during the fourth quarter, consistent with company guidelines. The decline in investment income, exclusive of the gains, is largely attributable to the overall decline in market rates experienced during 2002.

Losses and loss adjustment expenses increased $2,586, or 114.2%, to $4,851 in 2002. The loss ratio in 2002 was 71.4%, compared to 40.1% in 2001. The loss ratio is the sum of the losses and loss adjustment expenses paid and accrued by PDIC expressed as a percentage of net premiums earned. The increase in the loss ratio is attributable to the lack of favorable development experienced on prior years' losses during the current year. In 2001, significant favorable development decreased the total loss and loss adjustment expense. Favorable development occurs when actual losses and loss adjustment expenses are lower than previously estimated or expected. Total favorable development recorded in 2001 was $1,619. There was no development of prior years losses either favorable or adverse recorded during 2002. There can be no assurance that PDIC will experience favorable development in the future.

Favorable or adverse development also occurs when subsequent estimates of the loss reserve liability change from their initial estimate. A subsequent decrease in the estimate results in favorable development. A subsequent increase in the estimate results in adverse development. Development, either favorable or adverse, is reflected as a decrease or increase in the current year loss and loss adjustment expense total. Estimates of the loss reserve liability are reviewed by independent outside actuaries that specialize in the professional liability insurance industry. Various methodologies are used to calculate the appropriate amount of the loss reserve liability that should be accrued each year. As claims get older, the loss reserve liability can be estimated with greater accuracy. In the first two years after a claim is reported, there is a significant amount of uncertainty over what the ultimate loss will be. Therefore, estimating the loss reserve liability for claims less than two years old is more difficult. Initial estimates may be too high or too low. As time passes, estimates become more certain. Eventually, all the claims in a particular year are closed and no additional development, favorable or adverse, will be experienced because the amount of the claims is certain.

Operating and administrative expenses for 2002, compared to the total of operating and administrative expenses, plus demutualization expenses for 2001, decreased $412. The combined total of operating and administrative and demutualization expenses for 2001 was $3,923. The costs of demutualization did not recur in 2002 as the activity was concluded during 2001. Operating and administrative expenses decreased from $3,574 in 2001 to $3,511 in 2002. Overall administrative expenses remained constant compared to the prior year as we were able to better utilize existing resources even with increased volume. During 2003, we expect that administrative expenses will increase as existing capacity becomes fully utilized and more staff are brought on to process the increased volume.

Interest expense in 2002 increased $101 from 2001. This increase primarily resulted from unusual factors that caused interest expense for 2001 to be unusually low. In 2001, interest expense was net of the write-off of accrued interest expense on certain surplus certificates converted to stock in the conversion of the Company from a mutual to a stock insurance company (the "Conversion"). Total interest expense for 2002 consists of $133 on surplus certificates, $39 on the line of credit secured by premium finance receivables, $21 on the general line of credit and $8 on the trust preferred securities.

During 2002, PDIC paid $316 in a policyholder dividend to those eligible policyholders who met specific criteria in accordance with the terms of the Conversion. This compares with the $297 paid during 2001. The dividend payment plan was concluded in 2002 and no additional amounts will be paid. The increase in the dividend paid is a function of the timing of when policyholders met the criteria to receive the dividend and the amount of their renewal premium. As a result, a slightly larger proportion was paid in 2002.

Federal income taxes had an effective rate of 70.7% for 2002 compared to 38.8% for 2001. The increase in the effective rate principally results from 2002 pre-tax income being much lower than 2001's causing nominal differences in absolute amounts to materially impact comparative percentages.

Financial Condition, Liquidity, and Capital Resources (000 omitted):

The primary sources of our liquidity, on both a short-term and long-term basis, are funds provided by insurance premiums collected, net investment income, recoveries from reinsurance, and proceeds from the maturity or sale of invested assets. The primary uses of cash, on both a short-term and long-term basis, are losses, loss adjustment expenses, operating expenses, reinsurance premiums, and taxes.

Trends or uncertainties that may have an impact on short-term or long-term liquidity include changes in the cost and availability of reinsurance, changes in interest rates and changes in investment income. Due to the uncertainties created by the events of September 11 and the volatility of the securities market, the cost of obtaining reinsurance has increased. As the costs of obtaining reinsurance change in the future, we intend to adjust the rates we charge our customers. However, such rate changes may be limited by competition. We believe that we will be able to manage these reinsurance costs so the impact on overall liquidity is reduced.

When interest rates decline, the cost of borrowing decreases and the market value of our investment portfolio, which primarily consists of debt securities, generally increases. At the same time, however, the overall yield on new investments tends to decrease. When interest rates increase, the opposite effect is realized. Interest rates continue to be at historically low levels. If interest rates begin to increase, it will be unlikely that PDIC would realize gains on portfolio assets during 2003 at the same levels as 2002 and 2001. However, we are hopeful that such lower gains will be offset by increased interest earned on the portfolio investments, thus having less of an impact on liquidity.

Our net cash flow generated by operations for the year was $1,701, compared to $340 for 2001. The improvement in cash flow is largely attributable to the increased premium volume experienced during the fourth quarter. As a result, the balance of unearned premium increased markedly, generating the majority of the improvement in cash flow from operations. We generated negative cash flow from investing activities of $16,466 during 2002, compared to the positive cash flow of $15,719 during 2001. This negative cash flow in the current year was the result of the reinvestment of the proceeds of the sale of the bonds in 2001 that generated the significant positive cash flow in the prior year. Cash received from financing activities for 2002 was $1,558. This positive cash flow was primarily the result of the proceeds from the issuance of trust preferred securities offset by a reduction in the line of credit balance (see Note 10 to the consolidated financial statements included in this report).

At December 31, 2002, we had cash and cash equivalents of $4,442. This represents that portion of total assets necessary to be kept liquid to meet demand for loss and reinsurance payments. It is expected that this will be maintained in cash and other short-term instruments to meet cash flow needs for 2003.

We also have two lines of credit available through the same financial institution that also provide liquidity. Both lines of credit are guaranteed by Finance and Services and Professionals Direct Employer Organization, Inc. One line of credit is a $1,500 revolving line of credit which is used to assist Finance with its financing of insurance premiums. It is secured by the premium finance contracts and bears interest at .5% over the bank's prime rate. The second line of credit is a $1,000 line of credit which can be used to provide financing for potential acquisitions. It is secured by all assets of the Company and its subsidiaries (except for PDIC) and bears interest at 1% over the bank's prime rate. Both lines of credit require, among other things, that we maintain a minimum tangible net worth of $7,000, that PDIC maintain a minimum surplus of not less than 240% of the Authorized Control Level Risk Based Capital (as defined by the National Association of Insurance Commissioners), and that we deliver periodic financial reports to the bank.

Based on historical trends, market conditions and our business plans, we believe that our existing resources and sources of funds will be sufficient to meet our short-term and long-term liquidity needs over the next year and beyond. Because economic, market and regulatory conditions may change, however, there can be no assurance that our funds will be sufficient to meet these liquidity needs. In addition, competition, pricing, the frequency and severity of losses and interest rates could significantly affect our short-term and long-term liquidity needs.

Critical Accounting Estimates and Judgments

The consolidated financial statements include certain amounts, based upon informed estimates and judgments made by management, for transactions not yet complete or for which the ultimate resolution is not certain. Such estimates and judgments affect the reported amounts in the financial statements. Although management believes that they are making the best decisions based upon information then available, it is possible that as conditions and experience develop, these estimates may change and may be materially different from originally reported in the financial statements. Our reserves for unpaid loss and loss adjustment expenses represent the most critical estimate present within the financial statements.

Loss and Loss Adjustment Expense Reserves

PDIC is required by applicable insurance laws and regulations to maintain reserves for payment of losses and loss adjustment expenses for reported claims and for claims incurred but not reported, arising from policies that have been issued. These laws and regulations require that PDIC provide for the ultimate cost of those claims without regard to how long it takes to settle them or the time value of money. The determination of reserves involves actuarial and statistical projections of what PDIC expects to be the cost of the ultimate settlement and administration of such claims based on facts and circumstances then known, estimates of future trends in claim severity, and other variable factors such as inflation and changing judicial theories of liability.

The estimation of ultimate liability for losses and loss adjustment expenses is an inherently uncertain process and does not represent an exact calculation of that liability. PDIC's current reserve policy recognizes this uncertainty by maintaining bulk reserves or excess case reserves to provide for the possibility that actual results may be less favorable compared to the estimated costs relative to the normal case reserve estimation process. The bulk reserve is determined by estimating the ultimate liability for both reported and non-reported claims and then subtracting the case reserves for reported claims. PDIC does not discount its reserves to recognize the time value of money.

When a claim is reported to PDIC, claims personnel establish a case reserve for the estimated amount of the ultimate payment. This estimate reflects an informed judgment based upon general insurance reserving practices and on the experience and knowledge of the estimator regarding the nature and value of the specific claim, the severity of injury or damage, and the policy provisions relating to the type of loss. The claims staff periodically adjusts case reserves as more information becomes available.

Each quarter, PDIC computes its estimated liability using appropriate principles and procedures. PDIC's independent actuary also reviews its reserves twice a year. Because the establishment of loss reserves is an inherently uncertain process, however, there can be no assurance that losses will not exceed reserves. Adjustments in aggregate reserves, if any, are reflected in the operating results of the period during which such adjustments are made. As required by insurance regulatory authorities, PDIC annually receives a statement of opinion by its appointed actuary concerning the reasonableness of its statutory reserves.

A reconciliation of the beginning and ending net liability for unpaid losses and loss adjustment expenses for the years ended December 31, 2002 and 2001 is provided in Note 7 to the consolidated financial statements included in this report.

The following table shows the development of the reserve for unpaid losses and loss adjustment expenses (excluding unallocated loss adjustment expenses) for report years 1992 through 2002 for PDIC. The top line of the table shows the reserve for unpaid losses and loss adjustment expense at the respective balance sheet dates. The upper portion of the table shows the cumulative amounts paid in successive years. The lower portion of the table shows the reestimated amount of losses based on experience as of the end of each succeeding year. The estimates change as claims settle and more information becomes known about the ultimate frequency and severity of claims for individual years. A redundancy (deficiency) exists when the reestimated liability at each December 31 is less (greater) than the prior year's liability estimate. The "cumulative redundancy" (deficiency) for a calendar year represents the difference between the initial and current year estimate for each calendar year.

The volatility of professional liability claim frequency and severity makes the prediction of the ultimate loss very difficult. Likewise, the long time frame for professional liability claims to develop and be paid further complicates the reserving process.

	Report Year Ended December 31,
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
	(in thousands)
Reserve for unpaid losses and loss adjustment expenses	$2,634	$3,321	$3,619	$2,572	$2,960	$3,944	$3,042	$1,890	$2,894	$3,317	$4,061

Cumulative amount of liability paid through:
One year later	382	976	1,451	1,342	1,521	590	675	641	609	1,758	-
Two years later	1,435	2,239	2,658	2,758	3,160	1,726	1,402	1,159	1,961
Three years later	1,789	2,963	4,296	3,544	3,871	1,991	1,532	1,347
Four years later	2,331	3,040	4,532	3,809	4,112	2,089	1,610
Five years later	2,282	3,512	4,791	4,014	4,256	2,088
Six years later	2,257	3,551	4,865	4,062	4,314
Seven years later	2,254	3,551	4,904	4,011
Eight years later	2,254	3,551	4,902
Nine years later	2,254	3,551
Ten years later	2,254

Reestimated net liability as of:
One year later	2,863	3,177	4,076	3,700	4,285	3,287	2,805	2,303	2,522	3,320	-
Two years later	2,336	3,155	4,427	4,078	4,841	2,944	2,134	1,994	2,470
Three years later	2,295	3,375	5,067	4,144	4,843	2,425	1,820	1,990
Four years later	2,334	3,505	5,057	4,141	4,735	2,163	1,813
Five years later	2,282	3,679	4,959	4,359	4,405	2,162
Six years later	2,257	3,625	4,957	4,260	4,407
Seven years later	2,254	3,598	4,904	4,261
Eight years later	2,254	3,551	4,902
Nine years later	2,254	3,551
Ten years later	2,254

Net cumulative (deficiency) redundancy	380	(230)	(1,283)	(1,689)	(1,447)	1,782	1,229	(100)	424	(3)	-

As previously discussed, the process of estimating loss and loss adjustment expense reserves is inherently uncertain, which results in favorable and adverse development on initial estimates. The table above illustrates such uncertainty. Another variable in the process of estimating reserves is the quality of the claims administration. The underlying claims must be promptly analyzed to accurately estimate the potential loss. Prior to 1998, PDIC's claims were administered by an outside claims administrator. Beginning in 1998, PDIC hired its own employees to administer the claims. At the same time, PDIC also engaged a new actuarial firm.

An independent actuary that specializes in the lawyers professionals liability industry performs a semi-annual study for PDIC that results in a recommended reserve level for losses and loss adjustment expenses. The actuary reviews PDIC's historical claim payment data and premiums data. In addition, the actuary performs statistical analyses based upon many factors, including the size of the firms insured, the ages of the attorneys, the practice areas of the attorneys, and the nature of the underlying errors that drive the claims. The actuary also considers the terms of PDIC's reinsurance contracts. Ultimately, based on this examination, the actuary provides PDIC with their estimate of the reserves that should be recorded. These estimates vary from study to study based on new information available about previous claims and uncertainties inherent in new claims. Occasionally, as can be seen in the table, the estimates initially recorded for losses and loss adjustment expenses based upon the actuarial studies prove to be significantly different from actual results.

Beginning in 1996, PDIC has focused its efforts on refining the process of estimating the ultimate cost of claims and in decreasing the length of time it takes to settle a claim. Decreasing the length of time to settle claims brings certainty to the estimates more quickly. In the first few years after bringing claims administration in-house and in reaction to the prior underestimated reserves recorded by the outside claims administrator, reserve levels were too conservative, resulting in high reserves. With more experience, refined assessment procedures and working closely with its actuary, PDIC expects to improve its accuracy for setting initial reserves with the hopes that subsequent development as a percentage of the initial estimate will be minimal. Unfortunately, any improvement in the accuracy of such estimates, if any, will not be known for some time.

Conditions and trends that have affected the development of liabilities in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

Statutory accounting principles require reserves to be reported net (i.e. after reinsurance). Generally accepted accounting principles require reserves to be reported gross (i.e. before reinsurance) with a corresponding asset established for the reinsurance recoverable. When compared on a net basis, Statutory and GAAP reserves are identical.

Market for Common Stock and Dividends

          There is no active public trading market for the Company's securities. Bid and asked quotation for the Company's securities may be reported on the over-the-counter bulletin board (the "OTC") under the symbol PFLD. Transactions in the Company's securities are occasionally effected by individuals through the OTC or on an informal basis. The prices at which such transactions are effected are only occasionally reported to the Company.

          Holders. As of December 31, 2002, there were approximately 800 record holders of the Company's common stock.

          Dividends. The Company has never declared a cash dividend on its common stock. Payment of dividends by the Company may be contingent on the receipt of dividends from PDIC. The payment of dividends by PDIC is subject to limitations imposed by the Michigan Insurance Code and the plan that governed the Company's Conversion. PDIC is not presently permitted to pay any dividends until such time as the Surplus Certificates are paid in full.

          Recent Sales of Unregistered Securities. All of the Company's outstanding shares were sold in an offering conducted pursuant to the Conversion. The offering was completed on June 29, 2001. The Company offered 290,000 shares through a subscription offering and engaged Donnelly, Penman, French, Haggarty & Co. as its placement agent to offer and sell 43,500 shares through a best efforts offering. A total of 333,500 shares of common stock were issued under the offering. The net cash proceeds from the offering were $1,391,952 (after placement agent expenses of $129,048) and were used as additional surplus to fund the Company's growth in written premiums. In addition to cash, the Company received 1,814 Surplus Certificates, valued at $1,000 each, that were exchanged in lieu of payment for the shares. The common stock sold pursuant to the offering was issued in reliance on an exemption from registration under Section 3(a)(11) of the federal Securities Act of 1933 and Rule 147 promulgated thereunder. As such, the shares were only offered and sold to bona fide residents of Michigan and could not be transferred to any person that was not a bona fide resident of Michigan during the nine-month period following the last sale in the Offering.

          On December 4, 2002, Professionals Direct Statutory Trust I, a wholly owned trust subsidiary of the Company, issued $2 million in 30-year floating rate trust preferred securities (less issuance expenses of $93,848). The proceeds from the sale of the trust preferred securities were used by Professionals Direct Statutory Trust I to purchase an equivalent amount of subordinated debentures from the Company. The Company subsequently contributed some of the proceeds to PDIC as additional surplus and used the remainder to pay off bank indebtedness. The trust preferred securities were issued in reliance on an exemption from registration under Section 4(2) of the federal Securities Act of 1933.

          Equity Compensation Plans. As of December 31, 2002, no equity securities of the Company were authorized for issuance under compensation plans.

Forward-Looking Statements

This report contains forward-looking statements, including, but not limited to, statements relating to the Company's business objectives and strategy. Such forward-looking statements are based on current expectations, management beliefs, certain assumptions made by the Company's management, and estimates and projections about the Company's industry. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "hopeful," "judgment," "objective," "plans," "predicts," "projects," "seeks," variations of such words and similar expressions are intended to identify such forward-looking statements. Determination of loss and loss adjustment expense reserves and amounts due from insurers are based substantially on estimates and the amounts so determined are inherently forward-looking.

Forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict with respect to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may differ materially from those expressed, forecasted, or contemplated by any such forward-looking statements. Other factors, some of which are listed below, also influence the results of operations, financial condition and business of the Company and its subsidiaries:
•	future economic conditions and the legal and regulatory environment in the markets served by the Corporation's subsidiaries;

•	re-insurance market conditions, including changes in pricing and availability of re-insurance;

•	financial market conditions, including, but not limited to, changes in interest rates and the values of investments;

•	inflation;

•	credit worthiness of the issuers of investment securities, reinsurers and others with whom the Corporation and its subsidiaries do business;

•	estimates of loss reserves and trends in losses and loss adjustment expenses;

•	changing competition;

•	the company's ability to execute its business plan;

•	the effects of war and terrorism on investment and reinsurance markets;

•	the company's ability to enter new markets successfully and capitalize on growth opportunities; and

•	changes in the laws, rules and regulations governing insurance holding companies and insurance companies, as well as applicable tax and accounting matters.

Changes in any of these factors, or others, could have an adverse affect on the business, results of operations, or business of the Company or its subsidiaries. Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Independent Auditor's Report

The Board of Directors
Professionals Direct Inc. and Subsidiaries
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheet of Professionals Direct Inc. and Subsidiaries as of December 31, 2002, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for the two years in the period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Professionals Direct Inc. and Subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Grand Rapids, Michigan
March 5, 2003

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

December 31,	2002

Assets (Note 9)	(000)

Investments available for sale, at fair value (Note 3):
Fixed maturities	$17,686
Equity securities	50

Total investments available for sale	17,736

Other invested asset, at cost which approximates fair value	273

Total investments	18,009

Cash and cash equivalents	4,442
Receivables:
Premiums (Note 4)	712
Amounts due from reinsurers (Note 8)	2,953
Deductibles (Note 4)	52
Investment income	265
Ceding commissions	241
Federal income taxes recoverable	57
Prepaid reinsurance premiums	1,015
Property and equipment, net (Note 6)	467
Deferred acquisition costs (Note 14)	813
Net deferred federal income taxes (Note 13)	945
Intangible assets, net (Note 5)	769
Other assets	30

12,761

$30,770

Liabilities and Shareholders' Equity

Liabilities
Loss and loss adjustment expense reserves (Note 7)	$10,138
Unearned premiums	5,516
Amounts due to reinsurers	370
Line of credit (Note 9)	585
Accrued expenses and other liabilities	1,073
Accrued interest	1,242
Surplus certificates (Note 11)	2,531
Trust preferred securities (Note 10)	2,000

Total Liabilities	23,455

Commitments and Contingencies (Notes 8, 9 and 15)

Shareholders' Equity (Note 11)
Preferred stock, no par (500,000 shares authorized, no shares issued)	-
Common stock, no par (5,000,000 shares authorized, 333,500 shares issued and outstanding)	3,206
Retained Earnings	4,068
Accumulated other comprehensive income (Note 18)	41

Total Shareholders' Equity	7,315

$30,770

See accompanying notes to consolidated financial statements.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME

Year ended December 31,	2002	2001
	(000)	(000)
Revenues
Net premiums earned (Note 8)	$6,790	$5,648
Fees and commissions earned	474	665
Net investment income (Note 3)	1,410	1,506
Finance and other income earned	116	121

Total revenues	8,790	7,940

Expenses
Losses and loss adjustment expenses incurred (Notes 7 and 8)	4,851	2,265
Operating and administrative (Note 14)	3,511	3,574
Demutualization expenses	-	349
Interest	200	99

Total expenses	8,562	6,286

Income before federal income tax expense (benefit) and policyholder dividend	228	1,654
Policyholder dividend (Note 19)	316	297

Income (loss) before federal income tax expense (benefit)	(88)	1,357

Federal Income Tax Expense (Benefit) (Note 13)	(62)	527

Net Income (Loss)	(26)	830

Other Comprehensive Income (Loss) (Note 18)	55	(261)

Comprehensive Income	$29	$569

Per share of common stock (not in thousands):
Basic and diluted net income (loss) per share	$(0.08)	2.49
Basic and diluted comprehensive income per share	0.09	1.71

See accompanying notes to consolidated financial statements.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common shares		Common Stock par value		Retained Earnings	Accumulated other comprehensive income (loss)	Total
			(000)		(000)	(000)	(000)

Balance, January 1, 2001		-		-	3,264	247	3,511

Common stock issued	333,500		3,206		-	-	3,206

Net income for the year	-		-		830	-	830

Net depreciation on available for sale securities, net of taxes (Note 18)	-		-		-	(261)	(261)

Balance, December 31, 2001	333,500		$3,206		$4,094	$(14)	$7,286

Net loss for the year	-		-		(26)	-	(26)

Net appreciation on available for sale securities, net of taxes (Note 18)	-		-		-	55	55

Balance, December 31, 2002	333,500		$3,206		$4,068	$41	$7,315

See accompanying notes to consolidated financial statements.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31,	2002	2001
	(000)	(000)
Operating Activities
Net income (loss)	$(26)	$830
Adjustments to reconcile net income (loss) to net cash from operating activities:
Deferred federal income tax expense	-	434
Realized gains	(727)	(681)
Depreciation	160	178
Amortization	205	66
Changes in operating assets and liabilities:
Premiums receivable	22	52
Amounts due from reinsurers	(231)	3,914
Deductibles receivable	(16)	(2)
Investment income receivable	(244)	214
Ceding commissions receivable	(2)	217
Federal income taxes recoverable	120	(177)
Prepaid reinsurance premiums	(490)	315
Deferred acquisition costs	(665)	(73)
Other assets	78	(1)
Loss and loss adjustment expense reserves	549	(3,462)
Unearned premiums	2,179	(7)
Unearned ceding commissions	(70)	(84)
Amounts due to reinsurers	268	(54)
Federal income taxes payable	-	(21)
Accrued expenses and other liabilities	449	(272)
Accrued interest	142	(601)
Deferred compensation	-	(445)

Net cash from operating activities	1,701	340

Investing Activities
Cost of fixed maturities acquired	(34,083)	(1,103)
Proceeds from sales or maturities of fixed maturities	18,442	16,343
Cost of property and equipment acquired	(334)	(110)
Cost of intangible assets acquired	(491)	(11)
Proceeds from sale of intangibles	-	60

Net cash from (for) investing activities	(16,466)	15,179

Financing Activities
Net repayments under line of credit	(348)	(60)
Payment of debt issue costs	(94)	-
Proceeds from issuance of trust preferred securities	2,000	-
Principal payments on note payable	-	(339)
Common stock issued for cash	-	1,392

Net cash from financing activities	1,558	993

Net Increase (Decrease) in Cash and Cash Equivalents	(13,207)	16,512

Cash and Cash Equivalents, beginning of year	17,649	1,137

Cash and Cash Equivalents, end of year	$4,442	$17,649

Supplemental Disclosures of Cash Flow Information
Federal income tax payments (receipts)	$(182)	$226
Interest payments	58	622

Noncash Transactions:
Surplus certificates exchanged for common stock	$-	$1,814

See accompanying notes to consolidated financial statements.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.          Organization of the Company and Nature of Business

          Professionals Direct Inc. (Company) is an insurance holding company with five subsidiaries (see Note 2). One of the subsidiaries, Professionals Direct Insurance Company (PDIC) is the former Michigan Lawyers Mutual Insurance Company (the Mutual). The Mutual was originally formed in the State of Michigan on June 4, 1987, for the principal purpose of providing professional liability insurance on a claims-made basis to attorneys practicing in Michigan. PDIC continues to provide professional liability insurance to attorneys and law firms in Michigan and other states. In 2002, 76% of premiums were written in Michigan, 13.5% in Arizona and the balance in eleven additional states with no other state exceeding 5%.

          Effective July 1, 2001, the Company took part in a corporate restructuring in which Michigan Lawyers Mutual Insurance Company demutualized and converted from a mutual insurance company to a Michigan domiciled stock property and casualty insurance company (the Conversion). As part of the demutualization, the organization was restructured and the names of certain entities were changed (the Restructure). Prior to the Restructure, MLM Holdings, Inc. (Holdings) was a wholly-owned subsidiary of the Mutual. As part of the Restructure, Holdings was renamed Professionals Direct, Inc., and the Mutual was renamed Professionals Direct Insurance Company and became a wholly-owned subsidiary of Professionals Direct, Inc.

          In conjunction with the demutualization, the Company completed its initial public offering of stock through a subscription offering of 290,000 shares of common stock at $10.00 per share, whereby eligible policyholders, officers, directors and employees were offered the opportunity to become shareholders of the Company and a best efforts offering open to the public of any subscription shares not subscribed for plus an additional 43,500 shares of common stock at $10.00 per share. Proceeds from the offering were $3,205,952, net of offering costs (primarily legal and placement agent fees of $129,048).

          The Lawyers Direct Risk Purchasing Group (Group) was formed during 2002 to facilitate the purchase of liability insurance by certain of the Company's insureds. The Group is a non-profit corporation with current management of the Company comprising its Board.

          The Professionals Direct Statutory Trust I was formed during 2002 to facilitate the issuance of trust preferred securities. The trust is wholly owned by the Company.

2.          Basis of Presentation and Significant Accounting Policies

Basis of Presentation

          These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP).

Principles of Consolidation

          The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (Professionals Direct Insurance Company, the property and casualty insurance company; Professionals Direct Employer Organization, Inc., an inactive Michigan professional employer organization; Professionals Direct Finance, Inc. (Finance), a premium finance company; Professionals Direct Insurance Services, Inc. (Services), a company providing underwriting claims, accounting, information technology services and selling professionals liability and other insurance; and Professionals Direct Statutory Trust I) plus Lawyers Direct Risk Purchasing Group which the company controls.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          All significant intercompany transactions and balances have been eliminated.

Investments

          The Company classifies marketable investment securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities which the Company has the ability and intent to hold until maturity. All other securities are classified as available for sale. All of the Company's marketable securities are classified as available for sale.

          Available for sale securities are recorded at fair value based upon quoted market prices of the underlying securities. Unrealized gains and losses, net of the related tax effect, on available for sale securities are excluded from net income and reported as accumulated other comprehensive income, until realized. A decline in the fair value of any available for sale security below cost that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis for the security.

          Premiums and discounts are amortized or accreted over the life of the related fixed maturity security as an adjustment to yield using the effective interest method. Dividend and interest income is recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of the securities sold.

Other Invested Asset

          Other invested asset is an investment in a non-public reinsurance company accounted for using cost basis accounting. The fair value of this investment represents management's best estimate of fair value based upon information received from the investee. A decline in the estimated fair value of any other invested asset below cost that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis for the security.

Cash and Cash Equivalents

          Cash and cash equivalents includes money market mutual funds and investments with maturities of one year or less and are stated at cost, which approximates fair value.

Property and Equipment

          Property and equipment, consisting principally of computer equipment and software, is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using accelerated and straight-line methods over estimated useful lives, which range from three to seven years.

Intangible Assets

          Intangible assets consist of customer lists and non-compete agreements that are amortized on a straight-line basis over the estimated benefit periods from two to fifteen years and debt issue costs that are amortized by the effective interest method over the term of the securities.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

          Insurance premiums are earned on a daily pro-rata basis over the life of the policy. Most policies have a life of twelve months.

Commission Income

          Commissions are recognized when the respective policies become effective.

Deferred Acquisition Costs and Unearned Ceding Commissions

          Acquisition costs, consisting of commissions, premium taxes and other underwriting costs are deferred and amortized ratably over the terms of the policies. Unearned ceding commissions are deferred and amortized ratably over the terms of the treaties.

Unearned Premiums

          Unearned premiums represent the portion of premiums written which is applicable to the unexpired terms of policies in force, calculated using the daily pro-rata basis.

Loss and Loss Adjustment Expenses

          A liability for losses is provided based upon formula and case basis estimates for losses reported on direct premiums written and estimates of additional development of these losses over case basis estimates based upon past experience.

          A liability for loss adjustment expenses is provided by estimating future expenses to be incurred in settlement of the claims provided for in the liability for losses.

Federal Income Taxes

          Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect at the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as a charge or credit to income tax expense in the period that includes the enactment date.

Use of Estimates

          In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

          The most significant estimates that are susceptible to significant change in the near term relate to the determination of the loss and loss adjustment expense reserves and amounts due from reinsurers. Although considerable variability is inherent in these estimates, management believes that they are fairly stated, based on presently available information. Estimates are reviewed regularly and adjusted as deemed appropriate. Such adjustments are reflected in current operations.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings Per Share of Common Stock

          Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share is equal to basic earnings per share as there are no stock options or other dilutive instruments outstanding.

Certain Significant Risks

          Following is a description of the more significant risks facing property/casualty insurers and how the Company mitigates those risks:

          Legal/Regulatory Risk - is the risk that changes in the legal or regulatory environment in which an insurer operates will change and create additional loss costs or expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives designed to reduce insurer profits or new legal theories may create costs for the insurer beyond those recorded in the financial statements. The Company mitigates this risk through underwriting and loss adjusting practices intended to identify and minimize the adverse impact of this risk.

          Credit Risk - is the risk that issuers of securities owned by the Company will default, or other parties, including reinsurers and customers which owe the Company money, will not pay. The Company has a concentration of amounts due from customers in the State of Michigan as approximately 76% of current year revenues were derived from customers in Michigan. The Company manages this risk by adhering to a conservative investment strategy, by maintaining sound reinsurance and credit and collection policies, and by providing for any amounts deemed uncollectible.

          Interest Rate Risk - is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. The Company mitigates this risk by attempting to match the maturity schedule of its assets with the expected payout of its liabilities. To the extent that liabilities come due more quickly than assets mature or the Company liquidates investments to meet operating needs, the Company would have to sell assets prior to maturity and recognize a gain or loss. At December 31, 2002, the estimated fair value of the Company's bond portfolio was greater than its cost.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.          Investments

          A summary of amortized cost, gross unrealized gains and losses, and fair value of fixed maturities and equity securities available for sale is as follows:

		Gross unrealized
December 31, 2002	Amortized cost	Gains	Losses	Fair value
	(000)	(000)	(000)	(000)
Fixed maturities:
U.S. treasury securities and obligations of U.S. government agencies	$2,158	$21	$-	$2,180
Obligations of states and political subdivisions	10,695	82	74	10,703
Corporate securities	2,272	22	15	2,279
Mortgage and other asset-backed securities	2,504	20	-	2,524

Total fixed maturities	$17,629	$145	$89	$17,686

Equity securities	$68	$-	$18	$50

          The amortized cost and fair value of fixed maturities, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2002	Amortized cost	Fair value
	(000)	(000)
Fixed maturities, other than mortgage and other asset-backed securities:
Due in one year or less	$1,415	$1,418
Due after one year through five years	7,539	7,589
Due after five years through ten years	4,718	4,708
Due after ten years	1,453	1,447

	15,125	15,162

Mortgage and other asset-backed securities	2,504	2,524

	$17,629	$17,686

          Proceeds from sales of fixed maturities were $18,038,289 and $16,049,181 in 2002 and 2001, respectively, on which gross gains of $732,580 and $686,443 and gross losses of $5,953 and $5,152 were realized in 2002 and 2001, respectively.

          At December 31, 2002, investments with a fair value of $2,796,583 and amortized cost of $2,784,049 were on deposit with regulatory authorities, as required by law.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Net investment income was comprised of the following components:

Year ended December 31,	2002	2001
	(000)	(000)
Investment income:
Fixed maturities	$635	$766
Short-term investments	114	121
Equity securities	1	2
Net realized gains (losses)	727	681

	1,477	1,570
Less investment expenses	67	64

Net investment income	$1,410	$1,506

          The following represent investments that exceed ten percent of stockholders' equity:

Issuer	Amortized cost	Fair value
	(000)	(000)
Obligations of states and political subdivisions:
Broomfield, Colorado	$1,064	$1,069
Tarrant County, Texas	1,074	1,052
Santa Fe, New Mexico	974	972
Seattle, Washington	832	813

4.          Premiums and Deductibles Receivable and Allowance for Doubtful Accounts

          Premium receivables are primarily customer obligations due under terms of premium finance contracts. We sell our policies exclusively to lawyers and law firms. Professionals Direct Finance, Inc. provides premium financing to policyholders of Professionals Direct Insurance Company for up to eighty percent of the premium. Typically, Finance will accept installment payments over nine months, including a finance charge. Finance holds the policy as collateral and if an account is delinquent will have the insurance company cancel the policy. The return of unearned premium will exceed the amount owed on the contract and the difference is paid to the policyholder. As a result, no allowance for doubtful accounts is provided.

          Deductible receivables are amounts due from policyholders under the terms of the policy when the Company pays indemnity on behalf of a policyholder. There are typically a limited number of policyholders with balances outstanding for deductible. We record an allowance for doubtful accounts based on specifically identified amounts that we believe to be uncollectible. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The allowance for doubtful accounts at December 31, 2002 and 2001 was $30,000.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.          Intangible Assets

          Intangible assets consist of the following:

December 31,	2002
(000)
Cost:
Debt issue costs	$94
Covenants not to compete	310
Renewal rights and customer lists	526

930
Less accumulated amortization	161

Net intangible assets	$769

          Intangible assets include debt issue costs of $93,848 incurred in 2002 in connection with the issuance of the trust preferred securities (see Note 10). Also, the Company purchased the renewal rights to the direct written lawyers professional liability policies of Interlex Insurance Company for $309,000 effective December 1, 2002. In conjunction with this purchase, the Company obtained certain non-competition covenants from Interlex and its employees for $132,428 and acquired the renewal rights and a covenant not to compete from a former Interlex agent for $49,371.

          The renewal rights are being amortized on a straight line basis over fifteen years. The covenants are being amortized over the associated duration of the covenant ranging from 15 to 51 months. Debt issue costs are being amortized by the effective interest method over thirty years, the term of the securities.

          Future amortization expense expected is as follows:

Year ending December 31,
(000)

2003	$136
2004	99
2005	97
2006	42
2007	38
Thereafter	357

$769

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.          Property and Equipment

          Property and equipment consist of the following:

December 31,	2002
(000)
Cost:
Computer equipment	$323
Furniture and other equipment	242
Computer software	980
Leasehold improvements	47

1,592
Less accumulated depreciation and amortization	1,125

Net property and equipment	$467

7.          Loss and Loss Adjustment Expense Reserves

          Activity in the loss and loss adjustment expense reserves is summarized as follows:

December 31,	2002	2001
	(000)	(000)

Balance, beginning of year	$9,589	$13,051
Less reinsurance balances recoverable	(2,539)	(5,909)

Net balance, beginning of year	7,050	7,142

Incurred related to:
Current year	4,851	3,884
Prior years	-	(1,619)

Total incurred	4,851	2,265

Paid related to:
Current year	990	671
Prior years	3,242	1,686

Total paid	4,232	2,357

Net balance, end of year	7,669	7,050
Plus reinsurance balances recoverable	2,469	2,539

Balance, end of year	$10,138	$9,589

          The 2001 decrease in incurred losses related to prior accident years resulted from favorable loss development.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.          Reinsurance

          In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Although reinsurance agreements contractually obligate the Company's reinsurers to reimburse the Company for their proportionate share of losses, they do not discharge the primary liability of the Company. The Company is contingently liable for unpaid losses and loss adjustment expenses and unearned premiums associated with ceded insured risks in the event the assuming insurance organizations fail to meet their contractual obligations.

          In 2001 and 2002, the Company's net retention on the majority of the policies issued was $500,000 and $600,000, respectively, per claim.

          Amounts due from reinsurers consisted of amounts related to the following:

December 31,	2002
(000)

Paid loss and loss adjustment expenses	$484
Unpaid loss and loss adjustment expenses	2,469

$2,953

          The effect of reinsurance on premiums written and earned is as follows:

	2002		2001

	Written	Earned	Written	Earned
	(000)	(000)	(000)	(000)

Direct	$10,405	$8,226	$7,066	$6,988
Assumed	-	-	2	86
Ceded	(1,926)	(1,436)	(1,112)	(1,427)

Net Premiums	$8,479	$6,790	$5,956	$5,648

          As a result of reinsurance ceded, loss and loss adjustment expenses incurred were reduced by $2,171 in 2002 and increased by $2,362 in 2001. During 2001, the Company experienced favorable development on losses previously ceded to reinsurers.

          The Company holds collateral under related reinsurance agreements in the form of irrevocable letters of credit with a single bank. At December 31, 2002, the balance of these letters of credit approximated $2,621,857.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.          Lines of Credit

          At December 31, 2002, the Company owed $585,259 under a $1.5 million line of credit that bears interest at .5% over the bank's prime rate (effectively 4.75% at December 31, 2002), is secured by premium finance contracts receivable. At December 31, 2002, the Company had available a second line of credit of $1,000,000 that bears interest at 1.0% over the bank's prime rate (effectively 5.25% at December 31, 2002) and is secured by substantially all assets of Finance and Services. Both lines of credit impose financial covenants.

10.          Trust Preferred Securities

          On December 4, 2002, the Company issued a floating rate junior subordinated debenture (the "Debenture") having a principal amount of $2,062,000 to Professionals Direct Statutory Trust I (the "Trust"). Cumulative interest on the principal sum of the Debenture accrues from December 4, 2002, and it is payable quarterly in arrears on March 4, June 4, September 4 and December 4 of each year at a variable rate per annum equal to LIBOR (London Interbank Offering Rate) plus 4.00% (not to exceed 12.50%). At December 31, 2002, interest accrued at an annual rate per annum equal to 5.42375%. Interest is computed on the actual number of days elapsed in a year of twelve 30 day months. The Debenture ranks subordinate and junior in right of payment to all Indebtedness (as defined) of the Company. The Debenture matures on December 4, 2032, but may be redeemed in whole or in part beginning on December 4, 2007, or earlier upon the occurrence of certain special events defined in the Indenture governing the Debenture.

          On December 4, 2002, the Trust sold floating rate capital securities ("Capital Securities") having an aggregate liquidation amount of $2 million to investors and issued floating rate common securities ("Common Securities") having an aggregate liquidating amount of $2,062,000 to the Company. All of the proceeds from the sale of Capital Securities and Common Securities were invested in the Debenture. Capital Securities and Common Securities represent undivided beneficial interests in the Debenture, which is the sole asset of the Trust. Holders of Capital Securities and Common Securities are entitled to receive distributions from the Trust on terms which correspond to the interest and principal payments due on the Debenture. Payment of distributions by the Trust and payments on liquidation of the Trust or redemption of Capital Securities are guaranteed by the Company to the extent the Trust has funds available (the "Guarantee"). The Company's obligations under the Guarantee, taken together with its obligations under the Debenture and the Indenture, constitute a full and unconditional guarantee of all of the Trust's obligations under the Capital Securities issued by the Trust. Because the Common Securities held by the Company represent all of the outstanding voting securities of the Trust (in the absence of a default or other specified event), the Trust is considered to be a wholly owned subsidiary of the Company for reporting purposes and its accounts are reflected in the Consolidated Financial Statements of the Company.

11.          Surplus Certificates

          Surplus certificates were offered for sale only in the State of Michigan to lawyers resident in and authorized to practice in Michigan, and to law partnerships and professional corporations which have their principal place of business in Michigan. Certificate ownership was required for a lawyer to be insured by the Company prior to March 31, 1995, when the requirement was suspended and, effective December 9, 2000, this requirement was permanently removed.

          Certificates have a principal value of $1,000 each and bear simple interest at the rate of 5.25% per annum from the issuance date until paid. Principal and accrued interest thereon may be paid only from

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

surplus earnings, and then only upon the written consent of the Michigan Department of Financial and Insurance Services and in such amounts as are determined by the board of directors. Subject to these conditions for repayment, certificates are redeemable by the holder after they have been outstanding for ten years. To date, the Company has received approval to pay certain interest on certificates issued prior to December 31, 1993. Interest payments during 2002 and 2001 to these certificate holders amounted to $2,125 and $74,962, respectively.

          During the Conversion in 2001, 1,814 surplus certificates were converted to common stock and interest totaling $540,798 was paid on these converted certificates. 2,531 certificates remained outstanding at December 31, 2002.

          In the event of liquidation, receivership, insolvency, reorganization, dissolution, or termination of existence of the Company, or the sale by the Company of substantially all its assets, the outstanding certificates will be of equal rank with each other regardless of the issuance date of a certificate, and redemption thereof will be subordinate to claims of creditors and policyholders and any other priority claims as provided by the insurance code. If there are insufficient assets in such event to pay, in full, interest and principal on all outstanding certificates, payment will be made pro rata.

12.          Statutory Information

Dividend Restrictions

          As required by the Plan of Conversion, PDIC is prohibited from making any dividend payments to the Company until such time as the surplus certificates are repaid in full. In addition, under Michigan law, the maximum dividend that may be paid by PDIC to the Company during any twelve-month period without the prior approval of the OFIS is the greater of 10% of PDIC's statutory surplus as reported on the most recent annual statement filed with the OFIS or the net income of PDIC for the period covered by such annual statement.

Statutory Information

          At December 31, 2002, statutory surplus of PDIC was $10.5 million. The State of Michigan requires insurance companies domiciled in Michigan to have minimum statutory surplus of $7 million. Statutory net income (loss) for the years ended December 31, 2002 and 2001, was $(471,111) and $1,111,342, respectively.

Risk-Based Capital

          The NAIC has established RBC requirements to assist regulators in monitoring the financial strength and stability of property and casualty insurers. Under the NAIC requirements, each insurer must maintain its total capital and surplus above a calculated minimum threshold or take corrective measures to achieve that threshold. PDIC has calculated its RBC levels based on these requirements and determined that it has surplus in excess of the minimum threshold.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.          Federal Income Taxes

          Federal income tax expense (benefit) consists of:

Year ended December 31,	2002	2001
	(000)	(000)

Current	$(62)	$93
Deferred	-	434

	$(62)	$527

          The significant components of federal income tax expense (benefit) were as follows:

Year ended December 31,	2002	2001
	(000)	(000)

Operations	$(62)	$527
Equity - accumulated other comprehensive income (loss)	28	(135)

          A reconciliation of the federal statutory tax rate to the Company's effective tax rate is as follows:

Year ended December 31,	2002	2001

Federal statutory tax rate	34.0%	34.0%
Increase (reduction) in income taxes
relating to:
Tax-exempt municipal bond interest	7.1	(5.1)
Non-deductible conversion costs	-	10.1
Provision to return adjustment	29.6	(0.2)

Effective tax rate	70.7%	38.8%

          Several provisions of the Internal Revenue Code specifically affect property and casualty insurers. Such provisions that materially affect the Company are the discounting of loss and loss adjustment expense reserves, a reduction in the allowable deduction for unearned premium reserves, and a reduced exclusion for interest from certain tax-exempt bonds. The tax effects of these and other temporary differences that give rise to deferred tax assets and liabilities are presented below:

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31,	2002
(000)
Deferred tax assets:
Loss reserve discounting	$271
Unearned premium reserves	306
Interest on surplus certificates	408
AMT credit carryforward	169
Other	67

Total gross deferred tax assets	1,221

Deferred tax liabilities:
Deferred acquisition costs	(276)

Net deferred tax assets	$945

          In assessing the realizability of deferred federal income tax assets, management considers whether it is more likely than not that some portion of the deferred federal income tax assets will not be realized. Because of the carryforward provisions of the Internal Revenue Code, and the Company's expectation that temporary differences will reverse during periods in which taxable income is generated, management believes it is more likely than not that the Company will fully realize the net deferred federal income tax assets. Accordingly, no valuation allowance has been established.

14.          Deferred Acquisition Costs and Unearned Ceding Commissions

          Changes in deferred acquisition costs are summarized as follows:

Year ended December 31,	2002	2001
	(000)	(000)

Balance, beginning of year	$149	$75

Amounts deferred:
Commissions	293	60
Premium taxes	132	84
General and administrative expenses	1,109	81

Total amounts deferred	1,683	300

Less amortization	(870)	(151)

Balance, end of year	$813	$149

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Changes in unearned ceding commissions are summarized as follows:

Year ended December 31,	2002	2001
	(000)	(000)

Balance, beginning of year	$70	$154

Ceding commissions deferred	-	148

Less amortization	(70)	(232)

Balance, end of year	$-	$70

15.          Commitments and Contingencies

          The Company has entered into operating leases for office space and equipment. Rental expense for these items totaled $204,421 and $188,634 in 2002 and 2001, respectively. Future net minimum lease payments under noncancelable leases are as follows:

Year ending December 31,
(000)

2003	$165
2004	161
2005	80

$406

          The Company has purchased an annuity policy from a life insurance company for purposes of funding a structured claim settlement. At December 31, 2002, the Company remains contingently liable for this settlement in the amount of $396,000.

16.          Employee Benefit Plans

          During 1999, Holdings established a deferred compensation plan for its officers and directors. This plan allowed certain key employees and members of its Board of Directors to defer a portion of their compensation and to receive additional benefits based upon the financial growth of the Company. In connection with the Conversion, all amounts awarded and deferred under the terms of this plan became fully vested and were paid out. As a result, additional expense of $247,253 was recognized and the plan terminated as of June 30, 2001.

          The Company maintains a 401(k) defined contribution employee benefit plan covering substantially all employees meeting eligibility requirements. The Company matches 50% of employee contributions up to an annual maximum of 5% of an employee's salary. The Company's expense under this plan was $52,613 and $50,758 in 2002 and 2001, respectively.

          Effective January 1, 2001, the Company established a Savings & Retirement Plan. This plan was established to facilitate employee purchases of Company stock upon demutualization.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.          Related Party Transaction

          The Company's president serves on the Board of Directors and is treasurer of Lawyers Reinsurance Company ("Lawyers Re"), in which the Company has an investment. Lawyers Re is a participant in a 2002 reinsurance treaty of PDIC. During 2002, premiums of $160,521 were ceded to and no losses were paid by Lawyers Re. As of December 31, 2002, unearned premiums ceded to Lawyers Re were $85,484.

18.          Other Comprehensive Income (Loss)

          The significant components of other comprehensive income (loss) were as follows:

Year ended December 31,	2002	2001
	(000)	(000)

Unrealized holding gain on securities arising during the year	$811	$285
Income taxes	(276)	(97)

	535	188

Reclassification adjustment for gains included in net income	(727)	(681)
Income tax benefit	247	232

	(480)	(449)

Other comprehensive income (loss)	$55	$(261)

19.          Policyholder Dividend

          In conjunction with the Conversion, the Company declared a policyholder dividend equal to 10% of certain direct premiums billed. This cash dividend was paid to all eligible policyholders that renewed their policies after the Conversion and kept their respective policies in force for 60 days following renewal. The dividend was paid only after the first renewal and not for subsequent renewals. As of December 31, 2002, the entire dividend distribution was paid.

PROFESSIONALS DIRECT, INC. DIRECTORS AND EXECUTIVE OFFICERS

At Dcember 31, 2002

Board of Directors

          Charlene M. Snow - Youth Urban Agenda/Civic Literacy Project at Wayne State
               University
               (consultant and court liaison)

          David W. Crooks - Value Added Consultants, Ltd.
               general business consulting)

          Tracy T. Larsen - Partner, Warner Norcross & Judd LLP
               (a full-service law firm)

          Thomas J. Ryan - Thomas J. Ryan, P.C.
               (attorney at law)

          Craig A. Anderson - Chief Executive Officer and Chairman of the Board of Prairiewave
               Telecommunications, Inc.
               (telecommunications provider)

          Joseph A. Fink - Member, Dickinson Wright, PLLC
               (a full-service law firm)

          Julius A. Otten - Independent consultant
               (consulting on matters in the insurance industry)

          Stephen M. Tuuk - President and Chief Executive Officer of Professionals Direct, Inc.

          Mary L. Ursul - Vice President and Secretary of Professionals Direct, Inc.

          Stephen M. Westfield - Vice President and Treasurer of Professionals Direct, Inc.

Executive Officers

          Stephen M. Tuuk - Chairman, President and Chief Executive

          Mary L. Ursul - Vice President and Secretary

          Stephen M. Westfield - Vice President and Treasurer