Form 10KSB, Exhibit 13
period 2003-12-31
PROFESSIONALS DIRECT INC
filed 2004-03-26
CIK 1158269

Exhibit 13

Professionals Direct, Inc.

2004
Annual Report

PRESIDENT'S MESSAGE

TO OUR SHAREHOLDERS:

Our core mission is to develop, market and manage programs which provide small law firms with insurance products and financial services. Our programs manage risk and build financial security for our customers. At the same time, we seek to provide favorable long-term returns on the capital which you have invested with us.

Last year, I wrote about our national expansion. Starting as early as 1999, we planned to become a national provider of professional liability insurance and had taken many steps, including demutualization, to achieve that goal. Our plans and investments met opportunity in 2003. By the end of 2003, we were operating in 34 states and across six time zones, serving a customer base of more than 10,500 lawyers. During the year, we added critical mass and breadth to our two main professional liability programs: the Lawyers Direct® program for law firms of one to five attorneys, and the Premier program for six and over attorneys. Most of the business generated from these programs was placed with our own insurance subsidiary.

In our growth, we were favored by the departure of a number of commercial carriers from our niche, by the liquidation of a competitor, and overall increases in premiums and added restrictions imposed by almost all remaining carriers. The market changes allowed us to grow profitably without the friction and cost of expanding in a normal competitive environment. In the process, Professionals Direct positioned itself as a leading national provider of lawyers professional liability insurance for small firms.

Our overall revenues reached a record $17.6 million in 2003, up more than 100% from 2002. On a consolidated basis, we reported after tax profits of $2.7 million for the year, or earnings per share of $8.10. At December 31, 2003, our book value per share stood at $29.57 - almost triple the price per share paid in our 2001 demutualization a little more than 30 months prior.

Insurance markets can be highly cyclical. On programs where we take risk, we expect an underwriting profit. We walk away from business that, in our view, is not responsibly priced. Looking forward to 2004, we do not see the same scope and degree of market opportunities that were evident in 2002. In our markets, pricing is still firm, but competition has returned. The upshot is that Professionals Direct will not see that same rate of increase in its revenues for 2004 as it saw in 2003. As our organization matures, we plan to use our position to develop additional programs for the legal community and to sell other non-risk attaching products and services to our established customer base.

Please read the enclosed report and participate in our system of corporate governance by voting in person at our annual meeting or by proxy.

Sincerely,

Stephen M. Tuuk
President and Chief Executive Officer

Professionals Direct, Inc.

2004 Annual Report

Professionals Direct, Inc.

Professionals Direct Inc. is an insurance holding company with five wholly-owned subsidiaries, Professionals Direct Insurance Company, the property and casualty insurance company ("PDIC"); Professionals Direct Employer Organization, Inc., an inactive Michigan professional employer organization; Professionals Direct Finance, Inc., a premium finance company; Professionals Direct Insurance Services, Inc., a company providing underwriting claims, accounting, information technology services and selling professionals liability and other insurance ("Services") and Professionals Direct Statutory Trust I. PDIC, Professionals Direct's principal subsidiary, provides professional liability insurance to attorneys and law firms in Michigan and other states. Through its other subsidiaries, Professionals Direct provides underwriting, policy issuance, claims administration, accounting and information systems services to insurance companies and provides financing for premiums to customers of PDIC.

A Message to our Shareholders

This 2004 Annual Report contains audited financial statements and a detailed financial review. This is Professionals Direct, Inc.'s 2004 Annual Report to Shareholders. Although attached to our proxy statement, this report is not part of our proxy statement, is not deemed to be soliciting material, and is not deemed to be filed with the Securities and Exchange Commission (the "SEC") except to the extent that it is expressly incorporated by reference in a document filed with the SEC.

Our Annual Report on Form 10-KSB, as filed with the SEC, will be provided to any shareholder, without charge, upon written request to Professionals Direct, Inc., Attn. Corporate Secretary, 161 Ottawa Avenue, N.W., Suite 607, Grand Rapids, Michigan 49503.

Five Year Summary of Selected Financial Data

The following table provides selected consolidated financial and operating data (unaudited) for Professionals Direct and its subsidiaries as of December 31, 1999, 2000, 2001, 2002 and 2003 and for the years then ended. The consolidated financial and operating data are derived from, and should be read in conjunction with, Professionals Direct's Consolidated Financial Statements and Notes thereto.
	Years Ended
	2003	2002	2001	2000	1999

	(in thousands of dollars, except for ratios and ratio data)

Revenue Data:

Direct premiums written	$24,294	$10,404	$7,066	$ 6,982	$ 7,598

Net premiums written	20,118	8,479	5,956	5,427	4,186

Net premiums earned	15,927	6,790	5,648	5,105	3,358

Fees and commissions earned	619	474	665	1,295	1,566

Net investment income	926	1,410	1,506	954	966

Finance and other income earned	127	116	121	181	105

Total Revenues	17,599	8,790	7,940	7,535	5,995

Losses and Expenses:

Losses and loss adjustment expenses	7,737	4,851	2,265	2,931	1,957

Operating expenses	5,420	3,511	3,922	3,355	2,619

Interest expense	300	200	99	368	342

Total Expenses	13,457	8,562	6,286	6,654	4,918

Income before federal income taxes and policyholder dividend	4,142	228	1,654	881	1,077

Policyholder dividend	0	316	297	0	0

Income (loss) before federal income taxes	4,142	(88)	1,357	881	1,077

Federal income taxes (benefit)	1,442	(62)	527	95	297

Net income (loss)	$2,700	$ (26)	$ 830	$ 786	$ 780

Selected Balance Sheet Data: (at year end)

Total investments and cash	36,410	22,451	19,341	17,781	16,919

Total assets	46,359	30,770	25,572	28,956	29,473

Total liabilities	36,496	23,455	18,286	25,445	27,161

Total shareholders' equity (2003-2001) or policyholders' surplus (2000-1999)	9,863	7,315	7,286	3,511	2,312

Per Share Data: (1)

Net Income (loss)	$8.10	$(0.08)	N/A	N/A	N/A

Book value	$29.57	$21.93	N/A	N/A	N/A

Selected GAAP Ratios:

Return on prior year equity	36.9%	(.4%)	23.6%	34.0%	36.7%

Return on current year revenue	15.3%	(.3%)	10.5%	10.4%	13.0%

Return on current year assets	5.8%	(.1%)	3.2%	2.7%	2.6%

	Years Ended
	2003	2002	2001	2000	1999

	(in thousands of dollars, except for ratios and ratio data)

Statutory (SAP) Ratio Data:

Loss Ratio (2)	49.2%	76.9%	41.6%	58.4%	52.1%

Expense Ratio (3)	30.8%	37.0%	37.2%	28.3%	24.4%

Combined ratio (4)	80.0%	113.9%	78.8%	86.7%	76.5%

Operating Ratio (5)	74.2%	93.4%	61.5%	69.8%	47.7%

A. M. Best Industry% operating ratio (6)	N/A	97.0%	103.7%	95.0%	94.0%

Statutory surplus (7)	16,132	10,473	9,370	7,609	6,583

Earned surplus (8)	13,601	7,942	6,839	3,264	1,964

Ratio of statutory net written premiums to statutory surplus	124.7%	81.0%	63.6%	71.3%	63.6%

(1)

The Company became a shareholder owned company on July 1, 2001, following the conversion and demutualization of its predecessor, Michigan Lawyers Mutual Insurance Company. Accordingly, per share data is presented only for 2002 and 2003, the only years of operations as a shareholder owned company.

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
(7)

Statutory surplus includes $4.619 million in surplus certificates for 1999. As of December 31, 2000, statutory surplus includes $4.345 million in surplus certificates. For 2003, 2002 and 2001, statutory surplus includes $2.531 million in surplus certificates. In all years, interest on the surplus certificates was not accrued until actually approved by the OFIS.

(8)	Statutory surplus less surplus contributed under surplus certificates.

Management's Discussion and Analysis

The following discussion and analysis for the years ended December 31, 2003 and 2002 should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this report. The following discussion of our financial condition and results of operations contains certain forward-looking statements. A discussion of the limitations of forward looking statements appears at the end of this section.

Introduction

In 2003, the Company's profitability increased significantly from 2002. The Company's revenue increased in response to elevated demand for PDIC's underwriting capacity and this resulted in higher levels of net written and net earned premium. The Company's expenses also increased in 2003, but at a rate of increase which was lower than the corresponding revenue increase. The following table and discussion compares the financial results for 2003 and 2002 by revenue and expense lines:
	Years Ended
	2003	2002	Change	Percent Change
	(in thousands of dollars, except for per share data)

Revenue Data:

Net premiums earned	15,927	6,790	9,137	134.6%

Fees and commissions earned	619	474	145	30.6%

Net investment income	926	1,410	(484)	(34.3%)

Finance and other income earned	127	116	11	9.5%

Total Revenues	17,599	8,790	8,809	100.2%

Losses and Expenses:

Losses and loss adjustment expenses	7,737	4,851	2,886	59.5%

Operating expenses	5,420	3,511	1,909	54.4%

Interest expense	300	200	100	50.0%

Total Expenses	13,457	8,562	4,895	57.2%

Income before federal income taxes and policyholder dividend	4,142	228	3,914	1,716.67%

Policyholder dividend	0	316	(316)	(100.0%)

Income (loss) before federal income taxes	4,142	(88)	4,230	4,806.82%

Federal income taxes (benefit)	1,442	(62)	1,504	2,425.81%

Net income (loss)	$2,700	$ (26)	$ 2,726	10,484.62%

Selected Balance Sheet Data: (at year end)

Total investments and cash	$36,410	$22,451	$13,959	62.2%

Total assets	46,359	30,770	15,589	50.7%

Total liabilities	36,496	23,455	13,041	55.6%

Total shareholders' equity	9,863	7,315	2,548	34.8%

Per Share Data:

Net Income (loss)	$8.10	$(0.08)	$8.18	10,225.0%

Book value	$29.57	$21.93	$7.64	34.8%

Results of Operations (000 omitted):

The following is a summary and analysis of the material revenue and expense components of our operational results for 2003.

          Net Premiums Earned. In 2003, PDIC was our only provider of insurance underwriting and only wrote LPL insurance. As a revenue line, insurance underwriting was our largest and fastest growing revenue source in 2003 and 2002. The following is a summary of premium writings by PDIC:

	Years Ended
	2003	2002	Change	Percent Change
	(in thousands of dollars)

Direct premiums written	$24,294	$10,404	$13,890	133.5%

Net premiums written	20,118	8,479	11,639	137.3%

Net premiums earned are equal to direct premiums earned (premiums earned for policies written) less ceded premiums earned (amounts ceded to reinsurers). The increase in net premiums earned was primarily the result of the increase in the direct premiums written in the later half of 2002 and the first half of 2003. Several factors contributed to PDIC's increased premium writings. They include:

(a)          As of December 31, 2003, PDIC was licensed and admitted to sell insurance in thirty-three states plus the District of Columbia. The majority of these licenses were granted during the second half of 2002. As new licenses were granted, we commenced selling insurance in selected states. As a result, PDIC wrote direct premium of $15,106 outside of Michigan in 2003, compared with $2,497 in 2002; and

(b)          One-time events accentuated the demand for lawyers' professional liability (LPL) insurance from companies like PDIC in certain states. Several companies discontinued actively writing LPL in 2002 and 2003. Most notably, American National Lawyers Insurance Reciprocal (ANLIR) became subject to receivership proceedings in January 2003, liquidation proceedings in June 2003, and ultimately cancelled all outstanding policies effective July 3, 2003. ANLIR was a comparatively large writer of LPL insurance and wrote policies in a number of states where we had become licensed. During the first half of 2003, ANLIR policyholders sought replacement coverage from us and other carriers when they learned ANLIR might be insolvent. Direct premium written in these states was $3,617 for 2003. Most former ANLIR policyholders have now replaced their policies. We do not expect further increases in premium from this market disruption; and

(c)          Premium rates increased overall during 2003. Our average gross premium collected per attorney increased approximately 22% for 2003 compared to 2002. This premium increase was not ratably applied to all policyholders or in all states but varied based on state, limits, exposures and other factors. Not all of this increase is reflected in net written premium as a significant portion of the increase was in the ceded layers reflecting the increased costs of reinsurance; and

(d)          Starting in 2002, PDIC accepted business from selected independent agents in addition to the business sourced by Services. Independent agents were responsible for 37% of PDIC's total direct premium written for 2003. For 2002, independent agents were responsible for 18% of total direct premium written. Of the 37% written in 2003, four agents were responsible for 24% with the remainder split among several other independent agents. Independent agents were used primarily in geographic markets or in market segments which Services could not otherwise access.

The above factors combined to allow PDIC to write substantial amounts of new business outside Michigan, mostly in the first half of 2003. During the first six months of 2003, PDIC wrote $9,566 in new business of which $9,174 was outside of Michigan. For the entire year, new business totaled $13,722 compared to $3,658 for 2002. PDIC was able to add significant numbers of new policyholders without the usual operational friction, discounting or other costs usually associated with generating new business in a normal and fully functional competitive marketplace. We do not expect to see the same combination or scope of market changes in 2004 as we saw in 2003. Further, PDIC's ability to grow is constrained by premium to surplus ratios and other financial benchmarks followed by rating agencies, regulators and other external parties. As a result, in 2004, PDIC's direct premium written is expected to grow only modestly and will not grow at the same rate as in either 2003 or 2002.

PDIC decreased the per claim attachment point from $500 per claim for 2003 effective date policies to $250 per claim for 2004 effective date policies. The decrease was accomplished by purchasing more reinsurance from unaffiliated third party reinsurers. In 2004, the transaction is expected to increase PDIC's underwriting capacity, but will also have the effect of increasing the portion of PDIC's direct premium written that is ceded to reinsurers. If direct premium written remains level, then PDIC's net premiums written and net premiums earned would be reduced in 2004 as compared with 2003.

          Fee and Commissions Earned. In 2003, we earned fee and commission income from two sources. The first source is the operations of Services in placing insurance business with unrelated third parties and performing management services. The second source is the membership fees earned by Lawyers Direct Risk Purchasing Group, an affiliate organized, formed and managed by Services as part of the Lawyers Direct® program for one to five person law firms. Fee and commission income earned was $619 in 2003, an increase of $145 or 31%, compared to 2002. Most of the increase was attributable to an increase in the membership fees from the Purchasing Group. Fee and commission income for Services did not change materially from 2002 to 2003. In 2004, our fee and commission income is expected to increase as membership in the Purchasing Group increases and from additional commission income from the sale of more products of other insurance carriers by Services.

          Net Investment Income. In 2003, we earned investment income primarily from yields on fixed income investments of PDIC. Investment income decreased $484 or 34% in 2003 as compared to 2002. The decrease is primarily due to the reduction in realized capital gains. Gains from the sale of securities for 2003 totaled $172 and in 2002 were $727. During the fourth quarter of 2002, PDIC, in order to take advantage of favorable bond market conditions, sold virtually all of its bonds and realized gains of $724. While similar market conditions were present during 2003, the magnitude of the gain that could be realized was much less. Exclusive of the gains, investment income increased $71. The increase is largely attributable to the overall increase in the size of the investment portfolio as the overall percentage yield on fixed income investments declined from 2002 to 2003.

          Finance and Other Income Earned. We earned finance income primarily by providing premium financing incidental to the sale of PDIC's insurance policies. Premium financing is offered to PDIC policyholders in Michigan and selected other states. Premium finance income increased modestly from 2002 to 2003 and is expected to increase modestly again in 2004 with the expansion of the finance operation into additional states.

          Losses and Loss Adjustment Expenses. In 2003, losses and loss adjustment expenses increased $2,886 or 59.5% to $7,737 in 2003. The loss ratio in 2003 was 48.6% compared to 71.4% in 2002. The loss ratio is the sum of the losses and loss adjustment expenses paid and accrued expressed as a percentage of net premiums earned. The lower loss ratio is the result of the significant increase in net earned premium experienced without a corresponding increase in loss experience. Our overall profitability is in great part determined by the loss estimate for the current year plus the favorable or adverse development of prior years' reserves. There was no significant development of prior years losses either favorable or adverse recorded during 2003 or 2002.

          Operating Expenses. Operating and administrative expenses for 2003 compared to 2002 increased 54.4% or a total of $1,909. As would be expected, expenses increased in connection with the increase in overall revenues. The single biggest expense increase relates to commissions paid to independent agents. During 2003, the volume of business placed through independent agents increased to $9.0 million from $1.9 million in 2002. Commissions paid increased by $1,500 compared to 2002. Not all of this increase is recognized as expense because the portion corresponding to unearned premium is deferred. Also contributing to the increase in administrative expenses is the increased premium tax of $263 and other costs tied to increased premium volume. No significant staffing changes were made in 2003 notwithstanding the increase in premium volume, in part due to the significant efficiencies resulting from more efficient business processes and higher levels of automation.

          Interest Expense. Interest expense in 2003 increased $100 from 2002. This increase is primarily the result of the trust preferred securities being outstanding for the entire year. Total interest expense for 2003 consisted of $133 on surplus certificates, $108 on the trust preferred securities $38 on the line of credit used to fund premium finance receivables, and $21 on the general line of credit. For 2004, interest expense will increase because the line of credit debt will be outstanding for the entire year.

          Policyholder Dividend. The policyholder dividend was a one-time program that concluded during the third quarter of 2002.

          Income Taxes. The effective federal income tax rate was 34.8% for 2003 compared to 70.7% for 2002. The effective rate for 2003 approximates the expected rate as contrasted to the adjustment affected rate in 2002.

Financial Condition, Liquidity, and Capital Resources (000 omitted):

The primary sources of our liquidity, on both a short-term and long-term basis, are funds provided by insurance premiums collected, net investment income, recoveries from reinsurance, and proceeds from the maturity or sale of invested assets. The primary uses of cash, on both a short-term and long-term basis, are losses, loss adjustment expenses, operating expenses, reinsurance premiums, taxes and debt repayment.

Trends or uncertainties that may impact short-term or long-term liquidity include changes in the cost and availability of reinsurance, changes in interest rates and changes in investment income. As the costs of obtaining reinsurance may change in the future, we intend to adjust the rates we charge our customers. However, such rate changes may be limited by competition. We believe that we will be able to manage these reinsurance costs so the impact on overall liquidity is minimized.

When interest rates decline, the cost of borrowing decreases, and the market value of our investment portfolio, which primarily consists of debt securities, generally increases. At the same time, however, the overall yield on new investments tends to decrease. When interest rates increase, the opposite effects are realized. Interest rates continue to be at historically low levels. If interest rates begin to increase, it will be unlikely that we will realize any gains on portfolio assets during 2004. However, we are hopeful that lower gains will be offset by increased interest earned, thus reducing the impact on liquidity.

Our net cash flow from operations for 2003 was $10,814 compared to $1,701 for 2002. This increase in cash from operating activities largely resulted from the collection of increased premiums written as discussed earlier and is manifested in the increase in unearned premiums. Conversely, the investment of this cash in fixed maturities resulted in increased investing activities of $11,894 during the current year. In addition, cash for investing activities was impacted by the sale and subsequent repurchase of selected bonds in order to realize gains during the second quarter of this year. Cash received from financing activities for the current year was $3,644, the result of net borrowing under three different lines of credit. Last year, the increase in the net borrowings was $1,558. General economic conditions and premium increases have led to increased utilization of the premium finance option by policyholders and, as a result, increased debt under the line of credit used to fund this option. In addition, proceeds from one line of credit have been used to increase the statutory surplus of PDIC. We will continue to consider additional sources of funding to provide adequate capital to support our increased market opportunities and premium growth.

At December 31, 2003, we had cash and cash equivalents of $7,006. This represents that portion of total assets necessary to be kept liquid to meet demand for operations and loss and reinsurance payments. It is expected that this will be maintained in cash and other short-term instruments to meet cash flow needs for 2004.

We have three lines of credit available through the same financial institution that also provide liquidity. All of the lines of credit grant a security interest in substantially all assets of the Company, Services and Finance. In addition the Company provided a pledge of its shares of PDIC generally subject to the rights of policyholders under insurance laws and the rights of insurance regulators. One line of credit is a $1,800 revolving line of credit which is used to assist Finance with its financing of insurance premiums. It bears interest at .5% over the bank's prime rate. The second line of credit is a $1,000 line of credit which can be used to provide financing for potential acquisitions. It bears interest at 1% over the bank's prime rate. The third line of credit is a $3,000 facility that requires quarterly principal payments of $150 beginning April 1, 2004 and matures October 1, 2006. The lines of credit require, among other things, that we maintain a minimum tangible net worth of $7,500, that PDIC maintain a minimum surplus of not less than 240% of the Authorized Control Level Risk Based Capital (as defined by the National Association of Insurance Commissioners), and that we deliver periodic financial reports to the bank.

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

Loss and Loss Adjustment Expense Reserves

PDIC is required by applicable insurance laws and regulations to maintain reserves for payment of losses and loss adjustment expenses for reported claims and for claims incurred but not reported, arising from policies that have been issued. These laws and regulations require that PDIC provide for the ultimate cost of those claims without regard to how long it takes to settle them or the time value of money. The determination of reserves involves actuarial and statistical projections of what PDIC expects to be the cost of the ultimate settlement and administration of such claims based on facts and circumstances then known, estimates of future trends in claim severity, and other variable factors such as inflation and changing judicial theories of liability. As part of the process of establishing those estimates, the following should be noted:

(a)          Estimates of the loss reserve liability are reviewed by independent actuaries. Various methodologies are used to calculate the appropriate amount of the loss reserve liability that should be recorded each year.

(b)          In the first several years after a claim is reported, there is a significant amount of uncertainty over what the ultimate loss will be. Therefore, estimating the loss reserve liability for claims recently reported tends to be more difficult. As claims get older, the loss reserve liability may be estimated with less inaccuracy, but are still be subject to material fluctuations until the claim is paid or otherwise closed. Eventually, all the claims in a particular year are closed and no additional development, favorable or adverse, will be experienced because the amount of the claims is certain.

(c)          One factor that impacts year to year incurred losses is the existence of reserve development from prior years. Favorable or adverse development occurs when subsequent estimates of the loss reserve liability change from their initial estimate. A subsequent decrease in the estimate results in favorable development. A subsequent increase in the estimate results in adverse development. Development, either favorable or adverse, is reflected as a decrease or increase in the current year loss and loss adjustment expense total.

The estimation of ultimate liability for losses and loss adjustment expenses is an inherently uncertain process and does not represent an exact calculation of that liability. PDIC's current reserve policy recognizes this uncertainty by maintaining bulk reserves or case supplement reserves to provide for the possibility that actual results may be less favorable compared to the estimated costs relative to the normal case reserve estimation process. The bulk reserve is determined by estimating the ultimate liability for both reported and non-reported claims and then subtracting the case reserves for reported claims. PDIC does not discount its reserves to recognize the time value of money.

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

A reconciliation of the beginning and ending net liability for unpaid losses and loss adjustment expenses for the years ended December 31, 2003 and 2002 is provided in Note 7 to the consolidated financial statements included in this report.

The following table shows the development of the reserve for unpaid losses and loss adjustment expenses (excluding unallocated loss adjustment expenses) for report years 1993 through 2003 for PDIC. The top line of the table shows the reserve for unpaid losses and loss adjustment expense at the respective balance sheet dates. The upper portion of the table shows the cumulative amounts paid in successive years. The lower portion of the table shows the reestimated amount of losses based on experience as of the end of each succeeding year. The estimates change as claims settle and more information becomes known about the ultimate frequency and severity of claims for individual years. A redundancy (deficiency) exists when the reestimated liability at each December 31 is less (greater) than the prior year's liability estimate. The "cumulative redundancy" (deficiency) for a calendar year represents the difference between the initial and current year estimate for each calendar year.

The volatility of professional liability claim frequency and severity makes the prediction of the ultimate loss very difficult. Likewise, the long time frame for professional liability claims to develop and be paid further complicates the reserving process.
	Report Year Ended December 31,
	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
	(in thousands)
Reserve for unpaid losses and loss adjustment expenses	$3,321	$3,619	$2,572	$2,960	$3,944	$3,042	$1,890	$2,894	$3,317	$4,061	$6,636

Cumulative amount of liability paid through:
One year later	976	1,451	1,342	1,521	590	675	641	609	1,758	2,127	-
Two years later	2,239	2,658	2,758	3,160	1,726	1,402	1,159	1,961	2,354
Three years later	2,963	4,296	3,544	3,871	1,991	1,532	1,347	2,166
Four years later	3,040	4,532	3,809	4,112	2,089	1,610	1,369
Five years later	3,512	4,791	4,014	4,256	2,088	1,618
Six years later	3,551	4,865	4,062	4,314	2,087
Seven years later	3,551	4,904	4,011	4,349
Eight years later	3,551	4,902	4,010
Nine years later	3,551	4,911
Ten years later	3,551

Reestimated net liability as of:
One year later	3,177	4,076	3,700	4,285	3,287	2,805	2,303	2,522	3,320	4,041	-
Two years later	3,155	4,427	4,078	4,841	2,944	2,134	1,994	2,470	3,317
Three years later	3,375	5,067	4,144	4,843	2,425	1,820	1,990	2,532
Four years later	3,505	5,057	4,141	4,735	2,163	1,813	1,991
Five years later	3,679	4,959	4,359	4,405	2,162	1,818
Six years later	3,625	4,957	4,260	4,407	2,087
Seven years later	3,598	4,904	4,261	4,384
Eight years later	3,551	4,902	4,271
Nine years later	3,551	4,911
Ten years later	3,551

Net cumulative (deficiency) redundancy	(230)	(1,292)	(1,699)	(1,424)	1,857	1,224	(101)	362	-	20

As previously discussed, the process of estimating loss and loss adjustment expense reserves is inherently uncertain, which results in favorable and adverse development on initial estimates. The table above illustrates such uncertainty. Another variable in the process of estimating reserves is the quality of the claims administration. The underlying claims must be promptly analyzed to accurately estimate the potential loss. Prior to 1997, PDIC's claims were administered by an outside claims administrator. Beginning in 1997, PDIC hired its own employees to administer the claims. At the same time, PDIC also engaged a new actuarial firm.

An independent actuary that specializes in the lawyers' professional liability industry performs a semi-annual study for PDIC that results in a recommended reserve level for losses and loss adjustment expenses. The actuary reviews PDIC's historical claim payment data and premiums data. In addition, the actuary performs statistical analyses based upon many factors, including the size of the firms insured, the ages of the attorneys, the practice areas of the attorneys, and the nature of the underlying errors that drive the claims. The actuary also considers the terms of PDIC's reinsurance contracts. Ultimately, based on this examination, the actuary provides PDIC with an estimate of the reserves that should be recorded. These estimates vary from study to study based on new information available about previous claims and uncertainties inherent in new claims. Occasionally, as can be seen in the table, the estimates initially recorded for losses and loss adjustment expenses based upon the actuarial studies prove to be significantly different from actual results.

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

          Holders. As of December 31, 2003, there were approximately 790 record holders of the Company's common stock.

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

          Equity Compensation Plans. As of December 31, 2003, no equity securities of the Company were authorized for issuance under compensation plans.

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

Forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict with respect to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may differ materially from those expressed, forecasted, or contemplated by any such forward-looking statements. Other factors, some of which are listed below, also influence the results of operations, financial condition and business of the Company and its subsidiaries:
•	future economic conditions and the legal and regulatory environment in the markets served by the Company's subsidiaries;

•	re-insurance market conditions, including changes in pricing and availability of re-insurance;

•	financial market conditions, including, but not limited to, changes in interest rates and the values of investments;

•	inflation;

•	credit worthiness of the issuers of investment securities, reinsurers and others with whom the Company and its subsidiaries do business;

•	estimates of loss reserves and trends in losses and loss adjustment expenses;

•	changing competition;

•	the company's ability to execute its business plan;

•	the effects of war and terrorism on investment and reinsurance markets;

•	changes in financial ratings issued by independent organizations, including A.M. Best, Standard & Poors and Moody's;

•	the company's ability to enter new markets successfully and capitalize on growth opportunities; and

•	changes in the laws, rules and regulations governing insurance holding companies and insurance companies, as well as applicable tax and accounting matters.

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

Independent Auditor's Report

The Board of Directors
Professionals Direct Inc. and Subsidiaries
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheet of Professionals Direct Inc. and Subsidiaries as of December 31, 2003, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for the two years in the period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Professionals Direct Inc. and Subsidiaries as of December 31, 2003, and the consolidated results of their operations and their cash flows for the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Grand Rapids, Michigan
March 4, 2004

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

December 31,	2003

Assets (Note 9)	(000)

Fixed maturities available for sale, at fair value (Note 3)	$29,136
Other invested asset, at cost which approximates fair value	268

Total investments	29,404

Cash and cash equivalents	7,006
Receivables:
Premiums (Note 4)	1,252
Amounts due from reinsurers (Note 8)	2,366
Deductibles (Note 4)	33
Investment income	357
Ceding commissions	298
Prepaid reinsurance premiums	1,775
Property and equipment, net (Note 6)	404
Deferred acquisition costs (Note 14)	1,629
Net deferred federal income taxes (Note 13)	1,132
Intangible assets, net (Note 5)	678
Other assets	25

16,955

Total Assets	$46,359

Liabilities and Shareholders' Equity

Liabilities
Loss and loss adjustment expense reserves (Note 7)	$13,461
Unearned premiums	10,468
Amounts due to reinsurers	493
Lines of credit (Note 9)	4,274
Unearned ceding commission (Note 14)	111
Accrued expenses and other liabilities	1,469
Accrued interest	1,383
Federal income taxes payable	306
Surplus certificates (Note 11)	2,531
Trust preferred securities (Note 10)	2,000

Total Liabilities	36,496

Commitments and Contingencies (Notes 8, 9 and 15)

Shareholders' Equity (Note 11)
Preferred stock, no par (500,000 shares authorized, no shares issued)	-
Common stock, no par (5,000,000 shares authorized, 333,500 shares issued and outstanding)	3,206
Retained Earnings	6,768
Accumulated other comprehensive loss (Note 18)	(111)

Total Shareholders' Equity	9,863

Total Liabilities and Shareholders' Equity	$46,359

See accompanying notes to consolidated financial statements.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME

Year ended December 31,	2003	2002
	(000)	(000)
Revenues
Net premiums earned (Note 8)	$15,927	$6,790
Fees and commissions earned	619	474
Net investment income (Note 3)	926	1,410
Finance and other income earned	127	116

Total revenues	17,599	8,790

Expenses
Losses and loss adjustment expenses incurred (Notes 7 and 8)	7,737	4,851
Operating and administrative (Note 14)	5,420	3,511
Interest	300	200

Total expenses	13,457	8,562

Income before federal income tax expense (benefit) and policyholder dividend	4,142	228
Policyholder dividend (Note 19)	-	316

Income (loss) before federal income tax expense (benefit)	4,142	(88)

Federal Income Tax Expense (Benefit) (Note 13)	1,442	(62)

Net Income (Loss)	2,700	(26)

Other Comprehensive Income (Loss) (Note 18)	(152)	55

Comprehensive Income	$2,548	$29

Per share of common stock (not in thousands):
Basic and diluted net income (loss) per share	$8.10	(0.08)
Basic and diluted comprehensive income per share	7.64	0.09

See accompanying notes to consolidated financial statements.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common shares	Common stock par value	Retained earnings	Accumulated other comprehensive income (loss)	Total
		(000)	(000)	(000)	(000)

Balance, January 1, 2002	333,500	$3,206	$4,094	$(14)	$7,286

Net loss for the year	-	-	(26)	-	(26)

Net appreciation on available for sale securities, net of taxes (Note 18)	-	-	-	55	55

Balance, December 31, 2002	333,500	$3,206	$4,068	$41	$7,315

Net income for the year			2,700		2,700

Net depreciation on available for sale securities, net of taxes (Note 18)				(152)	(152)

Balance, December 31, 2003	333,500	$3,206	$6,768	$(111)	$9,863

See accompanying notes to consolidated financial statements.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31,	2003	2002
	(000)	(000)
Operating Activities
Net income (loss)	$2,700	$(26)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Deferred federal income tax expense	(269)	-
Realized gains	(173)	(727)
Depreciation	181	160
Amortization	620	205
Changes in operating assets and liabilities:
Premiums receivable	(540)	22
Amounts due from reinsurers	587	(231)
Deductibles receivable	19	(16)
Investment income receivable	(92)	(244)
Ceding commissions receivable	(57)	(2)
Federal income taxes recoverable	57	120
Prepaid reinsurance premiums	(760)	(490)
Deferred acquisition costs	(816)	(665)
Other assets	5	78
Loss and loss adjustment expense reserves	3,323	549
Unearned premiums	4,952	2,179
Unearned ceding commissions	111	(70)
Amounts due to reinsurers	123	268
Federal income taxes payable	306	-
Accrued expenses and other liabilities	396	379
Accrued interest	141	142

Net cash from operating activities	10,814	1,701

Investing Activities
Cost of fixed maturities acquired	(21,678)	(34,083)
Proceeds from sales or maturities of fixed maturities	9,902	18,442
Cost of property and equipment acquired	(118)	(334)
Cost of intangible assets acquired	-	(491)

Net cash for investing activities	(11,894)	(16,466)

Financing Activities
Net borrowings (repayments) under lines of credit	3,689	(348)
Payment of debt issue costs	(45)	(94)
Proceeds from issuance of trust preferred securities	-	2,000

Net cash from financing activities	3,644	1,558

Net Increase (Decrease) in Cash and Cash Equivalents	2,564	(13,207)

Cash and Cash Equivalents, beginning of year	4,442	17,649

Cash and Cash Equivalents, end of year	$7,006	$4,442

Supplemental Disclosures of Cash Flow Information
Federal income tax payments (receipts)	$1,110	$(182)
Interest payments	159	58

See accompanying notes to consolidated financial statements.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.          Organization of the Company and Nature of Business

          Professionals Direct Inc. (Company) is an insurance holding company with five subsidiaries (see Note 2). One of the subsidiaries, Professionals Direct Insurance Company (PDIC) is the former Michigan Lawyers Mutual Insurance Company (the Mutual). The Mutual was originally formed in the State of Michigan on June 4, 1987, for the principal purpose of providing professional liability insurance on a claims-made basis to attorneys practicing in Michigan. PDIC continues to provide professional liability insurance to attorneys and law firms in Michigan and other states. In 2003, 38% of premiums were written in Michigan, 12% each in Arizona and Florida with the balance in twenty-two additional states with no other state exceeding 7%.

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

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

New Accounting Standards

Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, clarifies how some instruments or securities should be classified on an issuer's balance sheet and their related impact on income and results of operations. This statement was effective beginning July 1, 2003 and did not materially impact us as our trust-preferred securities have already been classified as debt obligations.

FASB Interpretations No. 46, Consolidation of Variable Interest Entities, (as revised December 2003 - FIN 46(R), clarifies when some entities previously not consolidated under prior accounting guidance, should be. In some instances, it also requires certain previously consolidated entities to be deconsolidated. FIN46(R) is effective for periods ending after December 15, 2003 for special purpose entities and for periods ending after March 15, 2004 for other types of variable interest entities that are not defined as special purpose entities. We are currently evaluating the impact of FIN46(R) and believe that it will not have a material impact on our consolidated financial position or results of operations upon implementation.

Implementation of this new guidance will require us to deconsolidate our investment in the Statutory Trust, which issued trust-preferred securities and are classified as debt obligations on our consolidated balance sheet (see Note 1). Although the Trust will no longer be consolidated, the underlying subordinated debentures will continue to be reported as debt obligations on our consolidated balance sheet.

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

          Credit Risk - is the risk that issuers of securities owned by the Company will default, or other parties, including reinsurers and customers which owe the Company money, will not pay. The Company has a concentration of amounts due from customers in the State of Michigan as approximately 38% of current year revenues were derived from customers in Michigan. The Company manages this risk by adhering to a conservative investment strategy, by maintaining sound reinsurance and credit and collection policies, and by providing for any amounts deemed uncollectible.

          Interest Rate Risk - is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. The Company mitigates this risk by attempting to match the maturity schedule of its assets with the expected payout of its liabilities. To the extent that liabilities come due more quickly than assets mature or the Company liquidates investments to meet operating needs, the Company would have to sell assets prior to maturity and recognize a gain or loss. At December 31, 2003, the estimated fair value of the Company's bond portfolio was less than its cost.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.          Investments

          A summary of amortized cost, gross unrealized gains and losses, and fair value of fixed maturities available for sale is as follows:

		Gross unrealized
December 31, 2003	Amortized cost	Gains	Losses	Fair value
	(000)	(000)	(000)	(000)
Fixed maturities:
U.S. treasury securities and obligations of U.S. government agencies	$3,933	$15	$22	$3,926
Obligations of states and political subdivisions	14,286	62	230	14,118
Corporate securities	9,586	35	33	9,588
Mortgage and other asset-backed securities	1,499	11	6	1,504

Total fixed maturities	$29,304	$123	$291	$29,136

          The amortized cost and fair value of fixed maturities, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2003	Amortized cost	Fair value
	(000)	(000)
Fixed maturities, other than mortgage and other asset-backed securities:
Due in one year or less	$3,880	$3,894
Due after one year through five years	16,428	16,431
Due after five years through ten years	5,576	5,422
Due after ten years	1,921	1,885

	27,805	27,632

Mortgage and other asset-backed securities	1,499	1,504

	$29,304	$29,136

          Proceeds from sales of fixed maturities were $8,691,828 and $18,038,289 in 2003 and 2002, respectively, on which gross gains of $218,534 and $732,580 and gross losses of $35,772 and $5,953 were realized in 2003 and 2002, respectively.

          At December 31, 2003, investments with a fair value of $2,923,851 and amortized cost of $2,905,424 were on deposit with regulatory authorities, as required by law.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Net investment income was comprised of the following components:

Year ended December 31,	2003	2002
	(000)	(000)
Investment income:
Fixed maturities	$769	$635
Short-term investments	63	114
Equity securities	-	1
Net realized gains (losses)	172	727

	1,004	1,477
Less investment expenses	78	67

Net investment income	$926	$1,410

The following represent investments that exceed ten percent of stockholders' equity:

Issuer	Amortized cost	Fair value
	(000)	(000)
Obligations of states and political subdivisions:
Tarrant County, Texas	$1,045	$1,049
U.S. government issuer obligations:
U.S. Treasury Note	$1,008	1,009

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

          Deductible receivables are amounts due from policyholders under the terms of the policy when the Company pays indemnity on behalf of a policyholder. There are typically a limited number of policyholders with balances outstanding for deductible. We record an allowance for doubtful accounts based on specifically identified amounts that we believe to be uncollectible. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The allowance for doubtful accounts at December 31, 2003 and 2002 was $30,000.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.          Intangible Assets

          Intangible assets consist of the following:

December 31,	2003
(000)
Cost:
Debt issue costs	$139
Covenants not to compete	310
Renewal rights and customer lists	526

975
Less accumulated amortization	297

Net intangible assets	$678

          Intangible assets include debt issue costs of $93,848 incurred in 2002 in connection with the issuance of the trust preferred securities (see Note 10) and $45,000 incurred in 2003 in connection with additional bank financing. In 2002 the Company purchased the renewal rights to the direct written lawyers professional liability policies of Interlex Insurance Company for $309,000. In conjunction with this purchase, the Company obtained certain non-competition covenants from Interlex and its employees for $132,428 and acquired the renewal rights and a covenant not to compete from a former Interlex agent for $49,371.

          The renewal rights are being amortized on a straight line basis over fifteen years. The covenants are being amortized over the associated duration of the covenant ranging from 15 to 51 months. Debt issue costs are being amortized by the effective interest method over the term of the repayment period ranging from 3 to 30 years.

          Future amortization expense expected is as follows:

Year ending December 31,
(000)

2004	$114
2005	112
2006	57
2007	38
2008	38
Thereafter	319

$678

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.          Property and Equipment

          Property and equipment consist of the following:

December 31,	2003
(000)
Cost:
Computer equipment	$338
Furniture and other equipment	248
Computer software	1,067
Leasehold improvements	47

1,700
Less accumulated depreciation and amortization	1,296

Net property and equipment	$404

7.          Loss and Loss Adjustment Expense Reserves

          Activity in the loss and loss adjustment expense reserves is summarized as follows:

December 31,	2003	2002
	(000)	(000)

Balance, beginning of year	$10,138	$9,589
Less reinsurance balances recoverable	(2,469)	(2,539)

Net balance, beginning of year	7,669	7,050

Incurred related to:
Current year	7,738	4,851
Prior years	(1)	-

Total incurred	7,737	4,851

Paid related to:
Current year	1,094	990
Prior years	3,014	3,242

Total paid	4,108	4,232

Net balance, end of year	11,298	7,669
Plus reinsurance balances recoverable	2,163	2,469

Balance, end of year	$13,461	$10,138

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

          In 2003 and 2002, the Company's net retention on the majority of the policies issued was $500,000 and $600,000, respectively, per claim.

          Amounts due from reinsurers consisted of amounts related to the following:

December 31,	2003
(000)

Paid loss and loss adjustment expenses	$203
Unpaid loss and loss adjustment expenses	2,163

$2,366

          The effect of reinsurance on premiums written and earned is as follows:

	2003		2002

	Written	Earned	Written	Earned
	(000)	(000)	(000)	(000)

Direct	$24,294	$19,342	$10,405	$8,226
Ceded	(4,176)	(3,415)	(1,926)	(1,436)

Net Premiums	$20,118	$15,927	$8,479	$6,790

          As a result of reinsurance ceded, loss and loss adjustment expenses incurred were reduced by $177,663 and $2,171,005 in 2003 and 2002, respectively.

          The Company holds collateral under related reinsurance agreements in the form of irrevocable letters of credit with a single bank. At December 31, 2003, the balance of these letters of credit approximated $1,482,619.

9.          Lines of Credit

          At December 31, 2003, the Company owed $1,274,278 under a $1.8 million line of credit that bears interest at .5% over the bank's prime rate (effectively 4.5% at December 31, 2003). In addition, the Company owed $3,000,000 under a second line of credit that bears interest at 1.25% over the bank's

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

prime rate (effectively 5.25% at December 31, 2003). This line of credit requires quarterly principal payments of $150,000 beginning April 1, 2004 and matures October 1, 2006. At December 31, 2003, the Company had available a third line of credit of $1,000,000 that bears interest at 1.0% over the bank's prime rate (effectively 5.0% at December 31, 2003). All of the lines of credit grant a security interest in substantially all assets of the Company, Services and Finance. In addition the Company provided a pledge of its shares of PDIC. All of the lines of credit impose financial covenants.

10.          Trust Preferred Securities

          On December 4, 2002, the Company issued a floating rate junior subordinated debenture (the "Debenture") having a principal amount of $2,062,000 to Professionals Direct Statutory Trust I (the "Trust"). Cumulative interest on the principal sum of the Debenture accrues from December 4, 2002, and it is payable quarterly in arrears on March 4, June 4, September 4 and December 4 of each year at a variable rate per annum equal to LIBOR (London Interbank Offering Rate) plus 4.00% (not to exceed 12.50%). At December 31, 2003, interest accrued at an annual rate per annum equal to 5.18%. Interest is computed on the actual number of days elapsed in a year of twelve 30 day months. The Debenture ranks subordinate and junior in right of payment to all Indebtedness (as defined) of the Company. The Debenture matures on December 4, 2032, but may be redeemed in whole or in part beginning on December 4, 2007, or earlier upon the occurrence of certain special events defined in the Indenture governing the Debenture.

          On December 4, 2002, the Trust sold floating rate capital securities ("Capital Securities") having an aggregate liquidation amount of $2 million to investors and issued floating rate common securities ("Common Securities") having an aggregate liquidating amount of $2,062,000 to the Company. All of the proceeds from the sale of Capital Securities and Common Securities were invested in the Debenture. Capital Securities and Common Securities represent undivided beneficial interests in the Debenture, which is the sole asset of the Trust. Holders of Capital Securities and Common Securities are entitled to receive distributions from the Trust on terms which correspond to the interest and principal payments due on the Debenture. Payment of distributions by the Trust and payments on liquidation of the Trust or redemption of Capital Securities are guaranteed by the Company to the extent the Trust has funds available (the "Guarantee"). The Company's obligations under the Guarantee, taken together with its obligations under the Debenture and the Indenture, constitute a full and unconditional guarantee of all of the Trust's obligations under the Capital Securities issued by the Trust. Because the Common Securities held by the Company represent all of the outstanding voting securities of the Trust (in the absence of a default or other specified event), the Trust is considered to be a wholly-owned subsidiary of the Company for reporting purposes and its accounts are reflected in the Consolidated Financial Statements of the Company.

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

          Certificates have a principal value of $1,000 each and bear simple interest at the rate of 5.25% per annum from the issuance date until paid. Principal and accrued interest thereon may be paid only from surplus earnings, and then only upon the written consent of the Michigan Department of Financial and Insurance Services and in such amounts as are determined by the board of directors. Subject to these

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

conditions for repayment, certificates are redeemable by the holder after they have been outstanding for ten years. To date, the Company has received approval to pay certain interest on certificates issued prior to December 31, 1993. Interest payments during 2003 and 2002 to these certificate holders amounted to $0 and $2,125, respectively.

          During the Conversion in 2001, 1,814 surplus certificates were converted to common stock and interest totaling $540,798 was paid on these converted certificates. At December 31, 2003, 2,531 certificates remain outstanding.

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

Statutory Information

          At December 31, 2003, statutory surplus of PDIC was $16.1 million. The State of Michigan requires insurance companies domiciled in Michigan to have minimum statutory surplus of $7 million. Statutory net income (loss) for the years ended December 31, 2003 and 2002 was $1,674,932 and $(471,111), respectively.

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

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.          Federal Income Taxes

          Federal income tax expense (benefit) consists of:

Year ended December 31,	2003	2002
	(000)	(000)

Current	$1,542	$(62)
Deferred	(100)	-

	$1,442	$(62)

          The significant components of federal income tax expense (benefit) were as follows:

Year ended December 31,	2003	2002
	(000)	(000)

Operations	$1,442	$(62)
Equity - accumulated other comprehensive income (loss)	(82)	28

          A reconciliation of the federal statutory tax rate to the Company's effective tax rate is as follows:

Year ended December 31,	2003	2002

Federal statutory tax rate	34.0%	34.0%
Increase (reduction) in income taxes
relating to:
Tax-exempt municipal bond interest	0.8	7.1
Provision to return adjustment	-	29.6

Effective tax rate	34.8%	70.7%

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

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31,	2003
(000)
Deferred tax assets:
Loss reserve discounting	$369
Unearned premium reserves	591
Interest on surplus certificates	464
Other	224

Total gross deferred tax assets	1,648

Deferred tax liabilities:
Deferred acquisition costs	(516)

Net deferred federal income tax asset	$1,132

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

14.          Deferred Acquisition Costs and Unearned Ceding Commissions

          Changes in deferred acquisition costs are summarized as follows:

Year ended December 31,	2003	2002
	(000)	(000)

Balance, beginning of year	$813	$149

Amounts deferred:
Commissions	1,733	293
Premium taxes	396	132
General and administrative expenses	1,652	1,109

Total amounts deferred	4,594	1,683

Less amortization	(2,965)	(870)

Balance, end of year	$1,629	$813

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Changes in unearned ceding commissions are summarized as follows:

Year ended December 31,	2003	2002
	(000)	(000)

Balance, beginning of year	$-	$70

Ceding commissions deferred	257	-

Less amortization	(146)	(70)

Balance, end of year	$111	$-

15.          Commitments and Contingencies

          The Company has entered into operating leases for office space and equipment. Rental expense for these items totaled $196,371 and $204,421 in 2003 and 2002, respectively. Future net minimum lease payments under noncancelable leases are as follows:

Year ending December 31,
(000)

2004	$195
2005	116
2006	18
2007	5
2008	1

$335

          The Company has purchased an annuity policy from a life insurance company for purposes of funding a structured claim settlement. At December 31, 2003, the Company remains contingently liable for this settlement in the amount of $396,000.

16.          Employee Benefit Plans

          The Company maintains a 401(k) defined contribution employee benefit plan covering substantially all employees meeting eligibility requirements. The Company matches 50% of employee contributions up to an annual maximum of 5% of an employee's salary. The Company's expense under this plan was $46,781 and $52,613 in 2003 and 2002, respectively.

          Effective January 1, 2001, the Company established a Savings & Retirement Plan. This plan was established to facilitate employee purchases of Company stock upon demutualization. There has been no subsequent activity in this plan.

17.          Related Party Transaction

          The Company's president serves on the Board of Directors and is treasurer of Lawyers Reinsurance Company ("Lawyers Re"), in which the Company has an investment. Lawyers Re is a

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

participant in the reinsurance treaties of PDIC. During 2003 and 2002, premiums of $424,000 and $161,000 were ceded to and no losses were paid by Lawyers Re. As of December 31, 2003, unearned premiums ceded to Lawyers Re were $182,000.

18.          Other Comprehensive Income (Loss)

          The significant components of other comprehensive income (loss) were as follows:

Year ended December 31,	2003	2002
	(000)	(000)

Unrealized holding gain (loss) on securities arising during the year	$(58)	$811
Income taxes (benefit)	20	(276)

	(38)	535

Reclassification adjustment for gains included in net income	(172)	(727)
Income tax benefit	58	247

	(114)	(480)

Other comprehensive income (loss)	$(152)	$55

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

PROFESSIONALS DIRECT, INC. DIRECTORS AND EXECUTIVE OFFICERS

At December 31, 2003

Board of Directors

David W. Crooks - Value Added Consultants, Ltd.
     (general business consulting)

Tracy T. Larsen - Barnes & Thornburg
     (a full-service law firm)

Thomas J. Ryan - Thomas J. Ryan, P.C.
     (attorney at law)

Joseph A. Fink - Member, Dickinson Wright, PLLC
     (a full-service law firm)

Julius A. Otten - Independent consultant
     (consulting on matters in the insurance industry)

Thomas F. Dickinson - President and Chief Executive Officer of MHA Insurance
     Company
     (medical liability insurance provider)

Blake W. Krueger - Executive Vice President, General Counsel and Secretary of
     Wolverine World Wide, Inc.
     (international marketer of footwear and accessories)

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