Form 10KSB, Exhibit 13
period 2004-12-31
PROFESSIONALS DIRECT INC
filed 2005-03-30
CIK 1158269

EXHIBIT 13

Professionals Direct, Inc.

2005
Annual Report

PRESIDENT'S MESSAGE

TO OUR SHAREHOLDERS:

We are pleased to present our 2004 results in this annual report. Professionals Direct is in the business of providing insurance programs to lawyers on a national basis. 2004 represented a return to somewhat more normal conditions in the professional liability insurance markets. In 2002 and 2003 Professionals Direct was favored with exceptional growth in part due to abrupt changes in the professional liability markets. As I wrote last year, the events that created the growth in those two years would not be immediately recurring and shareholders should not expect to see a repeat performance in the near term.

The lawyers professional liability markets consolidated quickly after the disruption of 2003. In the changed market, a dozen or so national providers emerged as the dominant providers of lawyers professional liability insurance. By 2004, it became clear that Professionals Direct had achieved the transition to become a recognized national provider in its specialized marketplace and had established a sustainable national market presence.

Operationally, Professionals Direct focused on renewing the accounts that were new business in 2003. The insurance renewal process is in many ways harder than writing new business. We were pleased to see a renewal rate of more than 80% on the 2003 new business. Also in 2004, Professionals Direct enhanced its claims administration to provide top quality service around the United States to the lawyers insured under our policies.

In 2004, Professionals Direct earned $531,000 or $1.59 per share. Book value per share increased to $30.85 per share. This book value per share represents a significant increase over the $10 acquisition price in the July, 2001 demutualization. The 2004 operating results were less dramatic than the 2003 results, chiefly due to the change in the professional liability pricing environment between 2003 and 2004.

Please read the enclosed report and participate in our system of corporate governance by voting in person at our annual meeting or by proxy.

Sincerely,

Stephen M. Tuuk
President and Chief Executive Officer

Professionals Direct, Inc.

2005 Annual Report

Professionals Direct, Inc.

Professionals Direct Inc. is an insurance holding company with four wholly-owned subsidiaries, Professionals Direct Insurance Company, the property and casualty insurance company ("PDIC"); Professionals Direct Employer Organization, Inc., an inactive Michigan professional employer organization; Professionals Direct Finance, Inc., a premium finance company and Professionals Direct Insurance Services, Inc., a company providing underwriting claims, accounting, information technology services and selling professionals liability and other insurance ("Services"). PDIC, Professionals Direct's principal subsidiary, provides professional liability insurance to attorneys and law firms in Michigan and other states. Through its other subsidiaries, Professionals Direct provides underwriting, policy issuance, claims administration, accounting and information systems services to insurance companies and provides financing for premiums to customers of PDIC.

A Message to our Shareholders

This 2005 Annual Report contains audited financial statements and a detailed financial review. This is Professionals Direct, Inc.'s 2005 Annual Report to Shareholders. Although attached to our proxy statement, this report is not part of our proxy statement, is not deemed to be soliciting material, and is not deemed to be filed with the Securities and Exchange Commission (the "SEC") except to the extent that it is expressly incorporated by reference in a document filed with the SEC.

Our Annual Report on Form 10-KSB, as filed with the SEC, will be provided to any shareholder, without charge, upon written request to Professionals Direct, Inc., Attn. Corporate Secretary, 161 Ottawa Avenue, N.W., Suite 607, Grand Rapids, Michigan 49503.

Five Year Summary of Selected Financial Data

The following table provides selected consolidated financial and operating data (unaudited) for Professionals Direct and its subsidiaries as of December 31, 2000, 2001, 2002, 2003 and 2004 and for the years then ended. The consolidated financial and operating data are derived from, and should be read in conjunction with, Professionals Direct's Consolidated Financial Statements and Notes thereto.
	Years Ended
	2004	2003	2002	2001	2000

	(in thousands of dollars, except for ratios and ratio data)

Revenue Data:

Direct premiums written	$24,009	$24,294	$10,404	$7,066	$ 6,982

Net premiums written	14,085	20,118	8,479	5,956	5,427

Net premiums earned	16,203	15,927	6,790	5,648	5,105

Fees and commissions earned	731	619	474	665	1,295

Net investment income	893	926	1,410	1,506	954

Finance and other income earned	152	127	116	121	181

Total Revenues	17,979	17,599	8,790	7,940	7,535

Losses and Expenses:

Losses and loss adjustment expenses	11,937	7,737	4,851	2,265	2,931

Operating expenses	4,804	5,420	3,511	3,922	3,355

Interest expense	447	300	200	99	368

Total Expenses	17,188	13,457	8,562	6,286	6,654

Income before federal income taxes and policyholder dividend	791	4,142	228	1,654	881

Policyholder dividend	0	0	316	297	0

Income (loss) before federal income taxes	791	4,142	(88)	1,357	881

Federal income taxes (benefit)	260	1,442	(62)	527	95

Net income (loss)	$531	$2,700	$ (26)	$ 830	$ 786

Selected Balance Sheet Data: (at year end)

Total investments and cash	37,863	36,410	22,451	19,341	17,781

Total assets	54,441	46,359	30,770	25,572	28,956

Total liabilities	44,153	36,496	23,455	18,286	25,445

Total shareholders' equity (2004-2001) or policyholders' surplus (2000)	10,288	9,863	7,315	7,286	3,511

Per Share Data: (1)

Net Income (loss)	$1.59	$8.10	$(0.08)	N/A	N/A

Book value	$30.85	$29.57	$21.93	N/A	N/A

Selected GAAP Ratios:

Return on prior year equity	5.4%	36.9%	(.4%)	23.6%	34.0%

Return on current year revenue	3.0%	15.3%	(.3%)	10.5%	10.4%

Return on current year assets	1.0%	5.8%	(.1%)	3.2%	2.7%

	Years Ended
	2004	2003	2002	2001	2000

	(in thousands of dollars, except for ratios and ratio data)

Statutory (SAP) Ratio Data:

Loss Ratio (2)	76.2%	49.2%	76.9%	41.6%	58.4%

Expense Ratio (3)	33.9%	30.8%	37.0%	37.2%	28.3%

Combined ratio (4)	110.1%	80.0%	113.9%	78.8%	86.7%

Operating Ratio (5)	104.5%	74.2%	93.4%	61.5%	69.8%

A. M. Best Industry% operating ratio (6)	N/A	92.0%	95.5%	104.3%	91.6%

Statutory surplus (7)	16,074	16,132	10,473	9,370	7,609

Earned surplus (8)	13,543	13,601	7,942	6,839	3,264

Ratio of statutory net written premiums to statutory surplus	87.6%	124.7%	81.0%	63.6%	71.3%

(1)

The Company became a shareholder owned company on July 1, 2001, following the conversion and demutualization of its predecessor, Michigan Lawyers Mutual Insurance Company. Accordingly, per share data is presented only for 2002 to 2004, the only years of operations as a shareholder owned company.

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
(7)

As of December 31, 2000, statutory surplus includes $4.345 million in surplus certificates. For 2004, 2003, 2002 and 2001, statutory surplus includes $2.531 million in surplus certificates. In all years, interest on the surplus certificates was not accrued until actually approved by the OFIS.

(8)	Statutory surplus less surplus contributed under surplus certificates.

Management's Discussion and Analysis

The following discussion and analysis for the years ended December 31, 2004 and 2003 should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this report. The following discussion of our financial condition and results of operations contains certain forward-looking statements. A discussion of the limitations of forward looking statements appears at the end of this section.

Introduction

The increase in earned premiums in 2004 was the result of an increase in policies written by PDIC in 2003. The increase was moderated by a lower reinsurance retention on policies written with 2004 effective dates. Loss and loss adjustment expenses increased in 2004 as claims were reported to PDIC on policies written in 2003. Operating and administrative expenses have decreased compared to the same period last year partly due to ceding commissions under PDIC's 2004 reinsurance treaties:
	Years Ended
	2004	2003	Change	Percent Change
	(in thousands of dollars, except for per share data)

Revenue Data:

Net premiums earned	$16,203	$15,927	$276	1.7%

Fees and commissions earned	731	619	112	18.1%

Net investment income	893	926	(33)	(3.6%)

Finance and other income earned	152	127	25	19.7%

Total Revenues	17,979	17,599	380	2.2%

Losses and Expenses:

Losses and loss adjustment expenses	11,937	7,737	4,200	54.3%

Operating expenses	4,804	5,420	(616)	(11.4%)

Interest expense	447	300	147	49.0%

Total Expenses	17,188	13,457	3,731	27.7%

Income before federal income taxes	791	4,142	(3,351)	(80.9%)

Federal income taxes	260	1,442	(1,182)	(82.0%)

Net income	$531	$2,700	$(2,169)	(80.3%)

Selected Balance Sheet Data: (at year end)

Total investments and cash	$37,863	$36,410	$1,453	4.0%

Total assets	54,441	46,359	8,082	17.4%

Total liabilities	44,153	36,496	7,657	21.0%

Total shareholders' equity	10,288	9,863	425	4.3%

Per Share Data:

Net Income	$1.59	$8.10	$(6.51)	(80.4%)

Book value	$30.85	$29.57	$1.28	4.3%

Results of Operations (000 omitted):

The following is a summary and analysis of the material revenue and expense components of our operational results for 2004 with comparisons to 2003.

          Net Premiums Earned. Net premiums earned are equal to direct premiums earned (premiums earned for policies written) less ceded premiums earned (amounts ceded to reinsurers). The increase in net premiums earned was primarily from the large increase in polices written in 2003 offset by a lower reinsurance retention on policies written in 2004. As a revenue line, insurance underwriting was our largest revenue source in 2004 and 2003. In 2004, with additional reinsurance, the amount of premium ceded to reinsurers increased substantially with the result that net premiums written declined. The following is a summary of premium writings by PDIC:

	Years Ended
	2004	2003	Change	Percent Change
	(in thousands of dollars)

Direct premiums written	$24,009	$24,294	(285)	(1.2%)

Net premiums written	14,085	20,118	(6,033)	(30.0%)

Direct premiums written decreased 1.2% when compared to the prior year. PDIC's new business premium writings for 2004 were significantly less than for the same period in 2003 due, in part, to the absence of significant disruptions in the markets in which PDIC operates. For the year, new business totaled $3,583 compared to $13,722 for 2003. For its policies with 2004 effective dates, PDIC decreased the per claim retention by purchasing more reinsurance from third party reinsurers. This reduces PDIC's net premiums written and will reduce net premiums earned as the policies are earned out. In 2005 we do not expect to see significant changes in the levels of direct premiums written.

          Fee and Commissions Earned. We earn fee and commission income from two sources. The first source is the membership fees earned by Lawyers Direct Risk Purchasing Group, an affiliate organized, formed and managed by Services as part of the Lawyers Direct® program for one to five person law firms. The second source is the operations of Services in placing insurance business with unrelated third parties and performing management services. Fee and commission income earned was $731 in 2004, an increase of $112 or 18.1%, compared to 2003. Almost all of the increase was attributable to an increase in the membership fees from the Purchasing Group. Fee and commission income for Services did not change materially from 2003 to 2004. In 2005, our fee and commission income is expected to increase only slightly as membership in the Purchasing Group has stabilized and as we expect to see only slight increases in commission income from the sale of more products of other insurance carriers by Services.

          Net Investment Income. Net investment income is comprised of interest on fixed income investments and realized investment gains and losses. The investment income decrease of $33 or 3.6% in 2004 as compared to 2003 is partly attributable to realized capital gains in 2003 that did not recur in 2004. Gains from the sale of securities for 2004 totaled $5 and in 2003 were $172. Exclusive of the gains, investment income increased $134. The increase is largely attributable to the overall increase in the size of the investment portfolio combined with some improvement in the percentage yield on fixed income investments.

          Finance and Other Income Earned. We earn finance income primarily by providing premium financing incidental to the sale of PDIC's insurance policies. Premium financing is offered to PDIC policyholders in Michigan and selected other states. Premium finance income increased modestly from 2003 to 2004 and is expected to increase modestly again in 2005 with rising interest rates.

          Losses and Loss Adjustment Expenses. The loss ratio for the year was 73.7% compared to 48.6% for 2003. The loss ratio is the sum of the losses and loss adjustment expenses incurred expressed as a percentage of net premiums earned. This loss ratio increase resulted from fluctuations in claims severity and increases in the estimates of losses for claims reported in prior years. Claim frequency occurred within an expected range based on our past experience. Severity is impacted in part by the differing reinsurance retentions and is also within expected levels based on past experience. PDIC recorded losses and loss adjustment expenses of $11,937 of which $11,180 was for claims which were made and reported in the current year and $757 was for claims which were made and reported in years prior to 2004. For 2003, PDIC recorded losses and loss adjustment expenses of $7,737 of which the entire amount was for claims which were made and reported in that year. Overall profitability is in great part determined by the loss estimate for current year claims plus the favorable or adverse development of prior report year reserves.

          Operating Expenses. Operating and administrative expenses for 2004 compared to 2003 decreased 11.4% or a total of $616. This decrease is the result of the effects of ceding commissions earned offset by increased costs associated with the increase in net premiums earned. During 2004 ceding commissions earned increased $934 compared to 2003. This was partially offset by increased acquisition costs during 2004 resulting in the net decrease of $616.

          Interest Expense. Interest expense in 2004 increased $147 from 2003, primarily the result of the increased outstanding line of credit balance. Total interest expense for 2004 consisted of $133 on surplus certificates, $132 on the trust preferred securities, $29 on the line of credit used to fund premium finance receivables, and $153 on the general line of credit. For 2005, interest expense is expected to decrease as the line of credit debt is paid down.

          Income Taxes. The effective federal income tax rate was 32.9% for 2004 compared to 34.8% for 2003, both of which approximate the expected rate.

Financial Condition, Liquidity, and Capital Resources (000 omitted):

The primary sources of liquidity, on both a short-term and long-term basis, are funds provided by insurance premiums collected, net investment income, recoveries from reinsurance, and proceeds from the maturity or sale of invested assets. The primary uses of cash, on both a short-term and long-term basis, are losses, loss adjustment expenses, operating expenses, reinsurance premiums, taxes, debt repayment and acquisition of investments.

Trends or uncertainties that may impact short-term or long-term liquidity include changes in the cost and availability of reinsurance, changes in interest rates and changes in investment income. As the costs of obtaining reinsurance may change in the future, we intend to adjust the rates we charge our customers. However, such rate changes may be limited by statutory regulation and competition. We believe that we will be able to manage these reinsurance costs so the impact on overall liquidity is minimized.

When interest rates decline, the cost of borrowing decreases and the market value of our investment portfolio, which primarily consists of debt securities, generally increases. At the same time, the overall yield on new investments tends to decrease. When interest rates increase, the opposite effects are realized. While interest rates continue to be at historically low levels, they are starting to increase. We believe that it is unlikely material gains will be realized on portfolio assets or be a source of liquidity during 2005.

Our net cash flow from operations for 2004 was $4,164 compared to $10,814 for 2003. This decrease is the result of written premiums leveling-off and an increase in premiums ceded to reinsurers. This cash flow plus existing cash was invested in fixed maturities which resulted in negative cash flow from investing activities of $5,009 for the year. Cash used for financing activities was $1,767, the result of net repayments under the lines of credit. In the same period last year, the net borrowings increased $3,689.

At December 31, 2004, we had cash and cash equivalents of $4,394. This represents that portion of total assets necessary to be kept liquid to meet demand for operations and loss and reinsurance payments. It is expected that this will be maintained in cash and other short-term instruments to meet cash flow needs for 2005.

To provide additional liquidity, we have three lines of credit available from a bank. The first line is a $1,800 revolving line used by Finance to finance insurance premiums and bears interest at .5% over the bank's prime rate. The second line is for $1,000, which can be used for potential acquisitions, and bears interest at 1% over the bank's prime rate. The third line is a $3,000 declining balance facility that requires quarterly principal payments of $150 which began on April 1, 2004 and matures October 1, 2006. As a result of the declining balance feature the maximum credit available under this facility at December 31, 2004 was $2,550. This line has a current balance outstanding of $2,400 as of December 31, 2004. These lines of credit require, among other things, that we maintain a minimum tangible net worth of $7,500, that PDIC maintain a minimum surplus of not less than 240% of the Authorized Control Level Risk Based Capital (as defined by the National Association of Insurance Commissioners), and that we deliver periodic financial reports to the bank. The bank has a security interest in substantially all assets of the Company, Services and Finance. In addition, the shares of PDIC are pledged, subject to the rights of policyholders under insurance laws and the rights of insurance regulators.

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

Critical Accounting Estimates and Judgments

The consolidated financial statements include certain amounts, based upon informed estimates and judgments made by management, for transactions not yet complete or for which the ultimate resolution is not certain. Such estimates and judgments effect the reported amounts in the financial statements. Although management believes that they are making the best decisions based upon information then available, it is possible that as conditions and experience develop, these estimates may change and may be materially different from originally reported in the financial statements. Our reserves for unpaid loss and loss adjustment expenses represent the most critical estimate present within the financial statements.

Loss and Loss Adjustment Expense Reserves

PDIC is required to maintain reserves for payment of losses and loss adjustment expenses for reported claims and for claims incurred but not reported, arising from policies that have been issued. PDIC provides for the estimated ultimate cost of those claims without regard to how long it takes to settle them or the time value of money. The determination of reserves involves actuarial and statistical projections of what PDIC expects to be the cost of the ultimate settlement and administration of such claims based on facts and circumstances then known, estimates of future trends in claim severity, and other variable factors such as inflation and changing judicial theories of liability. As part of the process of establishing those estimates, the following should be noted:

(a)          Estimates of the loss reserve liability are reviewed by independent actuaries twice a year. Various methodologies are used to calculate the appropriate amount of the loss reserve liability that should be recorded each year.

(b)          In the years after a claim is reported, there is a significant amount of uncertainty over what the ultimate loss will be. Therefore, estimating the loss reserve liability for claims recently reported tends to be more difficult. As claims get older, the loss reserve liabilities may be estimated with less inaccuracy, but are still subject to material fluctuations until the claims are paid or otherwise closed. Eventually, all claims in a particular year are closed and no additional development, favorable or adverse, will be experienced because the amount of the claims is certain.

(c)          A factor that impacts incurred losses is reserve development from prior years. Favorable or adverse development occurs when subsequent estimates of the loss reserve liability change. A subsequent decrease in estimate results in favorable development; a subsequent increase in estimate results in adverse development. Favorable or adverse development is reflected as a decrease or increase in the current year's loss and loss adjustment expenses.

The estimation of ultimate liability for losses and loss adjustment expenses is an inherently uncertain process and does not represent an exact calculation of that liability. PDIC's current reserve policy recognizes this uncertainty by maintaining bulk reserves or case supplement reserves to provide for the possibility that actual results may be less favorable compared to the estimated costs relative to the normal case reserve estimation process. The bulk reserve is determined by estimating the ultimate liability for the claims which have been made and reported and then subtracting the case reserves. PDIC does not discount its reserves to recognize the time value of money.

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

Each quarter, PDIC computes its estimated liability using appropriate principles and procedures. Because the establishment of loss reserves is an inherently uncertain process, however, there can be no assurance that losses will not exceed reserves. Adjustments in aggregate reserves, if any, are reflected in the operating results of the period during which such adjustments are made. As required by insurance regulatory authorities, PDIC annually receives a statement of opinion from its appointed actuary concerning the reasonableness of its reserves.

A reconciliation of the beginning and ending net liability for unpaid losses and loss adjustment expenses for the years ended December 31, 2004 and 2003 is provided in Note 7 to the consolidated financial statements included in this report.

The following table shows the development of the reserve for unpaid losses and loss adjustment expenses (excluding unallocated loss adjustment expenses) for report years 1994 through 2004 for PDIC. The top line of the table shows the reserve for unpaid losses and loss adjustment expense at the respective balance sheet dates. The upper portion of the table shows the cumulative amounts paid in successive years. The lower portion of the table shows the reestimated amount of losses based on experience as of the end of each succeeding year. The estimates change as claims settle and more information becomes known about the ultimate frequency and severity of claims for individual years. A redundancy (deficiency) exists when the reestimated liability at each December 31 is less (greater) than the prior year's liability estimate. The "cumulative redundancy" (deficiency) for a calendar year represents the difference between the initial and current year estimate for each calendar year.

The volatility of professional liability claim frequency and severity makes the prediction of the ultimate loss very difficult. Likewise, the long time frame for professional liability claims to develop and be paid further complicates the reserving process.
	Report Year Ended December 31,
	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
	(in thousands)
Reserve for unpaid losses and loss adjustment expenses	$3,619	$2,572	$2,960	$3,944	$3,042	$1,890	$2,894	$3,317	$4,061	$6,636	$8,532

Cumulative amount of liability paid through:
One year later	1,451	1,342	1,521	590	675	641	609	1,758	2,127	3,843	-
Two years later	2,658	2,758	3,160	1,726	1,402	1,159	1,961	2,354	3,403
Three years later	4,296	3,544	3,871	1,991	1,532	1,347	2,166	2,431
Four years later	4,532	3,809	4,112	2,089	1,610	1,369	2,257
Five years later	4,791	4,014	4,256	2,088	1,618	1,659
Six years later	4,865	4,062	4,314	2,087	1,626
Seven years later	4,904	4,011	4,349	2,087
Eight years later	4,902	4,010	4,773
Nine years later	4,911	4,010
Ten years later	4,911

Reestimated net liability as of:
One year later	4,076	3,700	4,285	3,287	2,805	2,303	2,522	3,320	4,041	8,097	-
Two years later	4,427	4,078	4,841	2,944	2,134	1,994	2,470	3,317	4,382
Three years later	5,067	4,144	4,843	2,425	1,820	1,990	2,532	2,621
Four years later	5,057	4,141	4,735	2,163	1,813	1,991	2,364
Five years later	4,959	4,359	4,405	2,162	1,818	1,689
Six years later	4,957	4,260	4,407	2,087	1,707
Seven years later	4,904	4,261	4,384	2,087
Eight years later	4,902	4,271	4,773
Nine years later	4,911	4,010
Ten years later	4,911

Net cumulative (deficiency) redundancy	(1,292)	(1,438)	(1,813)	1,857	1,335	201	530	696	(321)	(1,461)	-

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

Market for Common Stock and Dividends

          There is no active public trading market for the Company's securities. Bid and asked quotations for the Company's securities may be reported on the over-the-counter bulletin board (the "OTC") under the symbol PFLD. Transactions in the Company's securities are occasionally effected by individuals through the OTC or on an informal basis. The prices at which such transactions are effected are only occasionally reported to the Company.

          Holders. As of December 31, 2004, there were approximately 730 record holders of the Company's common stock.

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

          Recent Sales of Unregistered Securities. On December 4, 2002, Professionals Direct Statutory Trust I, a wholly owned unconsolidated trust subsidiary of the Company, issued $2 million in 30-year floating rate trust preferred securities (less issuance expenses of $93,848). The proceeds from the sale of the trust preferred securities were used by Professionals Direct Statutory Trust I to purchase an equivalent amount of subordinated debentures from the Company. The Company subsequently contributed some of the proceeds to PDIC as additional surplus and used the remainder to pay off bank indebtedness. The trust preferred securities were issued in reliance on an exemption from registration under Section 4(2) of the federal Securities Act of 1933.

          Equity Compensation Plans. As of December 31, 2004, no equity securities of the Company were authorized for issuance under compensation plans.

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

Independent Auditor's Report

The Board of Directors
Professionals Direct Inc. and Subsidiaries
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheet of Professionals Direct Inc. and Subsidiaries as of December 31, 2004, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for the two years in the period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Professionals Direct Inc. and Subsidiaries as of December 31, 2004, and the consolidated results of their operations and their cash flows for the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Grand Rapids, Michigan
March 4, 2005

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

December 31,	2004

Assets (Note 9)	(000)

Fixed maturities held to maturity, at amortized cost (Note 3)	$252
Fixed maturities available for sale, at fair value (Note 3)	32,949
Other invested asset, at cost which approximates fair value	268

Total investments	33,469

Cash and cash equivalents	4,394
Receivables:
Premiums (Note 4)	1,102
Amounts due from reinsurers (Note 8)	6,279
Investment income	404
Ceding commissions	347
Prepaid reinsurance premiums	4,163
Federal income taxes recoverable	561
Property and equipment, net (Note 6)	299
Deferred acquisition costs (Note 14)	1,415
Net deferred federal income taxes (Note 13)	1,438
Intangible assets, net (Note 5)	567
Other assets	3

20,972

Total Assets	$54,441

Liabilities and Shareholders' Equity

Liabilities
Loss and loss adjustment expense reserves (Note 7)	$21,048
Unearned premiums	10,738
Amounts due to reinsurers	2,036
Lines of credit (Note 9)	2,507
Unearned ceding commission (Note 14)	786
Accrued expenses and other liabilities	987
Accrued interest	1,520
Surplus certificates (Note 11)	2,531
Trust preferred securities (Note 10)	2,000

Total Liabilities	44,153

Commitments and Contingencies (Notes 8, 9 and 15)

Shareholders' Equity (Note 11)
Preferred stock, no par (500,000 shares authorized, no shares issued)	-
Common stock, no par (5,000,000 shares authorized, 333,500 shares issued and outstanding)	3,206
Retained Earnings	7,299
Accumulated other comprehensive loss (Note 18)	(217)

Total Shareholders' Equity	10,288

Total Liabilities and Shareholders' Equity	$54,441

See accompanying notes to consolidated financial statements.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME

Year ended December 31,	2004	2003
	(000)	(000)
Revenues
Net premiums earned (Note 8)	$16,203	$15,927
Fees and commissions earned	731	619
Net investment income (Note 3)	893	926
Finance and other income earned	152	127

Total revenues	17,979	17,599

Expenses
Losses and loss adjustment expenses incurred (Notes 7 and 8)	11,937	7,737
Operating and administrative (Note 14)	4,804	5,420
Interest	447	300

Total expenses	17,188	13,457

Income before federal income tax expense	791	4,142

Federal Income Tax Expense (Note 13)	260	1,442

Net Income	531	2,700

Other Comprehensive Loss (Note 18)	(106)	(152)

Comprehensive Income	$425	$2,548

Per share of common stock (not in thousands):
Basic and diluted net income per share	$1.59	8.10
Basic and diluted comprehensive income per share	1.27	7.64

See accompanying notes to consolidated financial statements.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common shares	Common stock par value	Retained earnings	Accumulated other comprehensive income (loss)	Total
		(000)	(000)	(000)	(000)

Balance, January 1, 2003	333,500	$3,206	$4,068	$41	$7,315

Net income for the year	-	-	2,700	-	2,700

Net depreciation on available for sale securities, net of taxes (Note 18)	-	-	-	(152)	(152)

Balance, December 31, 2003	333,500	$3,206	$6,768	$(111)	$9,863

Net income for the year	-	-	531	-	531

Net depreciation on available for sale securities, net of taxes (Note 18)	-	-	-	(106)	(106)

Balance, December 31, 2004	333,500	$3,206	$7,299	$(217)	$10,288

See accompanying notes to consolidated financial statements.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31,	2004	2003
	(000)	(000)
Operating Activities
Net income	$531	$2,700
Adjustments to reconcile net income to net cash from operating activities:
Deferred federal income tax expense	(267)	(269)
Realized gains	(5)	(173)
Depreciation	152	181
Amortization	868	620
Changes in operating assets and liabilities:
Premiums receivable	150	(540)
Amounts due from reinsurers	(3,913)	587
Deductibles receivable	33	19
Investment income receivable	(47)	(92)
Ceding commissions receivable	(49)	(57)
Federal income taxes recoverable	(561)	57
Prepaid reinsurance premiums	(2,388)	(760)
Deferred acquisition costs	214	(816)
Other assets	23	5
Loss and loss adjustment expense reserves	7,587	3,323
Unearned premiums	270	4,952
Unearned ceding commissions	675	111
Amounts due to reinsurers	1,543	123
Federal income taxes payable	(306)	306
Accrued expenses and other liabilities	(482)	396
Accrued interest	136	141

Net cash from operating activities	4,164	10,814

Investing Activities
Cost of fixed maturities acquired	(12,169)	(21,678)
Proceeds from sales or maturities of fixed maturities	7,207	9,902
Cost of property and equipment acquired	(47)	(118)

Net cash for investing activities	(5,009)	(11,894)

Financing Activities
Net borrowings (repayments) under lines of credit	(1,767)	3,689
Payment of debt issue costs	-	(45)

Net cash from (for) financing activities	(1,767)	3,644

Net Increase (Decrease) in Cash and Cash Equivalents	(2,612)	2,564

Cash and Cash Equivalents, beginning of year	7,006	4,442

Cash and Cash Equivalents, end of year	$4,394	$7,006

Supplemental Disclosures of Cash Flow Information
Federal income tax payments - net	$1,387	$1,110
Interest payments	311	159

See accompanying notes to consolidated financial statements.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.          Organization of the Company and Nature of Business

          Professionals Direct Inc. (Company) is an insurance holding company with four subsidiaries (see Note 2). One of the subsidiaries, Professionals Direct Insurance Company (PDIC) is the former Michigan Lawyers Mutual Insurance Company (the Mutual). The Mutual was originally formed in the State of Michigan on June 4, 1987, for the principal purpose of providing professional liability insurance on a claims-made basis to attorneys practicing in Michigan. PDIC continues to provide professional liability insurance to attorneys and law firms in Michigan and other states. In 2004, 38% of premiums were written in Michigan, 10% in Florida, 9% each in Arizona and Pennsylvania with the balance in twenty-four additional states with no other state exceeding 7%.

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

Principles of Consolidation

          The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (Professionals Direct Insurance Company, a property and casualty insurance company; Professionals Direct Employer Organization, Inc., an inactive Michigan professional employer organization; Professionals Direct Finance, Inc. (Finance), a premium finance company; Professionals Direct Insurance Services, Inc. (Services), a company providing underwriting claims, accounting, information technology services and selling professionals liability and other insurance), plus Lawyers Direct Risk Purchasing Group which the company controls.

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

          Held to maturity securities are recorded at amortized cost. Unrealized gains and losses are excluded from comprehensive income.

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

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Revenue Recognition

          Insurance premiums are earned on a daily pro-rata basis over the term of the policy. Most policies have a term of twelve months.

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

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

          Interest Rate Risk - is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. The Company mitigates this risk by attempting to match the maturity schedule of its assets with the expected payout of its liabilities. To the extent that liabilities come due more quickly than assets mature or the Company liquidates investments to meet operating needs, the Company would have to sell assets prior to maturity and recognize a gain or loss. At December 31, 2004, the estimated fair value of the Company's bond portfolio was less than its cost.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.          Investments

          A summary of amortized cost, gross unrealized gains and losses, and fair value of fixed maturities available for sale is as follows:
		Gross unrealized
December 31, 2004	Amortized cost	Gains	Losses	Fair value
	(000)	(000)	(000)	(000)
Fixed maturities held to maturity:
Obligations of states and political subdivisions	$252	$1	$-	$253

Fixed maturities available for sale:
U.S. treasury securities and obligations of U.S. government agencies	$5,131	$-	$59	$5,072
Obligations of states and political subdivisions	13,169	20	225	12,964
Corporate securities	14,082	27	111	13,998
Mortgage and other asset-backed securities	913	8	6	915

Total fixed maturities	$33,547	$56	$401	$33,202

          The amortized cost and fair value of fixed maturities, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
December 31, 2004	Amortized cost	Fair value
	(000)	(000)
Fixed maturities, other than mortgage and other asset-backed securities:
Due in one year or less	$6,809	$6,783
Due after one year through five years	18,730	18,451
Due after five years through ten years	5,617	5,606
Due after ten years	1,478	1,447

	32,634	32,287

Mortgage and other asset-backed securities	913	915

	$33,547	$33,202

          Proceeds from sales of fixed maturities were $6,325,011 and $8,691,828 in 2004 and 2003, respectively, on which gross gains of $4,932 and $218,534 and gross losses of $0 and $35,772 were realized in 2004 and 2003, respectively.

Other than Temporary Impairments of Securities and Unrealized Losses on Investments

At December 31, 2004, the Company had 58 securities deemed to be temporarily impaired. These investments had unrealized losses of less than 10% each and no single security loss exceeded $30,000. Twelve investments, which

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

are obligations of state or political subdivisions, have had unrealized losses for more than one year, which losses aggregated $208,000 at December 31, 2004.

In concluding that investments with unrealized losses are not other-than-temporarily impaired, positive evidence consisted of: 1) no specific events caused concern; 2) interest payments are current; 3) market prices have risen; 4) changes in market value are normal relative to fluctuations in overall interest rates; and 5) the Company has the ability to hold the security until the anticipated recovery in value occurs.

The fair value and amount of unrealized losses segregated by the time period the investment has been in an unrealized loss position is as follows:
December 31, 2004	Less than 12 months		Greater than 12 months

	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses
	(000)	(000)	(000)	(000)
Debt Securities:
U.S. treasury securities and obligations of U.S. government agencies	$4,344	$(31)	$621	$(28)
Obligations of states and political subdivisions	3,533	(45)	5678	(180)
Corporate securities	11,436	(112)	-	-
Mortgage and other asset- backed securities	250	(5)	-	-

Totals	$19,563	$(193)	$6,300	$(208)

          At December 31, 2004, investments with a fair value of $2,933,744 and amortized cost of $2,932,794 were on deposit with regulatory authorities, as required by law.

          Net investment income was comprised of the following components:
Year ended December 31,	2004	2003
	(000)	(000)
Investment income:
Fixed maturities	$927	$769
Short-term investments	59	63
Net realized gains (losses)	5	172

	991	1,004
Less investment expenses	98	78

Net investment income	$893	$926

No individual investment exceeds ten percent of stockholders' equity.

4.          Premiums and Deductibles Receivable and Allowance for Doubtful Accounts

          Premium receivables are primarily customer obligations due under terms of premium finance contracts. We sell our policies exclusively to lawyers and law firms. Professionals Direct Finance, Inc. provides premium

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

          Deductible receivables are amounts due from policyholders under the terms of the policy when the Company pays indemnity on behalf of a policyholder. There are typically a limited number of policyholders with balances outstanding for deductible. We record an allowance for doubtful accounts based on specifically identified amounts that we believe to be uncollectible. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The allowance for doubtful accounts at December 31, 2004 and 2003 was $25,000 and $30,000, respectively.

5.          Intangible Assets

          Intangible assets consist of the following:
December 31,	2004
(000)
Cost:
Debt issue costs	$139
Covenants not to compete	310
Renewal rights and customer lists	526

975
Less accumulated amortization	408

Net intangible assets	$567

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

          The renewal rights are being amortized on a straight line basis over fifteen years. The covenants are being amortized over the associated duration of the covenant ranging from 15 to 51 months. Debt issue costs are being amortized by the effective interest method over the term of the repayment period ranging from 3 to 30 years and has been included in interest expense.

          Future amortization expense is as follows:
Year ending December 31,
(000)

2005	$84
2006	57
2007	38
2008	38
2009	38
Thereafter	309

$564

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.          Property and Equipment

          Property and equipment consist of the following:
December 31,	2004
(000)
Cost:
Computer equipment	$296
Furniture and other equipment	258
Computer software	1,076
Leasehold improvements	47

1,677
Less accumulated depreciation and amortization	1,378

Net property and equipment	$299

7.          Loss and Loss Adjustment Expense Reserves

          Activity in the loss and loss adjustment expense reserves is summarized as follows:
December 31,	2004	2003
	(000)	(000)

Balance, beginning of year	$13,461	$10,138
Less reinsurance balances recoverable	(2,163)	(2,469)

Net balance, beginning of year	11,298	7,669

Incurred related to:
Current year	11,180	7,738
Prior years	757	(1)

Total incurred	11,937	7,737

Paid related to:
Current year	2,000	1,094
Prior years	5,886	3,014

Total paid	7,886	4,108

Net balance, end of year	15,349	11,298
Plus reinsurance balances recoverable	5,699	2,163

Balance, end of year	$21,048	$13,461

          The 2004 increase in incurred losses related to prior accident years resulted from adverse loss development on primarily the 2002 and 2003 accident years.

8.          Reinsurance

          In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

          In 2004 and 2003, the Company's net retention on the majority of the policies issued was $250,000 and $500,000, respectively, per claim.

          Amounts due from reinsurers consisted of amounts related to the following:
December 31,	2004
(000)

Paid loss and loss adjustment expenses	$580
Unpaid loss and loss adjustment expenses	5,699

$6,279

          The effect of reinsurance on premiums written and earned is as follows:
	2004		2003

	Written	Earned	Written	Earned
	(000)	(000)	(000)	(000)

Direct	$24,009	$23,739	$24,294	$19,342
Ceded	(9,924)	(7,536)	(4,176)	(3,415)

Net Premiums	$14,085	$16,203	$20,118	$15,927

          As a result of reinsurance ceded, loss and loss adjustment expenses incurred were reduced by $2,209,163 and $177,663 in 2004 and 2003, respectively.

          The Company holds collateral under related reinsurance agreements in the form of irrevocable letters of credit with various banks. At December 31, 2004, the balance of these letters of credit was $2,670,602.

9.          Lines of Credit

          At December 31, 2004, the Company owed $107,401 under a $1.8 million line of credit that bears interest at .5% over the bank's prime rate (effectively 5.75% at December 31, 2004). In addition, the Company owed $2,400,000 under a second line of credit that bears interest at 1.25% over the bank's prime rate (effectively 6.5% at December 31, 2004). This line of credit requires quarterly principal payments of $150,000 beginning April 1, 2004 and matures October 1, 2006. At December 31, 2004, the Company had available a third line of credit of $1,000,000 that bears interest at 1.0% over the bank's prime rate (effectively 6.25% at December 31, 2004). All of the lines of credit grant a security interest in substantially all assets of the Company, Services and Finance. In addition the Company provided a pledge of its shares of PDIC. All of the lines of credit impose financial covenants. The Company was in compliance with all covenants as of December 31, 2004.

10.          Trust Preferred Securities

          On December 4, 2002, the Company issued a floating rate junior subordinated debenture (the "Debenture") having a principal amount of $2,062,000 to Professionals Direct Statutory Trust I (the "Trust"). Cumulative interest

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

on the principal sum of the Debenture accrues from December 4, 2002, and it is payable quarterly in arrears at a variable rate per annum equal to LIBOR (London Interbank Offering Rate) plus 4.00% (not to exceed 12.50%). At December 31, 2004, interest accrued at an annual rate per annum equal to 6.44%. Interest is computed on the actual number of days elapsed in a year of twelve 30 day months. The Debenture ranks subordinate and junior in right of payment to all Indebtedness (as defined) of the Company. The Debenture matures on December 4, 2032, but may be redeemed in whole or in part beginning on December 4, 2007, or earlier upon the occurrence of certain special events defined in the Indenture governing the Debenture.

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

          Certificates have a principal value of $1,000 each and bear simple interest at the rate of 5.25% per annum from the issuance date until paid. Principal and accrued interest thereon may be paid only from surplus earnings, and then only upon the written consent of the Michigan Department of Financial and Insurance Services and in such amounts as are determined by the board of directors. Subject to these conditions for repayment, certificates are redeemable by the holder after they have been outstanding for ten years. To date, the Company has received approval to pay certain interest on certificates issued prior to December 31, 1993. No interest was paid during either 2004 or 2003 to these certificate holders.

          During the Conversion in 2001, 1,814 surplus certificates were converted to common stock and interest totaling $540,798 was paid on these converted certificates. At December 31, 2004, 2,531 certificates remain outstanding.

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

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Statutory Information

          At December 31, 2004, statutory surplus of PDIC was $16.1 million. The State of Michigan requires insurance companies domiciled in Michigan to have minimum statutory surplus of $7 million. Statutory net income for the years ended December 31, 2004 and 2003 was $38,988 and $1,674,932, respectively.

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

13.          Federal Income Taxes

          Federal income tax expense consists of:
Year ended December 31,	2004	2003
	(000)	(000)

Current	$527	$1,542
Deferred	(267)	(100)

	$260	$1,442

          The significant components of federal income tax expense were as follows:
Year ended December 31,	2004	2003
	(000)	(000)

Operations	$260	$1,442
Equity - accumulated other comprehensive loss	(55)	(82)

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          A reconciliation of the federal statutory tax rate to the Company's effective tax rate is as follows:
Year ended December 31,	2004	2003

Federal statutory tax rate	34.0%	34.0%
Increase (reduction) in income taxes
relating to:
Tax-exempt municipal bond interest	(1.1)	(0.3)
Provision to return adjustment	-	1.1

Effective tax rate	32.9%	34.8%

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
December 31,	2004
(000)
Deferred tax assets:
Loss reserve discounting	$475
Unearned premium reserves	447
Interest on surplus certificates	499
Other	231

Total gross deferred tax assets	1,652

Deferred tax liabilities:
Deferred acquisition costs	(214)

Net deferred federal income tax asset	$1,438

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

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.          Deferred Acquisition Costs and Unearned Ceding Commissions

          Changes in deferred acquisition costs are summarized as follows:
Year ended December 31,	2004	2003
	(000)	(000)

Balance, beginning of year	$1,629	$813

Amounts deferred:
Commissions	1,417	1,733
Premium taxes	391	396
General and administrative expenses	1,356	1,652

Total amounts deferred	4,793	4,594

Less amortization	(3,378)	(2,965)

Balance, end of year	$1,415	$1,629

          Changes in unearned ceding commissions are summarized as follows:
Year ended December 31,	2004	2003
	(000)	(000)

Balance, beginning of year	$111	$-

Ceding commissions deferred	1,755	257

Less amortization	(1,080)	(146)

Balance, end of year	$786	$111

15.          Commitments and Contingencies

          The Company has entered into operating leases for office space and equipment. Rental expense for these items totaled $200,242 and $196,371 in 2004 and 2003, respectively. Future net minimum lease payments under noncancelable leases are as follows:
Year ending December 31,
(000)

2004	$118
2005	20
2006	6
2007	1

$145

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          The Company has purchased an annuity policy from a life insurance company for purposes of funding a structured claim settlement. At December 31, 2004, the Company remains contingently liable for this settlement in the amount of $396,000.

16.          Employee Benefit Plans

          The Company maintains a 401(k) defined contribution employee benefit plan covering substantially all employees meeting eligibility requirements. The Company matches 50% of employee contributions up to an annual maximum of 5% of an employee's salary. The Company's expense under this plan was $53,027 and $46,781 in 2004 and 2003, respectively.

          Effective January 1, 2001, the Company established a Savings & Retirement Plan. This plan was established to facilitate employee purchases of Company stock upon demutualization. There has been no activity in this plan.

17.          Related Party Transaction

          The Company's president serves on the Board of Directors and is treasurer of Lawyers Reinsurance Company ("Lawyers Re"), in which the Company has an investment. Lawyers Re is a participant in the reinsurance treaties of PDIC. During 2004 and 2003, premiums of $253,000 and $424,000 were ceded to Lawyers Re. During 2004 $116,000 in losses were paid by Lawyers Re. As of December 31, 2004, unearned premiums ceded to Lawyers Re were $109,000.

18.          Other Comprehensive Income (Loss)

          The significant components of other comprehensive income (loss) were as follows:
Year ended December 31,	2004	2003
	(000)	(000)

Unrealized holding gain (loss) on securities arising during the year	$(156)	$(58)
Income tax benefit	53	20

	(103)	(38)

Reclassification adjustment for gains included in net income	(5)	(172)
Income taxes	2	58

	(3)	(114)

Other comprehensive income (loss)	$(106)	$(152)

PROFESSIONALS DIRECT, INC. DIRECTORS AND EXECUTIVE OFFICERS

At December 31, 2004

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
          (medical liability insurance provider)

Blake W. Krueger - Executive Vice President and Secretary of Wolverine World Wide,
          Inc.
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