Form 10KSB, Exhibit 13
period 2005-12-31
PROFESSIONALS DIRECT INC
filed 2006-03-30
CIK 1158269

  Exhibit 13

2006
Annual Report

PRESIDENT’S MESSAGE

TO OUR SHAREHOLDERS:

We are pleased to present our 2005 results in this annual report.

Professionals Direct is in the business of providing insurance programs to lawyers. Professionals Direct operates as a service provider in more than 40 states and as an insurance underwriter in 36 states. It is a nationally recognized source for lawyers professional liability and for other insurance products for the legal community. Both 2004 and 2005 represented a maturation of our business model after large percentage growth increases in 2002 and 2003. In the past two years, Professionals Direct improved the sustainability of its presence in this niche.

In 2005, Professionals Direct earned $502,000 or $1.51 per share. Book value per share increased to $31.79 per share. The book value per share represents a significant increase over the $10 acquisition price paid in the July, 2001 demutualization.

Please read the enclosed report and participate in our system of corporate governance by voting in person at our annual meeting or by proxy.

Sincerely,

Stephen M. Tuuk
President and Chief Executive Officer

Professionals Direct, Inc.

2006 Annual Report

Professionals Direct, Inc.

Professionals Direct Inc. is an insurance holding company with four wholly-owned subsidiaries, Professionals Direct Insurance Company, the property and casualty insurance company (“PDIC”); Professionals Direct Employer Organization, Inc., an inactive Michigan professional employer organization; Professionals Direct Finance, Inc., a premium finance company (“Finance”) and Professionals Direct Insurance Services, Inc., a company providing underwriting, claims, accounting, information technology services and selling professionals liability and other insurance (“Services”). PDIC, Professionals Direct’s principal subsidiary, provides professional liability insurance to attorneys and law firms in Michigan and other states. Through its other subsidiaries, Professionals Direct provides underwriting, policy issuance, claims administration, accounting and information technology services to insurance companies and provides financing for premiums to customers of PDIC.

A Message to our Shareholders

This 2006 Annual Report contains audited financial statements and a detailed financial review. This is Professionals Direct, Inc.’s 2006 Annual Report to Shareholders. Although attached to our proxy statement, this report is not part of our proxy statement, is not deemed to be soliciting material, and is not deemed to be filed with the Securities and Exchange Commission (the “SEC”) except to the extent that it is expressly incorporated by reference in a document filed with the SEC.

Our Annual Report on Form 10-KSB, as filed with the SEC, will be provided to any shareholder, without charge, upon written request to Professionals Direct, Inc., Attn. Corporate Secretary, 161 Ottawa Avenue, N.W., Suite 607, Grand Rapids, Michigan 49503.

Five Year Summary of Selected Financial Data

The following table provides selected consolidated financial and operating data (unaudited) for Professionals Direct and its subsidiaries as of December 31, 2005, 2004, 2003, 2002 and 2001 and for the years then ended. The consolidated financial and operating data are derived from, and should be read in conjunction with, Professionals Direct’s Consolidated Financial Statements and Notes thereto.

	Years Ended
	2005	2004	2003	2002	2001

	(in thousands of dollars, except for per share and ratio data)
Revenue Data:
Direct premiums written	$25,902	$24,009	$24,294	$10,404	$7,066
Net premiums written	16,401	14,085	20,118	8,479	5,956
Net premiums earned	15,375	16,203	15,927	6,790	5,648
Fees and commissions earned	792	731	619	474	665
Net investment income	1,171	893	926	1,410	1,506
Finance and other income earned	153	152	127	116	121
Total Revenues	17,491	17,979	17,599	8,790	7,940
Losses and Expense Data:
Losses and loss adjustment expenses	12,521	11,937	7,737	4,851	2,265
Operating and administrative expenses	3,785	4,804	5,420	3,511	3,922
Interest	506	447	300	200	99
Total Expenses	16,812	17,188	13,457	8,562	6,286
Income before federal income taxes and policyholder dividend	679	791	4,142	228	1,654
Policyholder dividend	0	0	0	316	297
Income (loss) before federal income taxes	679	791	4,142	(88)	1,357
Federal income tax expense (benefit)	177	260	1,442	(62)	527
Net Income (Loss)	$502	$531	$2,700	$(26)	$830
Selected Balance Sheet Data: (at year end)
Total investments and cash	$43,407	$37,863	$36,410	$22,451	$19,341
Total assets	71,348	54,441	46,359	30,770	25,572
Total liabilities	60,746	44,153	36,496	23,455	18,286
Total shareholders’ equity	10,602	10,288	9,863	7,315	7,286
Per Share Data:
Net income (loss)	$1.51	$1.59	$8.10	$(0.08)	$2.49
Shareholders’ equity	$31.79	$30.85	$29.57	$21.93	$21.84
Selected GAAP Ratios:
Return on prior year equity	4.9%	5.4%	36.9%	(.4%)	23.6%
Return on current year revenue	2.9%	3.0%	15.3%	(.3%)	10.5%
Return on current year assets	0.7%	1.0%	5.8%	(.1%)	3.2%

	Years Ended
	2005	2004	2003	2002	2001

	(in thousands of dollars, except for per share and ratio data)
Statutory (SAP) Ratio Data:
Loss ratio (1)	81.5%	76.2%	49.2%	76.9%	41.6%
Expense ratio (2)	22.9%	33.9%	30.8%	37.0%	37.2%
Combined ratio (3)	104.4%	110.1%	80.0%	113.9%	78.8%
Operating ratio (4)	96.7%	104.5%	74.2%	93.4%	61.5%
A. M. Best Industry operating ratio (5)	Not available	94.0%	92.2%	95.9%	104.1%
Statutory surplus (6)	$17,539	$16,074	$16,132	$10,473	$9,370
Earned surplus (7)	15,008	13,543	13,601	7,942	6,839
Ratio of statutory net premiums written to statutory surplus	93.5%	87.6%	124.7%	81.0%	63.6%

(1)	Calculated by dividing losses and loss adjustment expenses by net premiums earned.
(2)	Calculated by dividing other underwriting expenses by net premiums written.
(3)	The sum of the statutory loss ratio and the expense ratio.
(4)
Calculated by taking the combined ratio and subtracting the ratio of net investment income divided by net premiums earned. An operating ratio of more than 100% indicates that an insurance company is unable to recoup underwriting losses with investment earnings.

(5)	As reported by A. M. Best, Best's Aggregate & Averages - Property/Casualty (Commercial Casualty Composite).
(6)	Statutory surplus includes $2.531 million in surplus certificates, interest on which is not accrued until approved for payment by the Michigan Office of Financial and Insurance Services.
(7)	Statutory surplus less surplus contributed under surplus certificates.

Management’s Discussion and Analysis

The following discussion and analysis for the years ended December 31, 2005 and 2004 should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this report. The following discussion of our financial condition and results of operations contains certain forward-looking statements. A discussion of the limitations of forward looking statements appears at the end of this section.

Introduction

Net premiums earned and operating and administrative expenses incurred decreased because cessions to reinsurers and related ceding commissions earned increased effective January 1, 2004. Losses and loss adjustment expenses increased because of adjustments to prior years’ loss estimates. The following table and discussion compares the financial results for 2005 and 2004:

	Years Ended
	2005	2004	Change	Percent Change
	(in thousands of dollars, except for per share data)
Revenues:
Net premiums earned	$15,375	$16,203	$(828)	(5.1%)
Fees and commissions earned	792	731	61	8.3%
Net investment income earned	1,171	893	278	31.1%
Finance and other income earned	153	152	1	0.7%
Total Revenues	17,491	17,979	(488)	(2.7%)
Expenses:
Losses and loss adjustment expenses	12,521	11,937	584	4.9%
Operating and administrative	3,785	4,804	(1,019)	(21.2%)
Interest	506	447	59	13.2%
Total Expenses	16,812	17,188	(376)	(2.2%)
Income before federal income tax expense	679	791	(112)	(14.2%)
Federal income tax expense	177	260	(83)	(31.9%)
Net Income	$502	$531	$(29)	(5.5%)
Selected Balance Sheet Data: (at year end)
Total investments and cash	$43,407	$37,863	$5,544	14.6%
Total assets	71,348	54,441	16,907	31.1%
Total liabilities	60,746	44,153	16,593	37.6%
Total shareholders’ equity	10,602	10,288	314	3.1%
Per Share Data:
Net income	$1.51	$1.59	$(0.08)	(5.0%)
Shareholders’ equity	$31.79	$30.85	$0.94	3.1%

Results of Operations (000 omitted):

The following is a summary and analysis of the material revenue and expense components of our operational results for 2005 with comparisons to 2004.

Net Premiums Earned. Net premiums earned is equal to direct premiums earned (premiums earned for policies written) less ceded premiums earned (amounts ceded to reinsurers) and is our primary source of revenue. Direct premiums written and ending gross unearned premium were proportionately higher in 2005 than in 2004. However, net premiums earned in 2005 did decrease from 2004, primarily because beginning ceded unearned premium was 134.5% higher in 2005 than 2004, the result of decreasing our retention beginning with 2004 business.

The effects of these changes are seen in the table below:

	Years Ended
	2005	2004	Change	Percent Change
	(in thousands of dollars)
Beginning gross unearned premium	$10,738	$10,468	$270	2.6%
Beginning ceded unearned premium	(4,163)	(1,775)	(2,388)	(134.5%)
Beginning net unearned premium	6,575	8,693	(2,118)	(24.4%)

Direct premiums written	25,902	24,009	1,893	7.9%
Ceded premiums written	(9,501)	(9,924)	423	4.3%
Net premiums written	16,401	14,085	2,316	16.4%

Ending gross unearned premium	11,776	10,738	1,038	9.7%
Ending ceded unearned premium	(4,175)	(4,163)	(12)	(0.3%)
Ending net unearned premium	7,601	6,575	1,026	15.6%
Net premiums earned	$15,375	$16,203	$(828)	(5.1%)

Direct premiums written were 7.9% higher in 2005 than in 2004. This increase resulted from a 3% increase in the number of polices written and a 5% increase in the average premium per policy. Net premiums written in 2005 were 16.4% higher. This increase resulted from the increase in direct premiums written, a nominal decrease in ceded premium rates under the 2005 reinsurance treaty and the elimination of a ceded premium liability related to a prior treaty.

For policies with 2005 effective dates, PDIC maintained the same per claim retention as for 2004. Decisions on the appropriate level of reinsurance are impacted by a variety of market factors from pricing, to availability and credit quality of reinsurers, and our level of surplus. As such, reinsurance retentions may vary from year to year. As a result of significant growth in written premium experienced in 2003 and the level of surplus to written premium, it was determined that maintaining the lower retention level of 2004 for 2005 would be in the best interest of the Company. Market factors allowed us to continue with this retention level. In 2006, we do not expect to see material changes in direct premiums written or in our reinsurance retention.

Fees and Commissions Earned. Fees and commissions originate primarily from two sources. First are membership fees, which are earned by Lawyers Direct Risk Purchasing Group, Inc., an affiliate organized, formed and managed by Services as part of the Lawyers Direct® program for one to five person law firms. Second are commissions, which are earned by Services from placing insurance with unrelated third parties and performing management services. Fee and commission income earned was $792 in 2005, an increase of $61 or 8.3%, compared to 2004. Almost all of this increase was attributable to an increase in commission income from Services.

Net Investment Income. Net investment income is comprised of interest on fixed maturity investments and realized investment gains and losses. The net investment income increase of $278 or 31.1% in 2005 as compared to 2004 is attributable to an increase in invested assets, increasing interest rates, and slightly greater duration.  Increasing rates accounted for approximately $203,000 of the increase with the remainder attributable to the increase in invested assets.

Finance and Other Income Earned. Finance income is generated from premium financing incidental to the sale of PDIC’s insurance policies. Premium financing is offered to PDIC policyholders in Michigan and selected other states. In the fourth quarter of 2005, premium finance rates were increased and, as a result, finance income is expected to increase slightly in 2006.

Losses and Loss Adjustment Expenses. Overall profitability is materially influenced by the loss estimate for current year claims, plus the favorable or adverse development related to estimates for prior years’ claims. For 2005, PDIC recorded losses and loss adjustment expenses of $12,521, of which $11,212 was for current year losses and $1,309 was for prior years’ losses. For 2004, PDIC recorded losses and loss adjustment expenses of $11,937 of which $10,948 was for 2004 losses and $989 was for losses prior to 2004. Adjustments to prior year claims estimates reflect current experience. Incurred losses are determined based on loss reserve estimates which are set after considering the results of the reserve analysis performed by our independent actuary. The loss ratio for 2005 continues to be above our historic average. Volatility in the loss ratio can be expected given the complex nature of lawyers professional liability claims and multi-year settlement periods. Due to the size of our reserves, even a small percentage change in the loss reserve liability can have a material impact on our results of operations and loss ratio for the period in which the change occurs.

The loss ratio is the sum of the losses and loss adjustment expenses incurred expressed as a percentage of net premiums earned. The loss ratio for the year was 81.4% compared to 73.7% for 2004. Three factors impacted the 2005 loss ratio when compared to 2004. The first was a change in estimate for prior years’ losses, primarily due to additional severity on existing claims from the 2002 through 2004 years. The second was a change in estimate for adjusting and other expense reserves as a result of increasing costs to defend and adjust claims over what we had previously reserved. The third was the previously discussed decrease in net premiums earned. The increase in estimate for prior years’ losses of $1,309 plus the increase in adjusting and other expenses of $316 increased the 2005 loss ratio 10.6%.

The losses recorded in 2005 significantly increased direct and ceded loss reserves, which in turn increased total assets and total liabilities as compared to 2004. This increase is primarily the result of two claims reserved at policy limits, both of which were unsettled as of December 31, 2005.

Operating and Administrative Expenses. Operating and administrative expenses for 2005 compared to 2004 decreased $1,019 or 21.2%. This decrease primarily resulted from ceding commissions earned which were $1,697 and $1,080 in 2005 and 2004, respectively, and a decline in acquisition costs resulting from operating efficiencies and a reduction in commission rates to certain agents.

Interest Expense. Interest expense in 2005 increased $59 from 2004, primarily because of increased interest rates and outstanding debt. Most line of credit debt was refinanced with trust preferred securities during 2005. Interest expense increased $142 on trust preferred securities and decreased $83 on lines of credit.

Income Taxes. The effective federal income tax rate was 26.1% for 2005 compared to 32.9% for 2004. While the 2004 effective rate approximated the expected rate, the 2005 effective rate is lower because of tax-exempt interest.

Financial Condition, Liquidity, and Capital Resources (000 omitted):

Professionals Direct, Inc. is a legal entity separate and distinct from its subsidiaries. Because the parent holding company has no other business operations, management fees and dividends from its subsidiaries represent the principal source of funds for its obligations, including debt service. The management fees paid by PDIC are pre-approved by the Office of Financial and Insurance Services (“OFIS”), the regulatory body in Michigan responsible for the oversight of the insurance subsidiary. Under the terms of the plan that governed the Company’s conversion, PDIC is prohibited from making any dividend payments to the parent holding company until such time as the surplus certificates are repaid in full. The management fees paid by the remaining subsidiaries are determined from time-to-time by the Board of Directors. The payment of management fees and dividends by our other subsidiaries are limited only by solvency requirements.

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

Trends or uncertainties that may impact short-term or long-term liquidity include changes in the cost and availability of reinsurance, changes in interest rates and changes in investment income. As the costs of obtaining reinsurance may change in the future, we intend to adjust the rates we charge our customers. However, such rate changes may be limited by competition or regulation. We believe that we will be able to manage these reinsurance costs so the impact on overall liquidity is minimized.

When interest rates decline, the cost of borrowing decreases and the market value of our investment portfolio, which primarily consists of debt securities, generally increases. At the same time, the overall yield on new investments tends to decrease. When interest rates increase, the opposite effects are realized. While interest rates continue to be low, they are starting to increase. We believe that it is unlikely material gains will be realized on portfolio assets or be a source of liquidity during 2006.

At December 31, 2005, we had cash and cash equivalents of $9,309. A substantial portion of this was or will be invested in bonds in the first quarter of 2006. Remaining cash and cash equivalents are expected to be used to fund operations and loss and reinsurance payments.

Our net cash flow from operations for 2005 was $6,062 compared to $4,164 for 2004. This increase can be attributed to an increase in retained premium and an increase in recoveries from reinsurers. This cash flow was partially invested in fixed maturities which resulted in negative cash flow from investing activities of $1,660 for the year. Cash provided by financing activities was $513, the result of net repayments under the lines of credit offset by the proceeds from the issuance of trust preferred securities. Last year net borrowings decreased $1,767.

To provide additional liquidity, we have three lines of credit available from a bank. The first line is a $1,800 revolving line used by Finance to finance insurance premiums and bears interest at .5% over the bank’s prime rate. This line had $170 outstanding at December 31, 2005. The second line is for $1,000, which can be used for potential acquisitions, and bears interest at 1% over the bank’s prime rate. The third line is a $3,000 declining balance facility that matures October 1, 2006. As a result of the declining balance feature, the maximum credit available under this facility at December 31, 2005 was $1,950. The second and third lines have no amounts outstanding as of December 31, 2005. These lines of credit require, among other things, that we maintain a minimum tangible net worth of $7,500, that PDIC maintain a minimum surplus of not less than 240% of the Authorized Control Level Risk Based Capital (as defined by the National Association of Insurance Commissioners), and that we deliver periodic financial reports to the bank. The Company was in compliance with all covenants as of December 31, 2005. The bank has a security interest in substantially all assets of the Company, Services and Finance. In addition, the shares of PDIC are pledged, subject to the rights of policyholders under insurance laws and the rights of insurance regulators.

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

Critical Accounting Estimates and Judgments

The consolidated financial statements include certain amounts, based upon informed estimates and judgments made by management, for transactions not yet complete or for which the ultimate resolution is not certain. Such estimates and judgments affect the reported amounts in the financial statements. Although management believes that they are making the best decisions based upon information then available, it is possible that as conditions and experience develop, these estimates may change and may be materially different from originally reported in the financial statements. Our reserves for unpaid loss and loss adjustment expenses and the related amounts due from reinsurers represent the most critical estimates present within the financial statements.

Amounts recoverable from reinsurers are estimated in a manner consistent with the provisions of the reinsurance agreement and the establishment of the liability for loss and loss adjustment expenses.

Loss and Loss Adjustment Expense Reserves

PDIC maintains reserves for payment of losses and loss adjustment expenses for reported claims and for claims incurred but not reported arising from policies that have been issued. PDIC provides for the estimated ultimate cost of those claims without regard to how long it takes to settle them or the time value of money. The determination of reserves involves actuarial and statistical projections of what PDIC expects to be the cost of the ultimate settlement and administration of such claims based on facts and circumstances then known, estimates of future trends in claim severity, and other variable factors such as inflation and changing judicial theories of liability.

Management estimates of the loss reserve liability are reviewed by independent actuaries twice each year. Several variables and methodologies are used to calculate the appropriate amount of the loss reserve liability that should be recorded. Key variables utilized to develop the loss reserve estimate include:

●	Loss reporting patterns
●	Payment patterns
●	Loss severity trend rates
●	Application of Michigan loss patterns and loss to premium relationships to Non-Michigan business
●	Case reserve setting patterns

The key actuarial methodologies used include:

●	Incurred development method
●	Paid development method
●	Case development method
●	Incurred Bornhuetter-Ferguson method
●	Paid Bornhuetter-Ferguson method
●	Frequency/severity method

Small changes to any of the assumptions regarding the key variables can significantly alter the outcome of the actuarial analysis. Because of the number of factors considered, it is neither practical nor meaningful to isolate a single variable and calculate the impact of changing that item. It is possible in assessing the overall results of an actuarial review to observe the magnitude of deviation the various methodologies create. The various methodologies rely to differing degrees on individual key variables, and as a result some insight into the sensitivity of those key variables can be observed. It is important to note that because not all methodologies are appropriate for all years, the difference in estimates amongst the various methodologies does not necessarily represent a reasonable range around the booked reserves. Only the most recent four years are assessed using the full range of methodologies. These four years represent approximately 90% of total net retained reserves. The range of the results of the various methodologies was from 22% below to 55% above the best estimate of $15.9 million for the four years.

An in-depth review of loss reserves is undertaken on a semi-annual basis. However, management continually reviews and updates the data underlying the estimation of its loss reserves and makes adjustments when we believe the emerging data supports a change. Any adjustments necessary are reflected in current operations. As a result of the variety of variables and methodologies that are considered, there is a significant risk that actual incurred losses will develop differently from these estimates.

In the years after a claim is reported, there is a significant amount of uncertainty over what the ultimate loss will be. Therefore, the estimate of future loss costs for claims recently reported tends to be less accurate. As claims get older, the estimate of future loss costs may be less inaccurate, but are still subject to material fluctuations until the claims are paid or otherwise closed. Eventually, all claims in a particular year are paid or closed and no additional development, favorable or adverse, will be experienced because the amount of the loss is certain.

Another factor that impacts incurred losses is development related to claims reported in prior years. Favorable or adverse development occurs when subsequent estimates of the loss reserve liability change. A subsequent decrease in estimate results in favorable development; a subsequent increase in estimate results in adverse development. Favorable or adverse development is reflected as a decrease or increase in the current year’s losses and loss adjustment expenses. As shown in the reserve development table that follows, the original estimates of our net loss reserves have resulted in favorable development (redundancy) in six of the last ten years and adverse development in four of the last ten years (deficiency).

The estimation of ultimate liability for losses and loss adjustment expenses is an inherently uncertain process and does not represent an exact calculation of that liability. Claims may not be brought until several years after the acts or omissions that gave rise to the claim occurred. Ultimate loss costs, even for similar events, vary significantly depending upon many factors. Professional liability claims are typically resolved over an extended period of time, often three years or more. The combination of changing conditions and the extended time required for claim resolution results in a loss cost estimation process that requires actuarial expertise and the application of significant judgment. Such estimates require periodic revision. PDIC’s current reserve policy recognizes this uncertainty by maintaining case supplement reserves (commonly referred to as IBNR reserves) to provide for the possibility that actual results may be less favorable compared to the estimated costs as developed during the normal case reserve estimation process. The case supplement reserve is determined by estimating the ultimate liability for the claims which have been made and reported and then subtracting the case reserves. Case supplement reserves as a percentage of total reserves at December 31, 2005 were 41.6%. PDIC does not discount its reserves to recognize the time value of money.

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

Each quarter, PDIC computes its estimated liability using appropriate principles and procedures. Because the establishment of loss reserves is an inherently uncertain process, however, there can be no assurance that losses will not exceed reserves. Adjustments in aggregate reserves, if any, are reflected in the operating results of the period during which such adjustments are made. As required by insurance regulatory authorities, PDIC annually receives a statement of opinion from its appointed actuary concerning the reasonableness of its reserves. At December 31, 2005, the recorded reserves were $17 greater than the point estimate of our independent actuary.

A reconciliation of the beginning and ending net liability for unpaid losses and loss adjustment expenses for the years ended December 31, 2005 and 2004 is provided in Note 7 to the consolidated financial statements included in this report.

The following table, known as the Loss Reserve Development Table, presents information over the preceding ten years regarding the payment of our losses as well as changes to (the development of) our estimates during that time period. The table includes direct losses and is net of reinsurance recoverables. The gross liability for losses before reinsurance, as shown on the balance sheet, and the reconciliation of that gross liability to amounts net of reinsurance are reflected at the top and bottom of the table. We do not discount our reserves for the time value of money. Information presented in the table is cumulative and, accordingly, each amount includes the effects of all changes in amounts for prior years. The table presents the development of our balance sheet reserves; it does not present accident year or policy year development data. Conditions and trends that have affected the development of liabilities in the past may not necessarily occur in the future. The volatility of professional liability claim frequency and severity makes the prediction of the ultimate loss very difficult. Likewise, the long time frame for professional liability claims to develop and be paid further complicates the process of estimating losses. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

The following may be helpful in understanding the Loss Reserve Development Table:

●
The line titled “Reserve for unpaid losses net of reinsurance recoverables” reflects the Company’s reserve for losses and loss adjustment expenses, less the receivables from reinsurers, each as showing in the Company’s consolidated financial statements at the end of each year (the Balance Sheet Reserves).

●	The section titled “Cumulative net paid, as of:” reflects the cumulative amounts paid as of the end of each succeeding year with respect to the previously recorded Balance Sheet Reserves.

●
The section titled “Re-estimated net liability, as of:” reflects the re-estimated amount of the liability previously recorded as Balance Sheet Reserves that includes the cumulative amounts paid and an estimate of additional liability based upon claims experience as of the end of each succeeding year (the Net Re-estimated Liability).

●
The line titled “Net cumulative redundancy (deficiency)” reflects the difference between the previously recorded Balance Sheet Reserve for each applicable year and the Net Re- estimated Liability relating thereto as of the end of the most recent fiscal year.

 [insert table here]

	December 31,
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
	(in thousands)
Original gross liability - end of year	$11,728	$16,309	$15,921	$13,721	$14,375	$13,051	$9,589	$10,138	$13,461	$21,048	$35,468
Less: reinsurance recoverables	(4,067)	(7,643)	(5,394)	(4,503)	(7,142)	(5,909)	(2,539)	(2,469)	(2,163)	(5,699)	(17,812)

Reserve for unpaid losses net of reinsurance recoverables	7,661	8,666	10,527	9,218	7,233	7,142	7,050	7,669	11,298	15,349	17,656

Cumulative net paid, as of:
One year later	4,236	5,050	4,395	3,199	2,552	1,776	3,645	2,878	6,232	8,129
Two years later	7,625	8,800	6,865	4,967	3,624	3,503	4,400	5,110	9,521
Three years later	9,719	10,114	7,846	5,474	3,948	3,730	5,316	6,297
Four years later	10,308	10,806	8,205	5,589	3,991	4,557	5,591
Five years later	10,738	11,057	8,227	5,618	4,721	4,619
Six years later	10,832	11,077	8,263	6,054	4,762
Seven years later	10,786	11,115	8,689	6,063
Eight years later	10,791	11,541	8,690
Nine years later	10,792	11,542
Ten years later	10,792

Re-estimated net liability, as of:
One year later	9,778	11,337	10,392	8,359	6,653	5,345	7,061	7,330	12,287	16,658
Two years later	11,051	12,035	9,815	7,320	5,235	5,311	6,885	6,705	13,466
Three years later	11,221	11,811	9,439	6,217	5,238	5,234	5,699	7,426
Four years later	10,998	11,950	8,647	6,217	5,131	4,754	5,808
Five years later	11,236	11,422	8,652	6,120	4,853	4,714
Six years later	11,038	11,427	8,562	6,146	4,863
Seven years later	11,038	11,414	8,690	6,151
Eight years later	11,053	11,542	8,706
Nine years later	10,792	11,558
Ten years later	10,792

Net cumulative redundancy (deficiency)	(3,131)	(2,892)	1,821	3,067	2,370	2,428	1,242	243	(2,168)	(1,309)

Gross re-estimated liability - latest	16,857	19,036	14,413	11,360	10,952	9,431	8,121	11,176	18,420	31,599
Re-estimated reinsurance recoverables	(6,065)	(7,478)	(5,707)	(5,209)	(6,089)	(4,717)	(2,313)	(3,750)	(4,954)	(14,941)

Net re-estimated liability - latest	10,792	11,558	8,706	6,151	4,863	4,714	5,808	7,426	13,466	16,658

Gross cumulative redundancy (deficiency)	$(5,129)	$(2,727)	$1,508	$2,361	$3,423	$3,620	$1,468	$(1,038)	$(4,959)	$(10,551)

As previously discussed, the process of estimating loss and loss adjustment expense reserves is inherently uncertain, which results in favorable and adverse development on initial estimates. The table above illustrates such uncertainty. Another variable in the process of estimating reserves is the quality of the claims administration. The underlying claims must be promptly analyzed to accurately estimate the potential loss. Prior to 1997, PDIC’s claims were administered by an outside claims administrator. Beginning in 1997, PDIC hired its own employees to administer the claims. At the same time, PDIC engaged a new actuarial firm.

An independent actuary that specializes in the lawyers’ professional liability industry performs a semi-annual study for PDIC that results in a recommended level for loss and loss adjustment expense reserves. The actuary reviews PDIC’s historical claim payment data and premiums data. In addition, the actuary performs statistical analyses based upon many factors, including the size of the firms insured, the ages of the attorneys, the practice areas of the attorneys, and the nature of the underlying errors that drive the claims. The actuary also considers the terms of PDIC’s reinsurance contracts. Ultimately, based on this examination, the actuary provides PDIC with an estimate of the reserves that should be recorded. These estimates vary from study to study based on new information available about previous claims and uncertainties inherent in new claims. Occasionally, as can be seen in the table, the estimates initially recorded for losses and loss adjustment expenses based upon the actuarial studies prove to be significantly different from actual results.

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

Statutory accounting principles (“Statutory”) require reserves to be reported net (i.e. after reinsurance). Generally accepted accounting principles (“GAAP”) require reserves to be reported gross (i.e. before reinsurance) with a corresponding asset established for the reinsurance recoverable. When compared on a net basis, Statutory and GAAP reserves are identical.

Market for Common Stock and Dividends

There is no active public trading market for the Company’s securities. Bid and asked quotations for the Company’s securities may be reported on the over-the-counter bulletin board (the “OTC”) under the symbol PFLD. Transactions in the Company’s securities are occasionally effected by individuals through the OTC or on an informal basis. The prices at which such transactions are effected are only occasionally reported to the Company.

Holders. As of December 31, 2005, there were approximately 685 record holders of the Company’s common stock.

Dividends. The Company has never declared a cash dividend on its common stock. Payment of dividends by the Company may be contingent on the receipt of dividends from PDIC. The payment of dividends by PDIC is subject to limitations imposed by the Michigan Insurance Code and the plan that governed the Company’s Conversion. PDIC is not permitted to make distributions until such time as all Surplus Certificates are redeemed.

Recent Sales of Unregistered Securities. On June 30, 2005, the Company issued a junior subordinated debenture (the “Debenture”) having a principal amount of $3,093,000 to Professionals Direct Statutory Trust II (the “Trust”). Cumulative interest on the Debenture accrues from June 30, 2005, and is payable quarterly in arrears. The rate is fixed at 7.785% until September 15, 2010, thereafter it is variable at a rate of three-month LIBOR (London Interbank Offering Rate) plus 3.625%. The Debenture is subordinate and junior to all senior indebtedness (as defined in the Indenture) of the Company with the exception of other Trust Preferred Securities. The Debenture matures on September 15, 2035, but may be redeemed in whole or in part beginning September 15, 2010.

On June 30, 2005, the Trust sold capital securities (“Capital Securities”) for $3 million to investors and issued common securities (“Common Securities”) for $93,000 to the Company. All of the proceeds from the sale of Capital Securities and Common Securities were invested in the Debenture. Capital Securities and Common Securities represent undivided beneficial interests in the Debenture, which is the sole asset of the Trust. Holders of Capital Securities and Common Securities are entitled to receive distributions from the Trust on terms which correspond to those of the Debenture. Distributions by the Trust and payments on liquidation of the Trust or redemption of Capital Securities are guaranteed by the Company to the extent the Trust has funds available (the “Guarantee”). The Company’s obligations under the Guarantee, taken together with its obligations under the Debenture and the Indenture, constitute a full and unconditional guarantee of all of the Trust’s obligations under the Capital Securities issued by the Trust.

The trust preferred securities were issued in reliance on an exemption from registration under Section 4(2) of the federal Securities Act of 1933.

Equity Compensation Plans. The following table provides information about Professionals Direct’s equity compensation plans regarding the number of securities to be issued under these plans, the weighted-average exercise prices of options outstanding under these plans and the number of securities available for future issuance as of December 31, 2005.

EQUITY COMPENSATION PLANS

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	0	n/a	70,000

Equity compensation plans not approved by security holders	0	n/a	0

Total	0	n/a	70,000

(1)
Consists of the Professionals Direct, Inc. Outside Directors' Deferred Compensation Plan and the Professionals Direct, Inc. Employee and Director Stock Purchase Plan. The numbers of shares reflected in column (c) in the table above with respect to the Outside Directors’ Deferred Compensation Plan (35,000 shares) and Employee and Director Stock Purchase Plan (35,000 shares) represent shares that may be issued other than upon the exercise of an option, warrant or right. Each plan listed above contains customary anti-dilution provisions that are applicable in the event of a stock split or certain other changes in Professionals Direct’s capitalization.

New Accounting Standards

In December 2004, Financial Accounting Standards Board (FASB) issued Statement No. 123(R), “Share-Based Payment” to expand and clarify Statement No. 123, “Accounting for Stock-Based Compensation” in several areas. SFAS 123(R) requires companies to measure the cost of employee services received in exchange for an award of an equity instrument based on the grant-date fair value of the award. SFAS 123(R) becomes effective January 1, 2006 and will be applied prospectively. While the Company’s Employee and Director Stock Purchase Plan may be subject to this standard, any effect is expected to be immaterial to the Company’s financial statement.

Forward-Looking Statements

This report contains forward-looking statements, including, but not limited to, statements relating to the Company’s business objectives and strategy. Such forward-looking statements are based on current expectations, management beliefs, certain assumptions made by the Company’s management, and estimates and projections about the Company’s industry. Words such as “anticipates”, “believes”, “estimates”, “expects”, “forecasts”, “intends”, “judgment”, “objective”, “predicts”, “projects”, “seeks”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Determination of loss and loss adjustment expense reserves and amounts due from reinsurers are based substantially on estimates and the amounts so determined are inherently forward-looking.

Forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict with respect to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may differ materially from those expressed, forecasted, or contemplated by any such forward-looking statements. Other factors, some of which are listed below, also influence the results of operations, financial condition and business of the Company and its subsidiaries:

●	Future economic conditions and the legal and regulatory environment in the markets served by the Company’s subsidiaries;

●	Reinsurance market conditions, including changes in pricing and availability of reinsurance;

●	Financial market conditions, including, but not limited to, changes in interest rates and the values of investments;

●	Inflation;

●	Credit worthiness of the issuers of investment securities, reinsurers and others with whom the Company and its subsidiaries do business;

●	Estimates of loss reserves and trends in losses and loss adjustment expenses;

●	Changing competition;

●	The Company’s ability to execute its business plan;

●	The effects of war and terrorism on investment and reinsurance markets;

●	The effects of hurricanes, earthquakes and other natural disasters on investment and reinsurance markets;

●	Changes in financial ratings issued by independent organizations, including A.M. Best, Standard & Poors and Moody’s;

●	The Company’s ability to enter new markets successfully and capitalize on growth opportunities;

●	The Company’s ability to comply with internal control audit requirements that are expected to become effective in 2007; and

●	Changes in the laws, rules and regulations governing insurance holding companies and insurance companies, as well as applicable tax and accounting matters.

Changes in any of these factors, or others, could have an adverse affect on the business or results of operations of the Company or its subsidiaries. Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Professionals Direct Inc. and Subsidiaries
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheet of Professionals Direct Inc. and Subsidiaries as of December 31, 2005, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the two years in the period then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Professionals Direct Inc. and Subsidiaries as of December 31, 2005, and the consolidated results of their operations and their cash flows for the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Grand Rapids, Michigan
March 3, 2006, except for Note 15 which is as of March 21, 2006

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

December 31,	2005

Assets (Note 9)	(000)

Fixed maturities held to maturity, at amortized cost (Note 3)	$4,312
Fixed maturities available for sale, at fair value (Note 3)	29,496
Other invested asset, at cost which approximates fair value	290

Total investments	34,098

Cash and cash equivalents	9,309
Receivables:
Premiums (Note 4)	1,394
Amounts due from reinsurers (Note 8)	17,875
Investment income	399
Other	109
Prepaid reinsurance premiums	4,175
Property and equipment, net (Note 6)	353
Deferred acquisition costs (Note 14)	1,378
Net deferred federal income taxes (Note 13)	1,578
Intangible assets, net (Note 5)	630
Other assets	50

37,750

Total Assets	$71,348

Liabilities and Shareholders’ Equity

Liabilities
Loss and loss adjustment expense reserves (Note 7)	$35,468
Unearned premiums	11,776
Amounts due to reinsurers	1,855
Lines of credit (Note 9)	170
Unearned ceding commissions (Note 14)	714
Accrued expenses and other liabilities	1,383
Accrued interest	1,653
Federal income taxes payable	196
Surplus certificates (Note 11)	2,531
Trust preferred securities (Note 10)	5,000

Total Liabilities	60,746

Commitments and Contingencies (Notes 8, 9 and 15)

Shareholders’ Equity (Note 11)
Preferred stock, no par (500,000 shares authorized, no shares issued)	-
Common stock, no par (5,000,000 shares authorized, 333,500 shares issued and outstanding)	3,206
Retained earnings	7,801
Accumulated other comprehensive loss (Note 18)	(405)

Total Shareholders’ Equity	10,602

Total Liabilities and Shareholders’ Equity	$71,348

See accompanying notes to consolidated financial statements

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME

Year ended December 31,	2005	2004
	(000)	(000)
Revenues
Net premiums earned (Note 8)	$15,375	$16,203
Fees and commissions earned	792	731
Net investment income (Note 3)	1,171	893
Finance and other income earned	153	152

Total Revenues	17,491	17,979

Expenses
Losses and loss adjustment expenses incurred (Notes 7 and 8)	12,521	11,937
Operating and administrative (Note 14)	3,785	4,804
Interest	506	447

Total Expenses	16,812	17,188

Income before federal income tax expense	679	791

Federal Income Tax Expense (Note 13)	177	260

Net Income	502	531

Other Comprehensive Loss (Note 18)	(188)	(106)

Comprehensive Income	$314	$425

Per share of common stock (not in thousands):
Basic and diluted net income per share	$1.51	$1.59
Basic and diluted comprehensive income per share	.94	1.27

See accompanying notes to consolidated financial statements

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common shares	Common stock par value	Retained earnings	Accumulated other comprehensive loss	Total
		(000)	(000)	(000)	(000)

Balance, January 1, 2004	333,500	$3,206	$6,768	$(111)	$9,863

Net income for the year	-	-	531	-	531

Net depreciation on available for sale securities, net of taxes (Note 18)	-	-	-	(106)	(106)

Balance, December 31, 2004	333,500	$3,206	$7,299	$(217)	$10,288

Net income for the year	-	-	502	-	502

Net depreciation on available for sale securities, net of taxes (Note 18)	-	-	-	(188)	(188)

Balance, December 31, 2005	333,500	3,206	7,801	(405)	10,602

See accompanying notes to consolidated financial statements

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31,	2005	2004
	(000)	(000)
Operating Activities
Net income	$502	$531
Adjustments to reconcile net income to net cash from operating activities:
Deferred federal income tax expense	(43)	(267)
Realized gains	-	(5)
Depreciation	147	152
Amortization	631	868
Changes in operating assets and liabilities:
Premiums receivable	(292)	150
Amounts due from reinsurers	(11,596)	(3,913)
Investment income receivable	5	(47)
Other receivable	239	(16)
Prepaid reinsurance premiums	(12)	(2,388)
Federal income taxes recoverable	561	(561)
Deferred acquisition costs	37	214
Other assets	(47)	23
Loss and loss adjustment expense reserves	14,420	7,587
Unearned premiums	1,038	270
Amounts due to reinsurers	(181)	1,543
Unearned ceding commissions	(72)	675
Accrued expenses and other liabilities	396	(482)
Accrued interest	133	136
Federal income taxes payable	196	(306)

Net cash from operating activities	6,062	4,164

Investing Activities
Cost of available for sale fixed maturities acquired	(5,207)	(11,917)
Cost of held to maturity fixed maturities acquired	(4,072)	(252)
Proceeds from sales or maturities of fixed maturities available for sale	7,821	7,207
Cost of property and equipment acquired	(202)	(47)

Net cash for investing activities	(1,660)	(5,009)

Financing Activities
Net repayments under lines of credit	(2,337)	(1,767)
Payment of debt issue costs	(150)	-
Proceeds from issuance of trust preferred securities	3,000	-

Net cash from (for) financing activities	513	(1,767)

Net Increase (Decrease) in Cash and Cash Equivalents	4,915	(2,612)

Cash and Cash Equivalents, beginning of year	4,394	7,006

Cash and Cash Equivalents, end of year	$9,309	$4,394

Supplemental Disclosures of Cash Flow Information
Federal income tax payments (recoveries) - net	$(537)	$1,387
Interest payments	373	311

See accompanying notes to consolidated financial statements

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization of the Company and Nature of Business

Professionals Direct Inc. (Company) is an insurance holding company with four subsidiaries (see Note 2). One of the subsidiaries, Professionals Direct Insurance Company (PDIC) is the former Michigan Lawyers Mutual Insurance Company (the Mutual). The Mutual was originally formed in the State of Michigan on June 4, 1987, for the principal purpose of providing professional liability insurance on a claims-made basis to attorneys practicing in Michigan. PDIC continues to provide professional liability insurance to attorneys and law firms in Michigan and other states. In 2005, 36% of premiums were written in Michigan, 9% in Florida, 7% each in Arizona, Colorado and Pennsylvania with the balance in twenty-three additional states with no other state exceeding 7%.

The Lawyers Direct Risk Purchasing Group (Group) was formed during 2002 to facilitate the purchase of liability insurance by certain of the Company’s insureds. The Group is a non-profit corporation with current management of the Company comprising its Board.

2.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (Professionals Direct Insurance Company, a property and casualty insurance company; Professionals Direct Employer Organization, Inc., an inactive Michigan professional employer organization; Professionals Direct Finance, Inc. (Finance), a premium finance company; Professionals Direct Insurance Services, Inc. (Services), a company providing underwriting, claims, accounting, information technology services and selling professionals liability and other insurance), plus Lawyers Direct Risk Purchasing Group, which the company controls.

Professionals Direct Statutory Trust I and Professionals Direct Statutory Trust II are accounted for under the equity method in the accompanying financial statements. They are not consolidated because the Company is not the primary beneficiary.

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

Available for sale securities are recorded at fair value based upon quoted market prices of the underlying securities. Unrealized gains and losses, net of the related tax effect, on available for sale securities are excluded from net income and reported as accumulated other comprehensive income (loss), until realized. A decline in the fair value of any available for sale security below cost, that is deemed other than temporary, is charged to earnings and results in the establishment of a new cost basis for the security.

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

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Invested Asset

Other invested asset is an investment in a non-public reinsurance company accounted for using cost basis accounting. The fair value of this investment represents management’s best estimate of fair value based upon information received from the investee. A decline in the estimated fair value of any other invested asset below cost that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis for the security.

Cash and Cash Equivalents

Cash and cash equivalents include money market mutual funds and investments with original maturities of three months or less and are stated at cost, which approximates fair value.

Property and Equipment

Property and equipment, consisting principally of computer equipment and software, is stated at cost, less accumulated depreciation and amortization. Software development costs, consisting principally of the costs of external consultants, are capitalized and amortized over estimated useful lives. Depreciation and amortization are provided using accelerated and straight-line methods over estimated useful lives, which range from three to seven years.

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

Deferred Acquisition Costs and Unearned Ceding Commissions

Acquisition costs, consisting of commissions, premium taxes and other underwriting costs are deferred and amortized ratably over the terms of the policies, generally one year. The recoverability of deferred acquisition costs is assessed and such costs are reduced if a premium deficiency exists. Unearned ceding commissions are deferred and amortized ratably over the terms of the treaties.

Unearned Premiums

Unearned premiums represent the portion of premiums written which is applicable to the unexpired terms of policies in force, calculated using the daily pro-rata basis.

Loss and Loss Adjustment Expenses

Unpaid losses and loss adjustment expenses (LAE) are provided for as claims are incurred. The provision for unpaid losses and loss adjustment expenses includes: (1) the accumulation of individual case estimates for claims and claim adjustment expenses reported prior to the close of the accounting period; (2) estimates for unreported claims based on historical and industry data; (3) estimates of expenses for investigating and adjusting

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

claims based on the experience of the Company and the industry; and (4) estimates of additional development of these losses over case basis estimates based upon past experience.

Inherent in the estimates of ultimate claims are expected trends in claim severity, frequency and other factors that may vary as claims are settled. The amount of uncertainty in the estimates for liability coverage is significantly affected by such factors as the amount of claim experience relative to the development period, knowledge of the actual facts and circumstances and the amount of risk retained. The liability for losses and loss adjustment expenses is necessarily an estimate and while it is believed to be adequate, the ultimate liability could exceed or be less than such estimate. The methods for making such estimates and for establishing the resulting liability are continually reviewed, and any adjustments are reflected in current operations.

Reinsurance

In the normal course of business, the Company seeks to reduce the risk of loss that may arise from significant events that cause unfavorable underwriting results by reinsuring certain levels of risk with reinsurers.

Amounts recoverable from reinsurers are estimated in a manner consistent with the provisions of the reinsurance agreement and the establishment of the liability for loss and loss adjustment expenses. Premiums earned, losses and loss adjustment expenses and policy acquisition costs are reported net of the amounts related to reinsurance ceded to other companies. Amounts recoverable from reinsurers related to the portions of the liabilities for losses and loss adjustment expenses and unearned premiums ceded are reported as assets.

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

The most significant estimates that are susceptible to significant change in the near term relate to the determination of the loss and loss adjustment expense reserves and amounts due from reinsurers. Although considerable variability is inherent in these estimates, management believes that they are fairly stated based on presently available information. Estimates are reviewed regularly and adjusted as deemed appropriate. Such adjustments are reflected in current operations.

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

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Credit Risk - is the risk that issuers of securities owned by the Company will default, or other parties, including reinsurers and customers which owe the Company money, will not pay. The Company has a concentration of amounts due from customers in the State of Michigan as approximately 36% of current year revenues were derived from customers in Michigan. The Company manages this risk by adhering to a conservative investment strategy, by maintaining sound reinsurance and credit and collection policies, and by providing for any amounts deemed uncollectible.

Interest Rate Risk - is the risk that interest rates will change and cause a decrease in the value of an insurer’s investments. The Company mitigates this risk by attempting to match the maturity schedule of its assets with the expected payout of its liabilities. To the extent that liabilities come due more quickly than assets mature or the Company liquidates investments to meet operating needs, the Company would have to sell assets prior to maturity and recognize a gain or loss. At December 31, 2005, the estimated fair value of the Company’s bond portfolio was less than its cost, however the Company believes that it has the ability to hold securities to maturity and therefore minimize the risk of loss recognition.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Fixed maturity securities
The fair values of fixed maturity securities are based on quoted market prices, when available or based on values obtained from investment brokers.

Cash and cash equivalents
The carrying amount is a reasonable estimate of fair value.

Premiums and Finance Receivables and Accounts Payable and Accrued Expenses
The carrying amount is considered to be a reasonable estimate of fair value due to their short-term nature.

Surplus Certificates
The carrying amount is a reasonable estimate of fair value due to the restrictive nature and limited marketability of the notes.

Notes Payable
The fair value of amounts outstanding on the Company’s line of credit arrangements is equal to the unpaid balance of the notes due to the variable rate of interest on the arrangement.

Trust Preferred Securities
The carrying value of the issue dated June 30, 2005 is a reasonable estimate of fair value based on interest rates as of December 31, 2005.

The carrying value of the issue dated December 4, 2002 is a reasonable estimate of fair value due to its variable rate of interest.

3.	Investments

A summary of amortized cost, gross unrealized gains and losses, and fair value of fixed maturities is as follows:

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		Gross unrealized
December 31, 2005	Amortized cost	Gains	Losses	Fair value
	(000)	(000)	(000)	(000)
Fixed maturities held to maturity:
Obligations of states and political subdivisions	$4,312	$11	$30	$4,293

Fixed maturities available for sale:
U.S. treasury securities and obligations of U.S. government agencies	6,185	-	94	6,091
Obligations of states and political subdivisions	11,752	-	357	11,395
Corporate securities	10,775	4	182	10,597
Mortgage and other asset-backed securities	1,415	2	4	1,413

Total fixed maturities	$34,439	$17	$667	$33,789

The amortized cost and fair value of fixed maturities, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2005	Amortized cost	Fair value
	(000)	(000)
Fixed maturities held to maturity, other than mortgage and other asset-backed securities:
Due after five years through ten years	$1,667	$1,674
Due after ten years	2,645	2,619

Total fixed maturities held to maturity	4,312	4,293

Fixed maturities available for sale, other than mortgage and other asset-backed securities:
Due in one year or less	8,044	7,968
Due after one year through five years	14,962	14,575
Due after five years through ten years	4,505	4,392
Due after ten years	1,201	1,148

Total fixed maturities available for sale	28,712	28,083

Mortgage and other asset-backed securities	1,415	1,413

	$34,439	$33,789

Proceeds from sales of available for sale fixed maturities were $7,170,000 and $6,325,011 in 2005 and 2004, respectively, on which gross gains of $0 and $4,932 were realized in 2005 and 2004, respectively. There were no realized losses in either year.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other than Temporary Impairments of Securities and Unrealized Losses on Investments

At December 31, 2005, the Company had 67 securities deemed to be temporarily impaired. These investments had unrealized losses of less than 7% each and no single security loss exceeded $40,000. Forty-seven investments have had unrealized losses for more than one year, which losses aggregated $549,000 at December 31, 2005.

In concluding that investments with unrealized losses are not other-than-temporarily impaired, positive evidence consisted of: 1) no specific events related to credit risk of the issuer caused concern; 2) interest payments are current; 3) market prices have risen; 4) changes in market value are normal relative to fluctuations in overall interest rates; and 5) the Company has the intent and ability to hold the security until the anticipated recovery in value occurs.
The fair value and amount of unrealized losses segregated by the time period the investment has been in an unrealized loss position is as follows:

December 31, 2005	Less than 12 months		Greater than 12 months

	Fair value of investments with unrealized losses	Gross unrealized losses	Fair value of investments with unrealized losses	Gross unrealized losses
	(000)	(000)	(000)	(000)
Debt Securities:
U.S. treasury securities and obligations of U.S. government agencies	$1,065	$11	$4,525	$83
Obligations of states and political subdivisions	2,021	23	9,374	334
Corporate securities	2,525	51	7,030	131
Mortgage and other asset-backed securities	1,193	3	22	1

Totals	$6,804	$88	$20,951	$549

At December 31, 2005, investments with a fair value of $2,965,438 and amortized cost of $2,993,847 were on deposit with regulatory authorities, as required by law.

Net investment income was comprised of the following components:

Year ended December 31,	2005	2004
	(000)	(000)
Investment income:
Fixed maturities	$1,054	$927
Short-term investments	219	59
Net realized gains (losses)	-	5

	1,273	991
Less investment expenses	102	98

Net investment income	$1,171	$893

No individual investment exceeds ten percent of shareholders’ equity.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	Premiums and Deductibles Receivable and Allowance for Doubtful Accounts

Premium receivables are primarily customer obligations due under terms of premium finance contracts. We sell our policies exclusively to lawyers and law firms. Professionals Direct Finance, Inc. provides premium financing to policyholders of Professionals Direct Insurance Company for up to seventy-five percent of the premium. Typically, Finance will accept installment payments over nine months, including a finance charge. Finance holds the policy as collateral and if an account is delinquent will have the insurance company cancel the policy. The return of unearned premium should exceed the amount owed on the contract and the difference is paid to the policyholder. As a result, no allowance for doubtful accounts is provided.

Deductible receivables are amounts due from policyholders under the terms of the policy when the Company pays indemnity or expenses on behalf of a policyholder. There are typically a limited number of policyholders with deductible balances outstanding. We record an allowance for doubtful accounts based on specifically identified amounts that we believe to be uncollectible. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The allowance for doubtful accounts at December 31, 2005 and 2004 was $20,000 and $25,000, respectively.

5.	Intangible Assets

Intangible assets consist of the following:

December 31,	2005
(000)
Cost:
Debt issue costs	$289
Covenants not to compete	310
Renewal rights and customer lists	526

1,125
Less accumulated amortization	495

Net intangible assets	$630

Intangible assets include debt issue costs of $150,237 and $93,848 incurred in 2005 and 2002, respectively, in connection with the issuance of trust preferred securities (see Note 10), and $45,000 incurred in 2003 in connection with additional bank financing. In 2002, the Company purchased the renewal rights to the direct written lawyers professional liability policies of Interlex Insurance Company for $309,000. In conjunction with this purchase, the Company obtained certain non-competition covenants from Interlex and its employees for $132,428 and acquired the renewal rights and a covenant not to compete from a former Interlex agent for $49,371.

The renewal rights are being amortized on a straight line basis over fifteen years. The covenants are being amortized over the associated duration of the covenant up to 51 months. Debt issue costs are being amortized by the effective interest method over the term of the repayment period ranging from 3 to 30 years, and have been included in interest expense. Amortization expense incurred related to intangible assets during 2005 and 2004 amounted to $65,789 and $93,542, respectively. Intangible assets are assessed for impairment at least quarterly, or more often if circumstances suggest that an impairment of the carrying value of the asset may exist. No impairment was deemed to have occurred during 2005 or 2004.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future amortization expense is as follows:

Year ending December 31,
(000)

2006	$62
2007	43
2008	43
2009	43
2010	43
Thereafter	396

$630

6.	Property and Equipment

Property and equipment consist of the following:

December 31,	2005
(000)
Cost:
Computer equipment	$287
Furniture and other equipment	258
Computer software	1,237
Leasehold improvements	47

1,829
Less accumulated depreciation and amortization	1,476

Net property and equipment	$353

7.	Loss and Loss Adjustment Expense Reserves

Activity in the loss and loss adjustment expense reserves is summarized as follows:

December 31,	2005	2004
	(000)	(000)

Balance, beginning of year	$21,048	$13,461
Less reinsurance balances recoverable	(5,699)	(2,163)

Net balance, beginning of year	15,349	11,298

Incurred related to:
Current year	11,212	10,948
Prior years	1,309	989

Total incurred	12,521	11,937

Paid related to:
Current year	2,085	1,654
Prior years	8,129	6,232

Total paid	10,214	7,886

Net balance, end of year	17,656	15,349
Plus reinsurance balances recoverable	17,812	5,699

Balance, end of year	$35,468	$21,048

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The 2005 increase in incurred losses related to prior years is primarily attributable to years 2002, 2003 and 2004 and resulted from increases in reserves caused by increased loss severity. The 2004 increase in incurred losses related to prior years resulted from similar adverse loss development on primarily the 2002 and 2003 years.

8.	Reinsurance

In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Although reinsurance agreements contractually obligate the Company’s reinsurers to reimburse the Company for their proportionate share of losses, they do not discharge the primary liability of the Company. The Company is contingently liable for unpaid losses and loss adjustment expenses and unearned premiums associated with ceded insured risks in the event the assuming insurance organizations fail to meet their contractual obligations.

In 2005 and 2004, the Company’s net retention on the majority of the policies issued was $250,000 per claim.

Amounts due from reinsurers consisted of amounts related to the following:

December 31,	2005
(000)

Paid loss and loss adjustment expenses	$63
Unpaid loss and loss adjustment expenses	17,812

$17,875

The effect of reinsurance on premiums written and earned is as follows:

	2005		2004

	Written	Earned	Written	Earned
	(000)	(000)	(000)	(000)

Direct	$25,902	$24,864	$24,009	23,739
Ceded	(9,501)	(9,489)	(9,924)	(7,536)

Net Premiums	$16,401	$15,375	$14,085	16,203

As a result of reinsurance ceded, losses and loss adjustment expenses incurred were reduced by $14,813,363 and $5,309,163 in 2005 and 2004, respectively. This increase in ceded losses is primarily the result of two claims that together have been reserved at policy limits. Both of these cases remain unresolved as of December 31, 2005.

The Company holds collateral under related reinsurance agreements in the form of irrevocable letters of credit with various banks. At December 31, 2005, the balance of these letters of credit was $4,221,774.

9.	Lines of Credit

At December 31, 2005, the Company owed $170,000 under a $1.8 million line of credit that bears interest at .5% over the bank’s prime rate (effectively 7.75% at December 31, 2005). At December 31, 2005, the Company

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

had available a second line of credit of $1,000,000 that bears interest at 1.0% over the bank’s prime rate (effectively 8.25% at December 31, 2005). The Company had available a third line of credit of $3,000,000 that bears interest at 1.25% over the bank’s prime rate (effectively 8.5% at December 31, 2005). This line of credit has a declining balance facility and matures October 1, 2006. As a result of the declining balance feature, the maximum credit available under this facility at December 31, 2005 was $1,950,000. All of the lines of credit grant a security interest in substantially all assets of the Company, Services and Finance. In addition, the Company provided a pledge of its shares of PDIC. All of the lines of credit impose financial covenants. The Company was in compliance with all covenants as of December 31, 2005.

10.	Trust Preferred Securities

Issue dated June 30, 2005:

On June 30, 2005, the Company issued a junior subordinated debenture (the “Debenture”) having a principal amount of $3,093,000 to Professionals Direct Statutory Trust II (the “Trust”). Cumulative interest on the Debenture accrues from June 30, 2005, and is payable quarterly in arrears. The rate is fixed at 7.785% until September 15, 2010, thereafter it is variable at a rate of three-month LIBOR (London Interbank Offering Rate) plus 3.625%. The Debenture is subordinate and junior to all senior indebtedness (as defined in the indenture) of the Company with the exception of other Trust Preferred Securities. The Debenture matures on September 15, 2035, but may be redeemed in whole or in part beginning on September 15, 2010.

On June 30, 2005, the Trust sold capital securities (“Capital Securities”) for $3 million to investors and issued common securities (“Common Securities”) for $93,000 to the Company. All of the proceeds from the sale of Capital Securities and Common Securities were invested in the Debenture. Capital Securities and Common Securities represent undivided beneficial interests in the Debenture, which is the sole asset of the Trust. Holders of Capital Securities and Common Securities are entitled to receive distributions from the Trust on terms which correspond to those of the Debenture. Distributions by the Trust and payments on liquidation of the Trust or redemption of Capital Securities are guaranteed by the Company to the extent the Trust has funds available (the “Guarantee”). The Company’s obligations under the Guarantee, taken together with its obligations under the Debenture and the Indenture, constitute a full and unconditional guarantee of all of the Trust’s obligations under the Capital Securities issued by the Trust.

Issue Dated December 4, 2002:

On December 4, 2002, the Company issued a floating rate junior subordinated debenture (the “Debenture”) having a principal amount of $2,062,000 to Professionals Direct Statutory Trust I (the “Trust”). Cumulative interest on the Debenture accrues from December 4, 2002, and is payable quarterly in arrears. The rate is variable at LIBOR (London Interbank Offering Rate) plus 4.00% (not to exceed 12.50%). At December 31, 2005, interest accrued at an annual rate per annum equal to 8.44%. The Debenture is subordinate and junior to all senior indebtedness (as defined in the indenture) of the Company with the exception of other Trust Preferred Securities. The Debenture matures on December 4, 2032, but may be redeemed in whole or in part beginning on December 4, 2007.

On December 4, 2002, the Trust sold floating rate capital securities (“Capital Securities”) for $2 million to investors and issued floating rate common securities (“Common Securities”) for $62,000 to the Company. All of the proceeds from the sale of Capital Securities and Common Securities were invested in the Debenture. Capital Securities and Common Securities represent undivided beneficial interests in the Debenture, which is the sole asset of the Trust. Holders of Capital Securities and Common Securities are entitled to receive distributions from the Trust on terms which correspond to those of the Debenture. Distributions by the Trust and payments on liquidation of the Trust or redemption of Capital Securities are guaranteed by the Company to the extent the Trust has funds available (the “Guarantee”). The Company’s obligations under the Guarantee, taken together with its obligations under the Debenture and the Indenture, constitute a full and unconditional guarantee of all of the Trust’s obligations under the Capital Securities issued by the Trust.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Certificates have a principal value of $1,000 each and bear simple interest at the rate of 5.25% per annum from the issuance date until paid. Principal and accrued interest thereon may be paid only from surplus earnings, and then only upon the written consent of the OFIS and in such amounts as are determined by the Board of Directors. Subject to these conditions for repayment, certificates are redeemable by the holder after they have been outstanding for ten years. To date, the Company has received approval to pay certain interest on certificates issued prior to December 31, 1993. Interest payments during 2005 and 2004 to these certificate holders amounted to $621 and $0, respectively.  At December 31, 2005 interest accrued and unpaid was approximately $1,628,000.

During the Conversion in 2001, 1,814 surplus certificates were converted to common stock and interest totaling $540,798 was paid on these converted certificates. At December 31, 2005, 2,531 certificates remain outstanding.

In the event of liquidation, receivership, insolvency, reorganization, dissolution, or termination of existence of the Company, or the sale by the Company of substantially all its assets, the outstanding certificates will be of equal rank with each other regardless of the issuance date of a certificate, and redemption thereof will be subordinate to claims of creditors and policyholders and any other priority claims as provided by the insurance code. If there are insufficient assets in such event to pay in full, interest and principal on all outstanding certificates, payment will be made pro rata.

On January 26, 2006, the OFIS approved the redemption of certificates and interest thereon aggregating $300,000.

12.	Statutory Information

Dividend Restrictions

As required by the Plan of Conversion, PDIC is prohibited from making dividend payments to the Company until such time as the surplus certificates are redeemed. In addition, under Michigan law, the maximum dividend that may be paid by PDIC to the Company during any twelve-month period without the prior approval of the OFIS is the greater of 10% of PDIC’s statutory surplus as reported on the most recent Annual Statement filed with the OFIS or the net income of PDIC for the period covered by such Annual Statement.

Statutory Information

At December 31, 2005, statutory surplus of PDIC was $17.5 million. The State of Michigan requires insurance companies domiciled in Michigan to have minimum statutory surplus of $7 million. Statutory net income for the years ended December 31, 2005 and 2004 was $203,336 and $38,988, respectively.

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

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	Federal Income Taxes

Federal income tax expense consists of:

Year ended December 31,	2005	2004
	(000)	(000)

Current	$220	$527
Deferred	(43)	(267)

	$177	$260

The significant components of federal income tax expense were as follows:

Year ended December 31,	2005	2004
	(000)	(000)

Operations	$177	$260
Equity - accumulated other comprehensive loss	(97)	(55)

A reconciliation of the federal statutory tax rate to the Company’s effective tax rate is as follows:

Year ended December 31,	2005	2004

Federal statutory tax rate	34.0%	34.0%
Reduction in income taxes relating to tax-exempt municipal bond interest	(7.9)	(1.1)

Effective tax rate	26.1%	32.9%

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

December 31,	2005
(000)
Deferred tax assets:
Loss reserve discounting	$438
Unearned premium reserves	517
Interest on surplus certificates	544
Other	305

Total gross deferred tax assets	1,804

Deferred tax liabilities:
Deferred acquisition costs	(226)

Net deferred federal income tax asset	$1,578

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In assessing the realizability of deferred federal income tax assets, management considers whether it is more likely than not that some portion of the deferred federal income tax assets will not be realized. Because of the carryforward provisions of the Internal Revenue Code, and the Company’s expectation that temporary differences will reverse during periods in which taxable income is generated, management believes it is more likely than not that the Company will fully realize the net deferred federal income tax assets. Accordingly, no valuation allowance has been established.

14.	Deferred Acquisition Costs and Unearned Ceding Commission

Changes in deferred acquisition costs are summarized as follows:

Year ended December 31,	2005	2004
	(000)	(000)

Balance, beginning of year	$1,415	$1,629

Amounts deferred:
Commissions	1,186	1,417
Premium taxes	420	391
Internal underwriting expenses	1,425	1,356

Total amounts deferred	4,446	4,793

Less amortization	(3,068)	(3,378)

Balance, end of year	$1,378	$1,415

Changes in unearned ceding commission are summarized as follows:

Year ended December 31,	2005	2004
	(000)	(000)

Balance, beginning of year	$786	$111

Ceding commissions deferred	1,624	1,755

Less amortization	(1,696)	(1,080)

Balance, end of year	$714	$786

15.	Commitments and Contingencies

The Company has entered into operating leases for office space and equipment. Rental expense for these items totaled $209,145 and $200,242 in 2005 and 2004, respectively. Future net minimum lease payments under noncancelable leases are as follows:

Year ending December 31,
(000)

2006	$121
2007	21
2008	6

$148

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company purchased an annuity policy from a life insurance company for purposes of funding a structured claim settlement. At December 31, 2005, the Company remains contingently liable for this settlement in the amount of $396,000.

On March 21, 2006, the Company entered into a non-cancelable lease for office space. The lease is for ten years beginning July 1, 2006 with fixed annual increases in minimum lease payments. Lease payments are waived for the first year. This lease will be accounted for in accordance with Financial Accounting Standards Board (FASB) Statement No. 13, Accounting for Leases, which requires that lease expense be equal to the pro-rata portion of the fixed lease payments over the term of the lease rather than as paid. Future net minimum lease payments will be as follows:

Year ending December 31,
(000)

2006	$29
2007	119
2008	179
2009	183
2010	187
Thereafter	1,094

$1,791

16.	Benefit Plans

The Company maintains a 401(k) defined contribution employee benefit plan covering substantially all employees meeting eligibility requirements. The Company matches 50% of employee contributions up to an annual maximum of 5% of an employee’s salary. The Company’s expense under this plan was $54,160 and $53,027 in 2005 and 2004, respectively.

Effective January 1, 2001, the Company established a Savings & Retirement Plan. This plan was established to facilitate employee purchases of Company stock upon demutualization. There has been no activity in this plan. Effective December 31, 2005, the Company has merged the Savings & Retirement Plan into the 401(k) plan.

The Company established an Outside Directors Deferred Compensation Plan and an Employee and Director Stock Purchase Plan effective March 23, 2005 and approved by shareholders May 11, 2005. Each plan authorizes the issuance of 35,000 shares. The Deferred Compensation Plan permits deferral of up to 100% of directors’ fees converted to shares based on their fair market value. The Stock Purchase Plan permits employees and directors to purchase Company stock at 90% of fair market value. During 2005, there was no activity in either plan.

17.	Related Party Transaction

The Company’s president serves on the Board of Directors and is treasurer of Lawyers Reinsurance Company (“Lawyers Re”), in which the Company has an investment. Lawyers Re is a participant in the reinsurance treaties of PDIC. During 2005 and 2004, premiums of $336,000 and $253,000 were ceded to Lawyers Re. During 2005, $155,000 in losses were paid by Lawyers Re. As of December 31, 2005, unearned premiums ceded to Lawyers Re were $147,000.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	Other Comprehensive Income (Loss)

The significant components of other comprehensive income (loss) were as follows:

Year ended December 31,	2005	2004
	(000)	(000)

Increase in unrealized holding loss on securities	$(285)	$(156)
Income tax benefit	97	53

	(188)	(103)

Reclassification adjustment for gains included in net income	-	(5)
Income tax benefit	-	2

	-	(3)

Other comprehensive income (loss)	$(188)	$(106)

PROFESSIONALS DIRECT, INC. DIRECTORS AND EXECUTIVE OFFICERS

At December 31, 2005

Board of Directors

David W. Crooks - Value Added Consultants, Ltd.
(general business consulting)

Tracy T. Larsen - Barnes & Thornburg, LLP
(a full-service law firm)

Thomas J. Ryan - Thomas J. Ryan, P.C.
(attorney at law)

Joseph A. Fink - Member, Dickinson Wright, PLLC
(a full-service law firm)

Julius A. Otten - Independent consultant
(consulting on matters in the insurance industry)

Thomas F. Dickinson - President and Chief Executive Officer of FinCor Holdings, Inc. / MHA Insurance Company
(medical liability insurance provider)

Blake W. Krueger - President and Chief Operating Officer of Wolverine World Wide, Inc.
(international marketer of footwear and accessories)

Mary L. Ursul - Senior Director of Business Development/Strategic Planning of FinCor Holdings, Inc. / MHA Insurance Company
(medical liability insurance provider)

Stephen M. Tuuk - President and Chief Executive Officer of Professionals Direct, Inc.

Stephen M. Westfield - Vice President, Secretary and Treasurer of Professionals Direct, Inc.

Executive Officers

Stephen M. Tuuk - Chairman, President and Chief Executive

Stephen M. Westfield - Vice President, Secretary and Treasurer

35